


SEC MAIL PROCESSING SECTION
RECEIVED
NOV 2 0 2006
WASH. D.C.
161


AFRICAN
BANK

13 November 2006

Positive impact from volume growth on ABIL's results

Midrand: African Bank Investment Limited (ABIL) today announced an increase in headline earnings of 20% to R1 145 million (2005: R956 million), while headline earnings per share increased by a lesser 13% to 230,5 cents per share (2005: 203,2 cents), as a result of the dilution effect of the group's BEE programme. Ordinary dividends per share of 200 cents have been declared, relative to the 122 cents for 2005, while economic profit increased by 34% to R808 million.

Over the last year ABIL has embarked on a journey of reducing the cost of credit in the unsecured market in order to grow the absolute size of this market. The group said that continued strong demand for credit and a better than anticipated response from clients to the group's new product and pricing models, created a positive market environment for ABIL for the financial year to 30 September 2006.

ABIL implemented its first set of product offerings and pricing segmented by risk groupings in August 2005. This resulted in a substantial increase in loan volumes, especially to the lower risk clients, who benefited the most from price reductions and the resultant increased loan affordability. Sales grew by 26% to R5,5 billion and advances by 20% to R7,7 billion.

During 2006, the group made a number of further adjustments to its underwriting models. As a result of these latest pricing changes, the total cost of credit for over 60% of customers has fallen by at least 11% per annum. The cost of credit to the lowest risk groups, comprising 15% of its customers, has now being set below the existing Usury rate for 48 and 60-month loans. ABIL said that operating costs that have been kept flat for the past 5 years, lower funding costs and a leaner capital structure provided the improved efficiencies that allowed these price reductions for clients.

Credit vintages that measure the rate at which loans enter a non-performing stage, have been in line with expectations and within risk appetite, while NPLs increased by R571 million to R2 213 million on the back of advances growth and low write-offs.

The group said that signals that point to the beginning of a change in the credit cycle have begun emerging over the past year. This has been caused by a combination of increasingly competitive

credit supply side dynamics and moderately rising inflation and interest rates. As competitors and new entrants increase their exposure to this market segment, average debt, particularly to higher risk clients, has been rising. ABIL's risk segmentation models also allow the group to calibrate its risk appetite more finely in the face of this changing credit cycle. As the group identifies certain risk groups that may be vulnerable to taking up higher levels of credit, it is able to tighten its underwriting criteria and thereby reduce its exposure to this anticipated emerging strain on affordability of these clients.. At the same time it is also able to target new products and more competitive pricing to lower risk groups who are not as affected by these dynamics. This ensures that while the competitive landscape is changing, the group's growth strategy remains intact.

CEO, Leon Kirkinis said "ABIL is confident that it will achieve its stated financial objectives for the 2007 financial year, but more importantly, will continue to use the high return on equity currently being achieved to strengthen the competitive position and growth prospects of the group for subsequent financial periods through further risk discovery and price reductions on its products."

Ends

For further information, please contact:

David Woollam

Financial director

Tel: (011) 256-9234

E-mail: dwoollam@africanbank.co.za

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Ordinary share code: ABL) (ISIN: ZAE000030060)
(Preference share code: ABLP) (ISIN: ZAE000065215)
("ABIL" or "the company")

CHANGES TO THE BOARD OF DIRECTORS

During the latter part of 2005 ABIL reviewed the composition of its board to determine it's optimal size in order to enhance its effectiveness. The ABIL board currently consists of nineteen directors, being eleven non-executive and eight executive directors. After consideration ABIL is of the view that its board should ideally consist of no more than fourteen directors of which a majority must be non-executive.

In addition, ABIL has a term limit policy that allows non-executive directors (other than the Chairman) to serve a maximum of six years. Consequently three directors who were appointed to the board on 14 February 2000, have elected to retire as non-executive directors. They are Bhekisisa Shongwe, Steven Levitt and Jacob Kekane.

To facilitate the restructuring to optimal size, three executive directors will step down as directors, with no change to their executive positions and operational responsibilities. These are Angus Herselman, responsible for collections and IT, Johan de Ridder, responsible for the implementation of the proposed National Credit Bill and international benchmarking, and Dawn Marole who is responsible for human resources.

These changes will take effect from 25 April 2006, being the date of the next annual general meeting.

ABIL wishes to thank all these directors for their time, effort and dedication in support of the group.

Midrand
16 February 2006

Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Ordinary share code: ABL) (ISIN: ZAE000030060)
(Preference share code: ABLP) (ISIN: ZAE000065215)
("ABIL" or "the company")

GOVERNMENT PROPOSALS RELATING TO LIMITATIONS TO FEES AND INTEREST UNDER THE NEW NATIONAL CREDIT BILL

ABIL has kept investors informed regarding progress with the new National Credit Bill over the last few reporting periods. The Bill was approved by Parliament and is expected to become law in 2006. The Bill requires the publication of regulations to give it effect.

Pursuant to the promulgation of the Act, the dti has recently released the proposed regulations related to the Act for public comment. The proposals remain consistent with ABIL's expectations.

Included in the current proposals are limitations on interest, fees and charges for different categories of credit agreements. We support the structure of this set of proposals which, for the majority of credit agreements, creates a continuous yield curve without unnatural steps that may create market distortions. ABIL's current business will fall mainly into the category *"unsecured credit transactions"*, which sets a current interest rate limit of 35.4%, an initiation fee of between R150 and R500 depending on the size of loan, and a service fee of R50 per month. ABIL's prevailing prices are below these levels for the majority of its business.

We estimate that, by number of customers, approximately 17% of our customers (being higher-risk categories) will be adversely affected by these price ceilings, of which we would be unable to service 6%, and will have to restructure the loans for some 11% to lower value, shorter-term products. On the other hand, for our lower-risk customers, representing approximately 15-20% of our clients, the proposed regulations will create both the opportunity to grant loans beyond the present R10 000 loan size limit, and allow a broader range of product offering.

ABIL has been adapting its business over the last two years in anticipation of the introduction of the National Credit Bill, including assumptions regarding the effect of the proposed interest rate caps and accordingly, our stated financial targets remain unchanged.

Midrand
22 February 2006
Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Ordinary share code: ABL) (ISIN: ZAE000030060)
(Preference share code: ABLP) (ISIN: ZAE000065215)
("ABIL" or "the company")

GOVERNMENT PROPOSALS RELATING TO LIMITATIONS TO FEES AND INTEREST UNDER THE NEW NATIONAL CREDIT BILL

ABIL has kept investors informed regarding progress with the new National Credit Bill over the last few reporting periods. The Bill was approved by Parliament and is expected to become law in 2006. The Bill requires the publication of regulations to give it effect.

Pursuant to the promulgation of the Act, the dti has recently released the proposed regulations related to the Act for public comment. The proposals remain consistent with ABIL's expectations.

Included in the current proposals are limitations on interest, fees and charges for different categories of credit agreements. We support the structure of this set of proposals which, for the majority of credit agreements, creates a continuous yield curve without unnatural steps that may create market distortions. ABIL's current business will fall mainly into the category *"unsecured credit transactions"*, which sets a current interest rate limit of 35.4%, an initiation fee of between R150 and R500 depending on the size of loan, and a service fee of R50 per month. ABIL's prevailing prices are below these levels for the majority of its business.

We estimate that, by number of customers, approximately 17% of our customers (being higher-risk categories) will be adversely affected by these price ceilings, of which we would be unable to service 6%, and will have to restructure the loans for some 11% to lower value, shorter-term products. On the other hand, for our lower-risk customers, representing approximately 15-20% of our clients, the proposed regulations will create both the opportunity to grant loans beyond the present R10 000 loan size limit, and allow a broader range of product offering.

ABIL has been adapting its business over the last two years in anticipation of the introduction of the National Credit Bill, including assumptions regarding the effect of the proposed interest rate caps and accordingly, our stated financial targets remain unchanged.

Midrand
22 February 2006
Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

ODD-LOT OFFER

24 February 2006

ABIL wishes to reduce the substantial and ongoing administration costs associated with

1. Introduction

ABIL wishes to reduce the substantial and ongoing administration costs associated with having a large number of ordinary shareholders who hold less than 100 shares each ("odd-lot holders"). Currently, approximately 25 382 ordinary shareholders, being 74.1% of the total number of ordinary shareholders, hold less than 100 ordinary shares each. These odd-lot holders hold approximately 461 571 ordinary shares in aggregate, which constitutes only 0.1% of the total number of ordinary shares in issue. Accordingly, the directors have proposed the implementation of an odd-lot offer to facilitate a reduction in the number of odd-lot holders. A circular containing full details of the odd-lot offer will be posted to odd-lot holders on 27 February 2006. Odd-lot holders are urged to read that circular carefully. To assist odd-lot holders in this regard, any questions may be referred to Ultra Registrars (Pty) Limited ("Ultra Registrars") by calling the helpline number on (011) 834-2266 (or +27 11 834-2266 if calling from outside South Africa) from Monday, 27 February 2006 between 08:30 and 17:00.

2. Mechanism of the odd-lot offer

2.1 Odd-lot holders recorded as such at the close of business on Friday 24 March 2006 will be afforded the opportunity to participate in the odd-lot offer. The odd-lot offer will be implemented on the basis that odd-lot holders may elect to:

2.1.1 sell their odd-lot holdings at R30.75 per share, being the offer price (as defined in paragraph 3 below) per share plus a 5% premium; or

2.1.2 subscribe for a sufficient number of additional ABIL ordinary shares at R29.28 per share to increase their odd-lot holdings to holdings of 100 ABIL ordinary shares;
or

2.1.3 keep their odd-lot holdings.

2.2 The shares of those odd-lot holders who do not make an election or who elect the cash alternative will be bought back by ABIL, at R30.75 per share and cancelled in terms of section 85(8) of the Companies Act, 1973. Shares issued to those odd-lot holders who elect to increase their shareholding will be new shares.

Shareholders who hold in aggregate less than 100 ordinary shares at the close of business on Friday 24 March 2006, and who do not make a choice by completing the form of election and surrender and delivering it to Ultra Registrars before 12:00 on Friday 24 March 2006 will automatically be regarded as having chosen and accepted the cash alternative and will have their odd-lot holdings sold on their behalf at R30.75 per share, without any further action on their part and without any further notice to them.

3. Offer price

The offer price of R29.28 per share is the weighted average traded price of the ordinary ABIL shares on the JSE Limited over the five trading days commencing on Friday 17 February 2006 and ended on Thursday 23 February 2006 ("offer price").

4. Effect on ABIL's share capital

The odd-lot offer, including any new issue of shares or repurchase of shares by ABIL pursuant to the odd-lot offer, will have no material effect on ABIL's ordinary share capital.

5. Financial effects

The odd-lot offer and any potential issue of new shares or specific repurchase of shares pursuant to the odd-lot offer will have no material effect on ABIL's earnings and headline

earnings per share, or on the net asset value and tangible net asset value per share.

6. Salient dates and times

The salient dates and times in respect of the odd-lot offer are as follows:

2006

Odd-lot offer opens at 09:00 on Monday 27 February

Last day to trade in order to take part in the odd-lot offer on Thursday 16 March

Forms of election and surrender for the odd-lot offer to be received

by Ultra Registrars by 12:00 on3 Friday 24 March

Odd-lot offer closes at 12:00 on Friday 24 March

Record date to determine those shareholders entitled to take part in

the odd-lot offer at the close of business on Friday 24 March

Implementation of the odd-lot offer takes effect after close of business on Friday 24 March

Odd-lot offer closes at 12:00 on Friday 24 March

Record date to determine those shareholders entitled to take part in

the odd-lot offer at the close of business on Friday 24 March

Implementation of the odd-lot offer takes effect after close of business on Friday 24 March

Odd-lot holders with dematerialised shares have their safe custody

accounts held at their CSDP or broker updated with their new holding

and debited/credited with the cash amount, as the case may be, on Monday 27 March

New share certificate posted to odd-lot holders with certificated shares

who chose to subscribe for additional shares on or about Monday 27 March

Payments in respect of the sale of odd-lot holdings from4 Monday 27 March

Results of the odd-lot offer released on SENS on Monday 27 March

Result of the odd-lot offer published in the press on Tuesday 28 March

Notes:

1. These dates and times are subject to change. Any changes will be released on SENS and published in the press.

2. Shareholdings may not be dematerialised or rematerialised between Thursday 16 March 2006 and Friday 24 March 2006, both days inclusive.

3. Dematerialised odd-lot holders are required to notify their duly appointed CSDP or broker of their choice in the

manner and time stipulated in the agreement governing the relationship between the odd-lot holder and his or her CSDP or broker.

4. In the case of holders of certificated shares who complete the form of election and surrender and choose the

cash alternative, payment will be made either by:

• electronic funds transfer into such holders' bank accounts on or about Monday 27 March 2006 if such oddlot holders' banking details have been provided in the form of election and surrender; or

• by cheque which will be posted at the risk of such holders on or about Monday 27 March 2006 if such oddlot holders' banking details have not been provided in the form of election and surrender.

5. Those odd-lot holders who do not make a choice by completing the form of election and surrender and delivering

it to Ultra Registrars before 12:00 on Friday 24 March 2006 will automatically be regarded as having chosen and

accepted the cash alternative. Payment in this case will only be made once those odd-lot holders have submitted

their claims to Ultra Registrars.

7. Documentation

A circular containing full details of the odd-lot offer and a form of election and surrender will be posted to odd-lot holders on Monday 27 February 2006.

AFRICAN BANK - ENG 2/24/06 3:06 PM Page 1 (1,2)

Midrand

24 February 2006

ABIL ANNOUNCES EXECUTIVE APPOINTMENT

09 March 2006

ABIL announces the appointment from 1 April 2006, of Nithia Nalliah as chief financial officer designate for the ABIL group of companies.

Nithia has been a partner at Deloitte for the past 12 years in various roles, more recently specialising in taxation advisory services to financial institutions, and in particular has been the external tax advisor to the ABIL group for the last 3 years. In addition, as Chairman of the South African Institute of Chartered Accountants' National Tax Committee he has played an important role in shaping the private sector's views and responses to the fast changing taxation regime in South Africa.

Nithia will report to David Woollam, the current chief financial officer, until 30 September 2006 to allow for a period of transition and handover, where after he will assume full responsibility for the role.

Nithia's appointment will allow David Woollam, in addition to retaining responsibility for the investor relations and treasury functions, to focus his efforts on building ABIL's long-term business development opportunities in the context of an evolving industry and regulatory environment.

For further information, please contact:
Leon Kirkinis - CEO: ABIL
Tel : (011) 256-9232

David Woollam – Group Financial Director – ABIL
Tel : 082-451-9736

Nithia Nalliah
Tel : 082-806-4000

Midrand
13 February 2006

Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

RESULTS OF THE EYOMHLABA INITIAL CAPITAL RAISING CONCLUDED IN TERMS OF THE ABIL BLACK EQUITY OWNERSHIP PROGRAMME

10 March 2006

Eyomhlaba - ABIL's black equity ownership programme - was launched in 2005 to invite a broad base of black individuals to invest in ABIL through a limited purpose vehicle.

African Bank Investments Limited
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration Number 1946/021193/06)
Ordinary Share Code : ABL
ISIN : ZAE000030060
Preference Share Code : ABLP
ISIN : ZAE000065215
("ABIL")

Eyomhlaba Investment Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration Number 2005/005827/06)
("Eyomhlaba" or "the Company")

Results of the Eyomhlaba initial capital raising concluded in terms of the ABIL black equity ownership programme
Introduction
Eyomhlaba - ABIL's black equity ownership programme - was launched in 2005 to invite a broad base of black individuals to invest in ABIL through a limited purpose vehicle. ABIL and Eyomhlaba are pleased to announce that the initial Eyomhlaba capital raising, which was conducted through a public offer to subscribe for shares, has now been completed and shares have been allocated to successful applicants.

Capital raised
In terms of the prospectus issued in October 2005, 34.25 million Eyomhlaba ordinary shares were offered for subscription, out of a total 43.25 million Eyomhlaba shares available for allocation over the duration of the programme.

Eyomhlaba received approximately 6 700 individual subscriptions for the issue of 26.9 million Eyomhlaba shares (78% of shares offered) for a consideration of R62.6 million. In terms of the prospectus, directors of ABIL were limited to 25% of the shares to be issued for the initial offering, and as a result, 3.1 million of their subscription shares could not be allotted. All other applicants received their full subscription, resulting in 23.8 million Eyomhlaba shares being issued and R58.0 million being raised.

ABIL directors acquired the following Eyomhlaba shares:

ABIL Eyomhlaba % of total shares director shares currently in issue acquired
JJ Kekane 230 000 0,97%
AS Mabogoane 975 000 4,09%
MLD Marole 1 615 000 6,78%
R Naidoo 100 000 0,42%

BJT Shongwe 230 000 0,97%
TM Sokutu 2 700 000 11,33%
DFG Tembe 100 000 0,42%
24,98%

Allocation and allotment letters, statements and share certificates

The original share certificates issued to Eyomhlaba shareholders will be retained by the company secretary to ensure compliance with the restrictions on disposal and encumbrances of Eyomhlaba shares.

Copies of the share certificates, allocation letters and statements have been posted to all successful applicants. Eyomhlaba shareholders can call 0860 225 233 or (011) 480-1739 with any queries.

Underlying value of Eyomhlaba ordinary shares

The intrinsic value of each Eyomhlaba share, calculated with reference to Eyomhlaba's shareholding in ABIL, is available at **www.eyomhlaba.co.za** and is updated on a monthly basis.

Potential future capital raising

The initial capital raising left an additional 10.4 million Eyomhlaba shares available for issue in the future. Eyomhlaba has received expressions of interest for additional shares, both in terms of the application for 3.1 million Eyomhlaba shares by directors referred to above and from other investors after the offer had closed. The directors of Eyomhlaba and ABIL are currently exploring further capital raising alternatives in order to accommodate these and other requests.

ABIL remains committed to raising the full R100 million capital required to be contributed by the participants of Eyomhlaba in due course, and is confident that the programme will achieve the objectives set when it was approved by shareholders in August 2005.

Midrand
10 March 2006

Merchant bank, debt arranger, co-underwriter and sponsor
RMB Corporate Finance, a division of FirstRand Bank Limited

Attorneys
Prinsloo, Tindle & Andropoulos Inc

Tax advisors
Deloitte & Touche
Related Link: **http://www.africanbank.co.za/pdfs/Results%20of%20capital%20raising%20ver3.pdf**

IMPLEMENTATION AND RESULTS OF THE ODD-LOT OFFER

28 March 2006

Shareholders are advised that the odd-lot offer to shareholders who held less than 100 ordinary shares in ABIL at the close of business on Friday 24 March 2006 ("odd-lot holders") has been implemented.

1. Implementation of the odd-lot offer

Shareholders are advised that the odd-lot offer to shareholders who held less than 100 ordinary shares in ABIL at the close of business on Friday 24 March 2006 ("odd-lot holders") has been implemented.

2. Results of the odd-lot offer

2.1. The total number of ordinary shares relating to those odd-lot holders who elected to sell their odd-lot holdings and by those who failed to make an election and were therefore deemed to have sold their odd-lot holdings is 462 066 ordinary shares. These ordinary shares were purchased by ABIL at R30.75 per share (being the offer price of R29.28 per share plus a 5% premium) for a total consideration of R14 208 529.50. These shares will be cancelled, delisted and restored to the status of authorised share capital.

2.2. 5 687 ordinary shares were issued by ABIL at an issue price of R29.28, for those shareholders who elected to subscribe for additional ordinary shares to increase their shareholding to 100 ordinary shares.

2.3. The total number of ordinary shares which continue to be held by those odd-lot holders who elected to retain their odd-lot holdings is 5 113 shares.

2.4. As a result of the implementation of the odd-lot offer, the number of shareholders has been reduced by 25 080 to 9 134, and the total number of shares in issue has been reduced by 456 379 to 497 911 307.

3. Odd-lot holders who hold certificated shares

3.1. Cheques and electronic transfers in respect of the sale of odd-lot holdings will be posted by ordinary post to the relevant odd-lot holders or effected on or about Monday 27 March 2006, except for certificated odd-lot holders who failed to make an election and were therefore deemed to have sold their odd-lot holdings, in which case the money owing to them will be held on their behalf until such odd-lot holders have put in a claim in accordance with the provisions set out in 3.2 below.

3.2. Certificated odd-lot holders who failed to make an election and were therefore deemed to have sold their odd-lot holdings are reminded that in order for payment, in respect of the sale of their odd-lot holdings, to be effected they are required to submit a claim to the transfer secretaries, Ultra Registrars (Proprietary) Limited, 11 Diagonal Street, Johannesburg, 2001 or to PO Box 4844, Johannesburg, 2000. Please contact Ultra Registrars at (011) 834 2266 for more information in this regard. These odd-lot holders are also reminded that their documents of title are no longer good for trading after Thursday 16 March 2006 and will have no value other than to receive the proceeds of the sale of their odd lot holdings of R30.75 per share upon surrender.

3.3. In respect of those odd-lot holders who hold certificated shares and who elected to subscribe, and pay, for additional ordinary shares, new share certificates reflecting the additional shares acquired will be posted by registered post at the risk of such odd-lot holder on or about Monday 27 March 2006.

4. Odd-lot holders who hold dematerialised shares

Any movement in the number of ordinary shares held and amounts payable/receivable by an odd-lot holder who has dematerialised his/her shares, as a result of the implementation of the odd-lot offer, will be updated automatically and debited/credited in the odd-lot holders account with the Central Securities Depository Participant or broker selected by that odd-lot holder on or about Monday 27 March 2006.

Midrand
27 March 2006

Merchant bank and sponsor
Rand Merchant Bank
A division of FirstRand Bank Limited
Attorneys
Prinsloo, Tindle & Andropoulos Inc
Transfer secretaries
Ultra Registrars (Proprietary) Limited

NOTICE OF ANNUAL GENERAL MEETING - 25 APRIL 2006

29 March 2006

Notice is hereby given that the fifty-ninth annual general meeting

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
Ordinary Share Code : ABL ISIN : ZAE000030060
Preference Share Code : ABLP ISIN : ZAE000065215
("ABIL")

NOTICE OF ANNUAL GENERAL MEETING
Notice is hereby given that the fifty-ninth annual general meeting of the shareholders of ABIL will be held on 25 April 2006, at11h00 at African Bank Limited, 59 16th Road, Midrand to transact the business as stated in the annual general meeting notice posted to shareholders today.

A copy of the notice is available on ABIL's website.

Midrand
29 March 2006

Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)
Related Link: **http://www.africanbank.co.za/agm_default.htm**

DEALING IN SECURITIES BY A DIRECTOR - 31 MARCH 2006

31 March 2006

ABIL advises that, in accordance with rules 3.63 to 3.66 of the JSE Limited Listings Requirements

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL)
(ISIN : ZAE000030060)
("ABIL")

DEALING IN SECURITIES BY A DIRECTOR

ABIL advises that, in accordance with rules 3.63 to 3.66 of the JSE Limited Listings Requirements, it has been informed of the following dealing by a director:

Director : Gordon Schachat
Company : ABIL
Office held : Executive deputy chairman
Nature of transactions : Sale of shares
Class of securities : Ordinary shares

Date of transaction: : 29 March 2006
Number of shares : 217 509
Selling price : R31.00 per share

Date of transaction: : 30 March 2006
Number of shares : 59 713
Selling price : R30.72 per share

Date of transaction: : 31 March 2006
Number of shares : 762 778
Selling price : R30.30 per share

Total value of transactions : R31 689 335.76
Nature and extent of
director's interest : Indirect Beneficial
Clearance obtained : Yes

Gordon Schachat beneficially holds 12 000 000 ABIL shares after the transaction.

Midrand
31 March 2006

Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

NOTICE OF FINAL DRAW DOWN OF ABL4-BOND

31 March 2006

ABIL is pleased to announce that the draw down of the last tranche

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
Ordinary share code : ABL ISIN : ZAE000030060
Preference share code : ABLP ISIN : ZAE000065215
("ABIL")

NOTICE OF FINAL DRAW DOWN OF ABL4-BOND

ABIL is pleased to announce that the draw down of the last tranche of its ABL4 corporate bond has been finalised. The R800 million ABL4 bond has a coupon of 9% and will mature on 31 August 2010. The final tranche of R200 million was issued to Futuregrowth Asset Management who underwrote the issue on behalf of its clients.

Midrand
29 March 2006

Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

TRANSITION TO IFRS

04 May 2006

African Bank Investments Limited ("ABIL") will make the transition to International Financial Reporting Standards (IFRS) for the financial year ending 30 September 2006.

African Bank Investments Limited ("ABIL") will make the transition to International Financial Reporting Standards (IFRS) for the financial year ending 30 September 2006. In order to facilitate a more meaningful understanding and comparison of the current year's results (including interim results), the group has set out in this document the choices it has made with regard to the adoption of IFRS and the impact of the changes in the income statements for 2005 as well as previously reported balance sheet and statements of changes in equity.

In order to achieve a smooth and consistent adoption of IFRS by companies, IFRS 1 sets out the requirements for transition to IFRS. The general principle of IFRS 1 requires full retrospective application of the IFRS applicable at 30 September 2006, to the opening balance sheet at 1 October 2004, unless various elections under IFRS 1 are selected. Certain elections allow the applicable IFRS to be applied retrospectively, i.e. restated back to 1 October 2004, or prospectively, i.e. implemented from the start of the current year (1 October 2005) with an adjustment to opening reserves.

Click on the link below to download the full document.

Related Link: **http://www.africanbank.co.za/pdfs/ABIL-Transition_to_IFRS.pdf**

TRADING STATEMENT IN RESPECT OF THE SIX MONTHS ENDED 31 MARCH 2006

05 May 2006

In terms of the JSE Limited Listings Requirements, companies are required to publish a trading statement

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
Ordinary share code : ABL ISIN : ZAE000030060
Preference share code : ABLP ISIN : ZAE000065215
("ABIL" or "the Company")

TRADING STATEMENT IN RESPECT OF THE SIX MONTHS ENDED 31 MARCH 2006

In terms of the JSE Limited Listings Requirements, companies are required to publish a trading statement as soon as they become reasonably certain that the financial results for the period to be reported on next will be more than 20% different from that of the previous corresponding period.

Investors' attention is drawn to a recent announcement by ABIL regarding its transition to International Financial Reporting Standards (IFRS) for the financial year ending 30 September 2006. As a result of the IFRS adjustments, attributable earnings and headline earnings for the 6-month period ending 31 March 2005 were restated to R412 million respectively and earnings per share and headline earnings per share to 87,5 cents respectively. Furthermore, ABIL indicated that there would be an additional IFRS 2 charge in the 2006 financial year as a result of changes to the fair value of the converted option scheme liability based on the ABIL share price.

For the six months to 31 March 2006, ABIL anticipates that headline earnings will be approximately 20% higher than the restated R412 million for the equivalent period in 2005. Headline earnings per share will, however, be approximately 15% higher due to the dilution from the 21,2 million shares issued to Eyomhlaba as part of ABIL's black empowerment programme in August 2005. Earnings per share will be approximately 23% higher as a result of the realisation of a capital profit from the previously announced sale of the Commercial Vehicle Finance division.

The financial information on which this trading statement has not been reviewed or reported on by the Company's auditors.

ABIL's interim results for the six months to 31 March 2006 will be released on 15 May 2006.

For a full discussion of the IFRS changes and copies of the restated financial statements, please refer to our website at **www.africanbank.co.za.**

Midrand
5 May 2006

Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

POSITIVE IMPACT FROM VOLUME GROWTH ON ABIL'S RESULTS

15 May 2006

Midrand: African Bank Investment Limited (ABIL) today announced that its headline earnings increased by 21% to R498 million (H1 2005: R412 million)

Midrand: African Bank Investment Limited (ABIL) today announced that its headline earnings increased by 21% to R498 million (H1 2005: R412 million), while the dilution effect of the group's BEE programme resulted in headline earnings per share increasing by 15% to 100,3 cents per share (H1 2005: 87,5 cents). Dividends per share of 80 cents have been declared relative to the 52 cents for H1 2005. Return on assets was 12,7% (H1 2005:11,3%) and return on equity 49,1% (H1 2005: 33,7%), aided by increased capital gearing from 3,0 to 3,9 times. The group generated economic profit of R348 million, a 48% increase over the prior period.

ABIL said that a continued high level of consumer confidence in the market, coupled with a positive response from clients to the group's new pricing models, created favourable conditions for the group to deliver its operating performance over the interim period. This was augmented by the repositioning of the group's distribution footprint over the last year and an increased appetite for risk in targeted segments.

"We are committed to our vision of unlocking access to credit through risk innovation and at the same time driving down the cost of credit for our clients. The anticipated sales volume increase (resulting from the first round of price reductions) has been exceeded and has given further impetus to the group to continue to drive down the price of its products, and to test the relationship between price, volume and risk inherent in our business model", said Leon Kirkinis, ABIL CEO.

Sales of new loans increased 26% to R3,2 billion, growing the lending books by 25%. The overall yield on advances at 54,8% has started reducing from the 57,0% for the six months to September 2005. The combination of a substantially increased advances book and lower yields resulted in total revenue growing by 17%. The bad debt charge increased by 18% to R301 million in line with revenue growth, while non-performing loans remained steady at R1,8 billion.

The group this year adopted International Financial Reporting Standards (IFRS), which has impacted on the results. Operating costs increased by R95 million to R578 million, which included an R88 million charge for IFRS 2: share base payments.

"ABIL remains confident that we will achieve or exceed our financial objectives for the full year, some of which have been increased to reflect the strong sales environment and the benefits of the price reduction strategies experienced thus far", concluded Kirkinis.

Ends

PREFERENCE SHARE DIVIDEND DECLARATION ERRATUM

15 May 2006

Preference shareholders' attention is drawn to an error in the preference dividend declaration included in the "Unaudited Interim Results for the six months ended 31 March 2006" announcement released on SENS today, 15 May 2006.

African Bank Investments Limited
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL) (ISIN: ZAE000030060)
(Preference share code: ABLP) (ISIN: ZAE000065215)

PREFERENCE SHARE DIVIDEND DECLARATION ERRATUM
Preference shareholders' attention is drawn to an error in the preference dividend declaration included in the "Unaudited Interim Results for the six months ended 31 March 2006" announcement released on SENS today, 15 May 2006. The number of days to which the dividend relates was 182, not 150 as stated in the announcement. The preference dividend remains unchanged. Please find the corrected declaration below.

Preference dividend declaration
On 12 May 2006, the board of directors proposed and approved dividend No 3 of 361 cents per preference share. The dividend was calculated using the following parameters:
Average prime rate for the period 10,50%
Coupon rate as percentage of prime 69%
Number of days 182
Salient dates for dividend payments
Last day to trade cum dividend Friday, 2 June 2006
Shares commence trading ex-dividend Monday, 5 June 2006
Record date Friday, 9 June 2006
Dividend payment date Monday, 12 June 2006
Share certificates may not be dematerialised or rematerialised between Monday, 5 June 2006 and Friday, 9 June 2006, both days inclusive.

Midrand
15 May 2006

Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

TERMINATION OF JOINT VENTURE BETWEEN AFRICAN BANK LIMITED ("AFRICAN BANK) AND THE STANDARD BANK OF SOUTH AFRICA LIMITED

29 May 2006

Standard Bank has served African Bank notice that it will terminate the joint venture partnership that exists between the two parties.

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
Ordinary share code : ABL ISIN : ZAE000030060
Preference share code : ABLP ISIN : ZAE000065215
("ABIL" or "the Company")

TERMINATION OF JOINT VENTURE BETWEEN AFRICAN BANK LIMITED ("AFRICAN BANK) AND THE STANDARD BANK OF SOUTH AFRICA LIMITED

Standard Bank has served African Bank notice that it will terminate the joint venture partnership that exists between the two parties. The partnership was established in 2000 to utilise the combined competencies to serve the needs of mass market customers in the delivery of loan and transaction products. The main rationale for the partnership was for Standard Bank to use its outlets to sell African Bank loan products to Standard Bank customers and for African Bank to provide its credit expertise to underwrite and collect on such loans. The partnership was entered into for a minimum of four years, with the option for either partner to withdraw from the partnership by giving twelve months' notice. The partnership granted some 150 000 loans last year, and had an outstanding loan book of R750 million at 31 March 2006, with African Bank's share representing 5,6% of ABIL's total loan book.

While the relationship has been advantageous for both parties, the two organisations have been reviewing the partnership over the past twelve months. In assessing how best to proceed, the partners were attempting to achieve a balance between Standard Bank's desire to develop a competence in mass market lending and African Bank's view that the partnership would need to be expanded for it to warrant sustained focus.

The joint venture will continue to operate and serve its clients for the next twelve months and will terminate with effect from 1 June 2007, where after the joint venture loan book will run down over time, with the partners sharing costs and revenues in existing ratios.

ABIL does not expect that the winding down of the joint venture will negatively affect the attainment of its previously published short and medium-term objectives.

Midrand
29 May 2006
Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

DEALINGS BY DIRECTORS

08 June 2006

ABIL advises that, in accordance with the Listings Requirements of the JSE Limited, it has been informed of the following dealing by a director:

AFRICAN BANK INVESTMENTS LIMITED
Incorporated in the Republic of South Africa
Registered bank controlling company
Registration number 1946/021193/06
Share code: ABL ISIN: ZAE000030060
Preference share code: ABLP ISIN: ZAE000065215
("ABIL")

DEALINGS BY DIRECTORS

ABIL advises that, in accordance with the Listings Requirements of the JSE Limited, it has been informed of the following dealing by a director:

Director :David Woollam
Company :ABIL
Office held :Financial Director
Nature of transaction :Purchase of shares
Number of shares :75 000
Average Purchase price :2560 cps
Dates of Transaction :8 June 2006
Total value of Transaction :R1 920 000.00
Security class :Ordinary shares
Nature and extent of
director's interest :Direct Beneficial
Clearance :The required clearance per rule
3.66 was obtained

Midrand
8 June 2006
Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Ordinary share code: ABL) (ISIN: ZAE000030060)
(Preference share code: ABLP) (ISIN: ZAE000065215)
("ABIL")

TRADING UPDATE FOR THE THIRD QUARTER ENDING 30 JUNE 2006

INTRODUCTION

For the last two years, the environment in which the ABIL group operates has been characterised by a buoyant consumer market, and a benign competitive and risk environment. This, together with various risk and price differentiation strategies implemented by the group, and an expansion of the distribution footprint, has resulted in a period of sustained growth in the lending books.

The segmentation in August 2005 of our client base into discreet risk bands has enabled the group to become more targeted in its underwriting and pricing. This led to a lift in sales to lower risk clients, driven by the extension of larger loans for longer terms at lower prices. Conversely, the group believes that signals have emerged over the last six months that point to the beginning of a change in the credit cycle and has therefore adopted a more cautious approach with regard to higher risk clients. This has had the effect of tightening the affordability criteria for these clients and thereby reducing loan sizes and terms. The impact of these latter interventions has been primarily felt over the last quarter.

The effect of these changes has been a shift over the last year towards higher volumes of lower risk loans with a longer average term at lower yields. This has given the group significant pricing power and places it on a strong competitive footing for the future. The group expects to implement a further segmentation of the client base into a wider number of risk bands, and a second round of price reductions to the medium and low risk client bands will be effected during August 2006.

SALES

	% change	Sales value (R million)							
		2006				2005			
		9 mths	Qtr3	Qtr2	Qtr1	9 mths	Qtr3	Qtr2	Qtr1
African Bank - retail products	20%	**3 471**	1 081	1 079	1 312	**2 882**	1 086	826	969
African Bank - payroll products	(28%)	**130**	40	43	47	**182**	57	57	67
Miners Credit	26%	**619**	210	178	231	**489**	147	153	189
Standard Bank JV	19%	**319**	99	102	118	**268**	100	75	93
Commercial Vehicle Finance	(53%)	**61**	0	22	39	**130**	41	42	47
Total	**16%**	**4 600**	1 429	1 424	1 747	**3 951**	1 432	1 153	1 366

Sales of new loans granted for the nine months to 30 June 2006 grew by 16% over the prior period - a slow down in the 26% growth that was achieved during the first six months of the current financial year. Excluding the Commercial Vehicle Finance division that was sold in the period, the adjusted sales growth for the remaining businesses was 19%. This slow down in the

nominal value of sales is as a result of the changes to the underwriting models that were effected during the course of the last year.

As a result, the average loan term of sales in the African Bank – retail products (including Credit Indemnity) segment has increased, from approximately 16 months to 23 months. This means that sales are made less frequently to repeat clients and for a given value of nominal sales, the group will now earn higher total future revenue over a longer period, albeit at a lower average yield.



Monthly sales history
700
600
500
400
300
200
Rm
Sep-02 Mar-03 Sep-03 Mar-04 Sep-04 Mar-05 Sep-05 Mar-06

The distribution of sales by loan terms shows the effect of the shift in the business from short-term loans (particularly the old Credit Indemnity) to longer-term loans. The large percentage of loans now in the 25 to 36 months term bracket is as a result of the 36-month limitation under the Exemption Notice to the Usury Act. This limitation falls away under the National Credit Act, and opens up opportunities to extend the terms of certain low risk loans beyond 36 months from June 2007.



Sales distribution by loan term
50%
40%
30%
20%
10%
0%
1-6 mths
7-12 mths
13-18 mths
19-24 mths
25-36 mths
Q3 2005 Q3 2006

GROSS ADVANCES

R million	% growth y-on-y	As at 30 Jun 06	As at 30 Sep 05	As at 30 Jun 05
Lending books	25%	**6 752**	**5 793**	**5 392**
African Bank - retail products	40%	5 170	3 926	3 683
African Bank - payroll products	(29%)	496	614	695
Miners Credit	47%	692	651	470
Standard Bank JV	30%	394	348	303
Commercial Vehicle Finance	(100%)	0	254	241
Pay down books	(30%)	**545**	**661**	**777**
Persal	(22%)	172	197	220
Saambou PLB	(32%)	366	450	540
Gilt Edged Management Services	(59%)	7	14	17
Gross advances	18%	**7 297**	**6 454**	**6 169**

As the average term of the new loans granted increases, so does the duration of the lending books, and accordingly the average advances book on which income is earned grows faster than sales. This has been particularly relevant in the markets where Credit Indemnity operated, in which loans of 4 to 6 months were previously the norm, and many of these clients have now migrated to the longer-term African Bank debit order loans.

As a result, lending books grew by 25% to R6,8 billion on the back of a 16% growth in sales. During this period the acquisition of the Teba Credit JV book by Miners Credit was largely offset by the disposal of the Commercial Vehicle Finance division. The pay down books continued to decline, albeit by a slower 30%, as the remaining loans in these portfolios are largely restructured NPLs (administration orders and legal judgements) on which a steady, but reduced, instalment is being received. The pay down books now only comprise 7% of the total gross advances.

Total advances grew by 18% in the period from R6,2 billion at 30 June 2005 to R7,3 billion at 30 June 2006.



Gross advances
8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
Rm
Mar 03
Sep 03
Mar 04
Sep 04
Mar 05
Sep 05
Mar 06
Jun 06
Lending books
Pay down books
Total advances

ASSET QUALITY

R million	% change from Jun 05	30 Jun 06	30 Sep 05	30 Jun 05
Advances				
Performing	18%	5 315	4 812	4 488
Non-performing	18%	1 982	1 642	1 681
Total advances	18%	**7 297**	**6 454**	**6 169**
Impairment provisions and reserves				
Impairment provisions	28%	1 312	979	1 029
Stangen credit life reserves	(75%)	35	138	141
Total impairment provisions and reserves	15%	**1 347**	**1 117**	**1 170**
Ratios				
NPLs as a % of total advances		27.2%	25.4%	27.4%
Impairment provisions as a % of NPLs (NPL coverage 1)		66.2%	59.6%	61.2%
Life reserves as a % of NPLs (NPL coverage 2)		1.8%	8.4%	8.4%
Total impairment provisions and reserves as a % of NPLs (NPL coverage)		68.0%	68.0%	69.6%
Total impairment provisions and reserves as a % of total advances		18.5%	17.3%	19.1%
Bad debt write-offs as a % of average gross advances		7.5%	19.7%	21.6%

Due to the strong growth in sales during the latter half of 2005, the previous steady decline in non-performing loans (NPLs) has now reversed as the NPLs from this period begin to feed through, resulting in NPLs increasing by 18% from R1,7 billion to R2,0 billion over the last twelve months. NPLs are expected to continue to grow for the foreseeable future as the arrears and defaults from higher sales volumes mature. Overall provision coverage on NPLs has been maintained at 68%. Write-offs remained below long-term averages as the NPLs from recent high sales growth have not yet had sufficient time to mature to full delinquency status.

Credit quality is best reflected through vintage charts. As indicated in the African Bank Retail vintage chart below, risk has remained within the group's targeted range, albeit at the higher end of such range.


VINTAGE GRAPH - African Bank (LT - Retail & Payroll)
(More than 3 instalments missed)
NPL repayable / Total original repayable
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24
Months on Book
Jul-04 Aug-04 Sep-04 Oct-04 Nov-04 Dec-04 Jan-05 Feb-05 Mar-05
Apr-05 May-05 Jun-05 Jul-05 Aug-05 Sep-05 Oct-05 Nov-05 Dec-05
Jan-06 Feb-06 Mar-06 Apr-06 May-06 Jun-06

OUTLOOK

There is early evidence that the credit cycle may be entering a new phase where environmental conditions are unlikely to be as favourable as they have been in the last two years. This view is informed by a moderately rising interest rate and inflationary cycle combined with increasing competitive credit supply, albeit off a low base. As competitors increase their exposure to this market segment, average credit balances particularly to higher risk clients are rising. It is those clients who are prone to taking on more credit when it becomes more readily available. Accordingly the steps taken in this last quarter to tighten the underwriting to those segments are pre-emptive in nature and designed to ensure that the group is not unduly exposed to emerging risk as conditions change.

The group has deliberately positioned itself so as to anticipate a more challenging trading environment over the foreseeable future. The changes implemented by the group over the last eighteen months and the flexibility of its business model will allow it to continue to attain its stated short and medium term financial targets.

With regard to the full financial year to 30 September 2006, the group expects that growth in new loans granted will be similar to the nine months to June 2006, while the growth in lending books will be at the higher end of the 18% to 22% target set. The total yield on average gross advances is dropping in line with expectations. The bad debt charge as a percentage of interest income is running slightly above the 20% target of the group, while this is being offset by continued tight control over operating costs.

On behalf of the board

31 July 2006

This announcement is available on the African Bank Investments Limited website at http://www.africanbank.co.za.

Registered office: 59 16th Road, Midrand, 1685

Share transfer secretaries: Link Market Services South Africa (Pty) Limited, 11 Diagonal Street, Johannesburg, 2001.

Board of directors
Executive directors: G Schachat (Deputy Chairman), L Kirkinis (Chief Executive Officer), A Fourie, TM Sokutu, DF Woollam

Non-executive directors: AS Mabogoane (Chairman), DB Gibbon, BD Goba, R Naidoo, BPF Steele, GZ Steffens (German), DFG Tembe (Mozambican), A Tugendhaft.

Group Secretary: S Martin

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL)
(ISIN : ZAE000030060)
("ABIL")

AFRICAN BANK LIMITED ISSUES R750 MILLION, SENIOR UNSECURED 5-YEAR BOND - ABL5

African Bank Limited, a wholly owned subsidiary of African Bank Investments Limited has issued R750 million senior unsecured bonds, with a coupon of 9.70% p.a. paid semi annually and a redemption date of 11 August 2011 ("ABL5").

The ABL5 bond will be listed on the Bond Exchange of South Africa ("BESA") on 11 August 2006. The bonds were issued at a credit spread of 135bps above the government benchmark R153 bond, which is a further improvement on the 150 bps credit spread paid on the 5-year ABL4 bond issued in August 2005.

The bond issue was arranged and led by Nedbank Capital, a division of Nedbank Limited, and is the fifth tranche of senior unsecured bonds under the R5 billion domestic medium term note programme.

For further information please contact David Woollam (CFO) on 082 451 9736 or Leon Kirkinis (CEO) on 082 920 1558.

Midrand
7 August 2006
Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

African Bank Investments Limited
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration Number 1946/021193/06)
Ordinary Share Code: ABL ISIN: ZAE000030060
Preference Share Code: ABLP ISIN: ZAE000065215
("ABIL")

Eyomhlaba Investment Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration Number 2005/005827/06)
("Eyomhlaba" or "the Company")

Results of the recent offer to existing black Eyomhlaba shareholders concluded in terms of the ABIL black equity ownership programme

1. Introduction

Eyomhlaba - ABIL's black equity ownership programme - was successfully launched in October 2005 with an initial public offer concluded in January 2006. In August 2006, the company invited existing Eyomhlaba shareholders to apply for more shares to raise an additional R26 million in equity, and as a result of which R59 million in applications were received.

2. Capital raised

In this latest offer, Eyomhlaba has issued 12,5 million new ordinary shares, thereby increasing the number of ordinary shares to 37,8 million. Approximately 5,5 million shares remain unissued and the Eyomhlaba directors are authorised to issue these in the future.

Eyomhlaba has used the additional capital raised to purchase further ABIL shares and currently holds 30,9 million shares which equates to 6,2% of ABIL's issued ordinary shares as at 29 September 2006.

3. Allocation and allotment letters, statements, share certificates and refunds

Allocation letters, statements and copies of share certificates have been posted to all applicants. Eyomhlaba shareholders can call 0860 225 233 with any queries.

Shareholders who were not allotted the full number of shares that they applied for were refunded their application money on Friday, 29 September 2006.

Eyomhlaba and ABIL directors have the following holding in Eyomhlaba:

Directors	Eyomhlaba shares held after the initial public offer	Shares acquired in terms of the current offer	Resultant Eyomhlaba shareholding	% of total shares currently in issue
Eyomhlaba directors:				
TM Sokutu*	2 700 000	1 358 691	4 058 691	10.74%
N Nalliah	1 300 000	650 000	1 950 000	5.16%
MLD Marole	1 615 000	0	1 615 000	4.27%
AS Mabogoane^	975 000	25 000	1 000 000	2.65%
NJ Dlamini	250 000	125 000	375 000	0.99%
A Gani	40 000	68 673	108 673	0.29%
JM Matsipa	12 500	12 619	25 119	0.07%
MM Mathye	500	1 250	1 750	0.01%
				24.18%
ABIL directors not on Eyomhlaba board				
R Naidoo^	100 000	0	100 000	0.26%
DFG Tembe^	100 000	0	100 000	0.26%
				0.52%

*executive director of ABIL
^non-executive director of ABIL

Midrand
29 September 2006

If you have any questions regarding the contents of this document, please call Ultra Registrars (Proprietary) Limited on (011) 834-2266 or alternatively you should consult your banker, broker, legal adviser, accountant or other professional adviser.


AFRICAN
BANK

African Bank Investments Limited

(Registration number 1946/021193/06)
(Incorporated with limited liability in the Republic of South Africa)
Ordinary share code: ABL ISIN: ZAE000030060
Preference share code: ABLP ISIN: ZAE000065215
("ABIL" or "the Company")

Odd-lot offer

This document is for the use of ABIL ordinary shareholders who hold a total of less than 100 ABIL ordinary shares at 24 *March* 2006 and who wish to take part in the odd-lot offer.

This odd-lot offer document incorporates a blue form of election and surrender (for the use of certificated shareholders only).

An abridged version of this odd-lot offer document was published on the Securities Exchange News Service on 24 February 2006 and in the press on 27 February 2006.

27 February 2006



RAND MERCHANT BANK
A division of FirstRand Bank Limited

Merchant bank and joint sponsor

Attorneys


Prinsloo, Tindle
& Andropoulos Inc.
Attorneys

Corporate information

Secretary and registered office

Sarita Martin
B. Proc. LLB
African Bank Investments Limited
(Registration number 1946/021193/06)
59, 16th Road
Halfway House
Midrand, 1685
(Private Bag X170, Midrand, 1685)

Merchant bank and sponsor

Rand Merchant Bank
A division of FirstRand Bank Limited
(Registration number 1929/001225/06)
1 Merchant Place
Corner Fredman Drive and Rivonia Road
Sandton, 2196
(PO Box 786273, Sandton, 2146)

Attorneys

Prinsloo, Tindle & Andropoulos Inc
(Registration number 1998/021593/21)
1st Floor
17 Fricker Road
Illovo Boulevard, 2196
(PO Box 55024, Northlands, 2116)

Transfer secretaries

Ultra Registrars (Proprietary) Limited
(Registration number 2000/007239/07)
11 Diagonal Street
Johannesburg, 2001
(PO Box 4844, Johannesburg, 2000)

This odd-lot offer document is available in English. Copies may be obtained from the registered office of ABIL, the merchant bank and sponsor and the transfer secretaries whose addresses are set out above.

Action required by odd-lot holders

IF YOU HAVE ANY QUESTIONS REGARDING THE CONTENTS OF THIS ODD-LOT OFFER DOCUMENT PLEASE CALL ULTRA REGISTRARS ON (011) 834-2266 OR CONTACT YOUR BROKER.

If you own less than 100 ABIL ordinary shares in total at the close of business on Friday 24 March 2006, you are an odd-lot holder and this odd-lot offer document is important and requires your immediate attention. The action you need to take is set out below. If you are in any doubt as to what action to take, please consult your broker, banker, accountant, attorney or other professional adviser.

The definitions set out on pages 4 and 5 of this odd-lot offer document apply to this section.

If you are an odd-lot holder you must choose either to:

- sell your odd-lot holding to ABIL at R30.75 per share; or
- increase your odd-lot holding to a holding of 100 ordinary shares by subscribing and paying for a sufficient number of additional ordinary shares at R29.28 per share; or
- keep your odd-lot holding. If you want to keep your odd-lot holding you have to make this choice. **Those odd-lot holders who do not make a choice by completing the attached blue form of election and surrender and delivering it to Ultra Registrars before 12:00 on Friday 24 March 2006 will automatically be regarded as having chosen and accepted the cash alternative.**

Please take careful note of the following provisions regarding the action required by dematerialised and certificated odd-lot holders. If you have any doubts as to whether you hold your shares in dematerialised or certificated form, please contact Ultra Registrars on (011) 834-2266.

1. If you have a share certificate/s for your ABIL ordinary shares (i.e. you are a certificated shareholder)

If you hold a share certificate for your ordinary shares, you are a certificated shareholder. If you have lost your share certificate, but you know that your shares are held in the form of a certificate, you are also a certificated shareholder. If you have any doubt as to whether you are a certificated shareholder, please contact Ultra Registrars at the number indicated above.

If you are a certificated odd-lot holder on Friday 24 March 2006:

1.1 you must complete the blue form of election and surrender and select one of the three choices;

1.2 if Ultra Registrars does not receive your completed blue form of election and surrender by 12:00 on Friday 24 March 2006, you will automatically receive the cash alternative, which means that your shares will be cancelled and your cash will be held by the Company until you claim it;

1.3 if you choose to keep your odd-lot holdings or choose to receive and pay for more ordinary shares in ABIL, you must make sure that your completed blue form of election and surrender is received by Ultra Registrars at the address set out in that form by 12:00 on Friday 24 March 2006. If Ultra Registrars does not receive your completed form in time, you will receive the cash alternative.

2. If you have dematerialised your ABIL ordinary shares WITH or WITHOUT "own name" registration and you are an odd-lot holder on Friday 24 March 2006

2.1 your CSDP or broker is obliged to contact you in the manner stipulated in the agreement concluded between you and your CSDP or broker to find out what choice you wish to make in terms of the odd-lot offer and thereafter to advise Ultra Registrars of such choice in accordance with your instructions;

2.2 if you have not been contacted, it would be wise for you to contact your CSDP or broker and furnish it with your instructions relating to your choice;

2.3 if your CSDP or broker does not obtain instructions from you regarding your choice, it will be obliged to make a choice on your behalf in accordance with the instructions contained in the agreement concluded between you and your CSDP or broker;

2.4 you must NOT complete the blue form of election and surrender.

If you have disposed of your ordinary shares, this odd-lot offer document, together with the blue form of election and surrender, should be handed to the purchaser of such ordinary shares or the broker or other agent who disposed of your ordinary shares for you.

Table of contents

Important dates and times

The definitions and interpretations set out on pages 4 and 5 of this odd-lot offer document apply to this section.

	2006
Offer price finalised and released on SENS on	Friday 24 February
Offer price published in the press on	Monday 27 February
Odd-lot offer opens at 09:00 on	Monday 27 February
Last day to trade in order to take part in the odd-lot offer on	Thursday 16 March
Shareholders who purchase shares on or after this date will not be eligible to participate in the odd-lot offer	Friday 17 March
Forms of election and surrender for the odd-lot offer to be received by Ultra Registrars by 12:00 on[3]	Friday 24 March
Odd-lot offer closes at 12:00 on	Friday 24 March
Record date to determine those shareholders entitled to take part in the odd-lot offer at the close of business on	Friday 24 March
Implementation of the odd-lot offer takes effect after close of business on	Friday 24 March
Odd-lot holders with dematerialised shares have their safe custody accounts held at their CSDP or broker updated with their new holding and debited/credited with the cash amount, as the case may be, on	Monday 27 March
New share certificate posted to odd-lot holders with certificated shares who chose to subscribe for additional shares on or about	Monday 27 March
Payments in respect of the sale of odd-lot holdings[4]	Monday 27 March
Results of the odd-lot offer released on SENS on	Monday 27 March
Result of the odd-lot offer published in the press on	Tuesday 28 March

Notes:

1. These dates and times are subject to change. Any changes will be released on SENS and published in the press.
2. Shareholdings may not be dematerialised or rematerialised between Thursday 16 March 2006 and Friday 24 March 2006, both days inclusive.
3. Dematerialised odd-lot holders are required to notify their duly appointed CSDP or broker of their choice in the manner and time stipulated in the agreement governing the relationship between the odd-lot holder and his CSDP or broker.
4. In the case of holders of certificated shares who complete the blue form of election and surrender and choose the cash alternative, payment will be made either by:
   - electronic funds transfer into such odd-lot holders' bank accounts on or about Monday 27 March 2006 if such odd-lot holders' banking details have been provided in the form of election and surrender; or
   - by cheque which will be posted at the risk of such odd-lot holders on or about Monday 27 March 2006 if such odd-lot holders' banking details have not been provided in the blue form of election and surrender.
5. Those odd-lot holders who do not make a choice by completing the attached blue form of election and surrender and delivering it to Ultra Registrars before 12:00 on Friday 24 March 2006 will automatically be regarded as having chosen and accepted the cash alternative. Payment in this case will only be made once you have submitted a claim to Ultra Registrars.

Definitions and interpretation

Throughout this odd-lot offer document and the annexures hereto, unless otherwise stated or the context otherwise indicates, the words in the first column shall have the meanings stated opposite them in the second column and words in the singular shall include the plural and *vice versa*, words importing natural persons shall include corporations and associations of persons and any reference to one gender shall include the other genders:

"ABIL" or "the Company"	African Bank Investments Limited (Registration number 1946/021193/06), a company incorporated in South Africa, registered as a bank controlling company in terms of the Banks Act and listed on the JSE;
"the ABIL group"	ABIL and its subsidiaries;
"Banks Act"	Banks Act, 1990 (Act 94 of 1990), as amended;
"cash alternative"	the right of odd-lot holders to sell their odd-lot holdings to ABIL at R30.75, being the offer price per share plus a 5% premium;
"certificated shareholders"	holders of certificated ordinary shares;
"certificated shares"	shares which have not yet been dematerialised, title to which is represented by a share certificate;
"closing date"	12:00 on Friday 24 March 2006;
"common monetary area"	South Africa, the Republic of Namibia and the Kingdoms of Swaziland and Lesotho;
"Companies Act"	Companies Act, 1973 (Act 61 of 1973), as amended;
"CSDP"	Central Securities Depository Participant;
"dematerialised shareholders"	holders of dematerialised ordinary shares;
"dematerialised shares"	shares which have been incorporated into the STRATE system and which are no longer evidenced by share certificates;
"directors"	directors of ABIL;
"JSE"	JSE Limited, a company duly registered and incorporated with limited liability under the company laws of South Africa under Registration number 2005/022939/06, licenced as an exchange under the Securities Services Act, 2004;
"last day to trade"	Thursday 16 March 2006;
"last practicable date"	close of business, Thursday 23 February 2006, being the last practicable date on which information could be included in this odd-lot offer document prior to its finalisation;
"Listings Requirements"	the listings requirements of the JSE;
"odd-lot holders"	ordinary shareholders holding odd-lot holdings at the close of business on the record date;
"odd-lot holdings"	aggregate shareholdings of less than 100 ABIL ordinary shares;
"odd-lot offer"	the offer contained in this odd-lot offer document;

"odd-lot offer document"	this odd-lot offer document and its annexures and attachments, dated 27 February 2006;
"ordinary shareholders" or "ABIL shareholders"	holders of ordinary shares;
"ordinary shares" or "ABIL ordinary shares"	ordinary shares with a par value of R0.025 each in the issued share capital of ABIL;
"offer price"	the weighted average traded price of the ABIL ordinary shares on the JSE over the five trading days commencing Friday 17 February 2006 and ending Thursday 23 February 2006, being R29.28;
"record date"	24 March 2006;
"SARB"	South African Reserve Bank;
"SENS"	Securities Exchange News Service operated by the JSE;
"South Africa"	the Republic of South Africa;
"STRATE"	STRATE Limited (Registration number 1998/022242/06), a public company incorporated in South Africa and registered as a central securities depository, or as the context requires, the electronic clearing, settlement and custody system for securities listed on the JSE which is managed by STRATE Limited;
"STRATE system"	a clearing and settlement environment for security transactions to be settled and transfer of ownership to be recorded electronically, managed by STRATE;
"subscription alternative"	the right of odd-lot holders to subscribe for a sufficient number of additional ordinary shares at R29.28 per share in order to increase their odd-lot holdings to 100 ordinary shares; and
"transfer secretaries" or "Ultra Registrars"	Ultra Registrars (Proprietary) Limited (Registration number 2000/007239/07), a company incorporated in South Africa.



African Bank Investments Limited

(Registration number 1946/021193/06)
(Incorporated with limited liability in the Republic of South Africa)
Ordinary share code: ABL ISIN: ZAE000030060
Preference share code: ABLP ISIN: ZAE000065215

Directors

A S Mabogoane* *(Chairman)*
J A de Ridder
A Fourie
D B Gibbon*
B D Goba*
A G Herselman
J J Kekane*
L Kirkinis
S A Levitt*
M L D Marole
R Naidoo*
G Schachat
B J T Shongwe*
T M Sokutu
B P F Steele*
G Z Steffens*
D F G Tembe*
A Tugendhaft*
D F Woollam

* Non-executive

Odd-lot offer

1. Introduction and rationale for the odd-lot offer

1.1 In the circular issued by ABIL to its shareholders on 12 July 2005, ABIL advised its shareholders that it wished to reduce the substantial and ongoing administration costs associated with having a large number of ordinary shareholders who hold less than 100 shares each.

1.2 Currently, approximately 25 382 ordinary shareholders, being 74.1% of the total number of ordinary shareholders, hold less than 100 ordinary shares each. These odd-lot holders hold approximately 461 571 ordinary shares in aggregate, which constitutes only 0.1% of the total number of ordinary shares in issue. In order to reduce the substantial and ongoing costs of administration connected with a large number of odd-lot holders and to provide them with an inexpensive method of realising their investment in ABIL, the directors proposed the implementation of an odd-lot offer, in terms of which all shareholders who hold a total of less than 100 ordinary shares each are offered the opportunity:

1.2.1 to sell their odd-lot holdings at R30.75, being the offer price per share plus a 5% premium; or

1.2.2 to subscribe for a sufficient number of additional ABIL ordinary shares at the offer price of R29.28 per share to increase their odd-lot holdings to holdings of 100 ABIL ordinary shares; or

1.2.3 to keep their odd-lot holdings. If you want to keep your odd-lot holding you have to make this choice. Those odd-lot holders who do not make a choice by completing the attached blue form of election and surrender and submitting it to Ultra Registrars before 12:00 on Friday 24 March 2006 will automatically be regarded as having chosen and accepted the cash alternative.

1.3 At the general meeting of shareholders of ABIL held on 5 August 2005, the shareholders of ABIL granted the directors the authority to proceed with an odd-lot offer and this odd-lot offer is carried out in terms of that authority. Ordinary resolution number 5 contained in Annexure 1 to this odd-lot offer document sets out the terms of that authority.

2. The odd-lot offer

2.1 Record date

The record date is the close of business on Friday 24 March 2006. If a shareholder holds less than 100 ordinary shares on the record date, he is entitled to take part in the odd-lot offer. Shareholders will not be advised individually as to whether they are entitled to take part in the odd-lot offer and accordingly each shareholder must determine this for himself. No further documentation will be sent to shareholders in this regard.

2.2 Last day to trade

Shareholders are advised that the last date to trade in order to take part in the odd-lot offer will be Thursday 16 March 2006. Any odd-lot holder who sells some of his ordinary shares or acquires additional ordinary shares after Thursday 16 March 2006 will still be treated as an odd-lot holder for the purposes of the odd-lot offer. If any odd-lot holder acquires additional ordinary shares by 17:00 on Thursday 16 March 2006 and the odd-lot holder's ordinary shareholding at the close of the business on Friday 24 March 2006 exceeds 100 shares as a result of such acquisition, then the odd-lot holder will not be allowed to participate in the odd-lot offer.

2.3 Offer price

The offer price of R29.28 per share was calculated using the weighted average traded price of the ordinary ABIL shares on the JSE over the five trading days commencing on Friday 17 February 2006 and ended on Thursday 23 February 2006. The offer price was released on SENS on Friday 24 February 2006 and published in the press on Monday 27 February 2006. Shareholders who choose the cash alternative will receive R30.75 per share, being the offer price per share plus a 5% premium.

2.4 Transaction costs

2.4.1 Odd-lot holders will not have to bear any transaction costs.

2.4.2 The transaction costs (and not the offer price itself) of the subscription for ordinary shares by the odd-lot holders who subscribe for additional ABIL ordinary shares to increase their odd-lot holdings to holdings of 100 ordinary shares and the transfer cost of odd-lot holders who sell their odd-lot holdings to ABIL (being stamp duty or uncertificated securities tax) will be borne by ABIL.

2.4.3 ABIL, by proposing this odd-lot offer, is therefore making it possible for its odd-lot holders who wish to either dispose of or increase their shareholding to do so in a cost-effective manner.

2.5 Compulsory sale of odd-lot holdings

ABIL will repurchase the odd-lot holdings of any odd-lot holder who does not make a choice or who chooses the cash alternative. Any repurchase by ABIL will be treated as an acquisition of shares under a specific approval in terms of section 85 of the Companies Act and as a specific repurchase of securities in terms of the Listings Requirements.

Those odd-lot holders who do not make a choice by completing the attached blue form of election and surrender and submitting it to Ultra Registrars before 12:00 on Friday 24 March 2006 will automatically be regarded as having chosen and accepted the cash alternative.

2.6 *Mechanism*

2.6.1 The odd-lot offer opens for acceptance at 09:00 on Monday 27 February 2006 and will close at 12:00 on Friday 24 March 2006. All shareholders who hold a total of less than 100 ordinary shares at the close of business on Friday 24 March 2006 will be invited to take part in the odd-lot offer. The procedure on how such shareholders must make their choice (election and surrender procedure) is set out in paragraph 2.7 below.

2.6.2 The ordinary shares of those odd-lot holders who do not make a choice or who choose the cash alternative will be repurchased by ABIL at R30.75 per share. Any such repurchase will be regarded as an acquisition of shares in terms of the Companies Act and as a specific repurchase of securities in terms of the Listings Requirements. Shareholders have already granted authority for this potential repurchase, at the offer price per share plus a 5% premium, at the general meeting of ABIL held on 5 August 2005.

2.6.3 Odd-lot holders who do not make a choice or do not submit their blue form of election and surrender as set out in paragraph 2.7 below, should note that their ordinary shares will automatically be repurchased by ABIL and cancelled without any further action on their part and without any further notice to them. Article 40 of the articles of association of ABIL gives ABIL the right to cause any odd-lot holdings of odd-lot holders who do not make a choice to be sold in such manner as the directors may direct.

2.6.4 ABIL will issue new ordinary shares to odd-lot holders who choose to increase their holdings to 100 ordinary shares and the cost to the shareholders who make that choice will be R29.28 per share. Any such issue will be regarded as a general issue of shares for cash in terms of the Listings Requirements. Shareholders have already granted their authority to the potential issue of these new shares, at the offer price per share, at the general meeting of ABIL held on 5 August 2005.

2.7 Election and surrender procedure

2.7.1 All shareholders who hold less than 100 ABIL ordinary shares in total at the close of business on Friday 24 March 2006, may choose to:

2.7.1.1 sell their odd-lot holdings to ABIL at R30.75 per share; or

2.7.1.2 increase their odd-lot holdings to holdings of 100 ordinary shares by subscribing and paying for a sufficient number of additional ordinary shares at R29.28 per share; or

2.7.1.3 keep their odd-lot holdings. If they want to keep their odd-lot holding they have to make this choice. Those odd-lot holders who do not make a choice by completing the attached blue form of election and surrender and submitting it to Ultra Registrars before 12:00 on Friday 24 March 2006 will automatically be regarded as having chosen and accepted the cash alternative.

2.7.2 The choice made by an odd-lot holder is final and may not be withdrawn once made.

2.7.3 Certificated odd-lot holders must complete the attached blue form of election and surrender and return it to Ultra Registrars, to be received by 12:00 on Friday 24 March 2006.

2.7.4 Dematerialised odd-lot holders should instruct their CSDP or broker as to what action they wish to take in the time and manner stipulated in the agreement entered into between such odd-lot holders and their CSDP or broker. Odd-lot holders who have dematerialised their ordinary shares must NOT return the blue form of election and surrender to Ultra Registrars.

2.7.5 Odd-lot holders who do not make a choice should note that their odd-lot holdings will be repurchased by ABIL without any further action on their part and without any further notice to them. **However, until such odd-lot holders make a claim, the money owing to them (being the proceeds of the sale of their odd-lot holdings) will be held by the Company on their behalf.**

2.7.6 If an odd-lot holder has chosen the subscription option, the completed blue form of election and surrender must be accompanied by a payment in South African rand, in accordance with the procedure set out in paragraph 2.7.7 below, for the amount required to subscribe for the additional ordinary shares at R29.28 per share. Transaction costs (including stamp duties and uncertificated securities tax, if any) will paid by ABIL.

2.7.7 For the subscription option, payment should be made as follows:

A cheque (crossed and marked "*not transferable*" and with the words "or *bearer*" deleted) or a postal order or a banker's draft (drawn on a registered commercial bank) in favour of **"ABIL – Odd-Lot Offer"** for the amount due (payable in South African Rand) must either be:

lodged (by hand only) with:

Ultra Registrars (Proprietary) Limited
11 Diagonal Street
Johannesburg, 2001

or posted at the risk of the odd-lot holder to:

Ultra Registrars (Proprietary) Limited
PO Box 4844
Johannesburg, 2000

to reach Ultra Registrars by 12:00 on Friday 24 March 2006.

2.7.8 Nominee companies will be treated as a single shareholder, but should a nominee company choose to subscribe for additional ordinary shares or to dispose of odd-lot holdings on behalf of principals whose shareholdings constitute odd-lot holdings, it may do so by applying before 12:00 on Friday 24 March 2006, in writing to Ultra Registrars, giving details of the number of ordinary shares involved.

2.7.9 For certificated shareholders, certificates reflecting any increase in such odd-lot holders' ordinary shareholding will be posted on or about Monday 27 March 2006, by registered post.

2.7.10 For those odd-lot holders who choose the cash alternative, all forms of election and surrender, received by Ultra Registrars by 12:00 on Friday 24 March 2006, will be processed and payment will be made by electronic fund transfers into the odd-lot holders' bank accounts on or about Monday 27 March 2006 if the holders have provided the banking details on such form. Alternatively, if the odd-lot holder has not provided the banking details on such form of election and surrender, cheques will be posted on or about Monday 27 March 2006, by ordinary post, to the respective odd-lot holders at the risk of such odd-lot holders. All claims received thereafter, will be processed and payments will be made by electronic fund transfers into the odd-lot holders' bank accounts within five business days of receipt of the claims and where there are no bank account details provided, payment will be by cheque which will be posted to the odd-lot holders at the risk of such odd-lot holders.

2.7.11 In respect of dematerialised shareholders, their accounts held at their CSDP or broker will be updated with their new ordinary shareholding and debited/credited with the cash amount, as the case may be, on Monday 27 March 2006.

2.7.12 An application has been made to the JSE for the listing on the JSE of the additional ordinary shares that may be issued as set out in paragraph 2.6.4 above.

2.8 Effect on ordinary share capital

The maximum number of ordinary shares which, potentially, could be repurchased by ABIL if all odd-lot holders sell their odd-lot holdings to ABIL will not exceed 461 571 ordinary shares. The number of ordinary shares which, potentially, could be issued by ABIL if all the ordinary shareholders choose the subscription alternative will not exceed 2 076 629 ordinary shares.

As the current issued ordinary share capital of ABIL (prior to the implementation of this odd-lot offer) comprises 498 367 686 ordinary shares of R0.025 each, any issue of new shares or repurchase of odd-lot holdings pursuant to the odd-lot offer will have no material effect on ABIL's issued ordinary share capital. All shares bought back by ABIL will be cancelled in terms of section 85(8) of the Companies Act and shares issued to those odd-lot holders who elect to increase their shareholding will be new shares.

2.9 Financial effects

The odd-lot offer, and the issue of new shares or the repurchase of odd-lot holdings pursuant to the odd-lot offer, will have no material effect on ABIL earnings per share, net asset value per share or tangible net asset value per share.

2.10 Source of funds

ABIL's existing cash resources will be utilised to satisfy any cash requirements arising out of the odd-lot offer.

2.11 Directors' opinion

Having considered the possible effects of the odd-lot offer and any repurchase of ordinary shares or issue of new ordinary shares in terms of the odd-lot offer, the directors are of the opinion that, for a period of 12 months following the date of this odd-lot offer document:

2.11.1 ABIL and the ABIL group will be able to repay their debts in the ordinary course of business;

2.11.2 the assets of ABIL and the ABIL group will exceed their liabilities, whether fairly valued according to International Financial Reporting Standards or on a basis consistent with the last financial year of ABIL;

2.11.3 the ordinary share capital and reserves of ABIL and the ABIL group will be sufficient to meet their needs; and

2.11.4 ABIL and the ABIL group will have sufficient working capital to meet their needs.

2.12 Non-resident shareholder

The making of the odd-lot offer in, or to shareholders resident in, jurisdictions outside South Africa, or to persons who are, or are nominees of or trustees for, citizens, residents or nationals of other countries, may be affected by the laws of the relevant country in which they reside. Such persons must acquaint themselves with and observe any applicable legal requirements. It is the responsibility of any such person wishing to accept the odd-lot offer to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including obtaining any governmental or other consents which may be required or the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction. Any such shareholder will be responsible for any such issue, transfer or other taxes outside South Africa by whomsoever payable.

2.13 Exchange Control Regulations

The following is a summary of the South African Exchange Control Regulations. If in doubt, shareholders should consult their professional advisers without delay.

2.13.1 Emigrants from the common monetary area

A "non-resident" endorsement will be stamped on every new share certificate or share statement issued to a shareholder who is an emigrant from the common monetary area. The new share certificate or share statement and, where applicable, a cheque in respect of cash arising from the sale of odd-lot holdings, will be forwarded to the authorised dealer in foreign exchange in South Africa controlling the shareholder's blocked assets.

The attached blue form of election and surrender makes provision for details of the authorised dealer concerned to be given.

If the information regarding the authorised dealer is not given, the certificates or share statements and any cash will be held by the Company for the odd-lot holders' concerned pending receipt of the necessary information or instructions. No interest will be paid on any cash so held.

2.13.2 All other non-residents of the common monetary area

A "non-resident" endorsement will be stamped on every new share certificate or share statement issued to a shareholder whose registered address is outside the common monetary area. The new share certificate or share statement and, where applicable, a cheque in respect of cash arising from the sale of odd-lot holdings will be forwarded to the shareholder's authorised dealer in foreign exchange. Where the shareholder does not have an authorised dealer in South Africa, the share certificate or statement and, where applicable, a cheque will be posted, at the risk of such shareholder, to the address of such shareholder in the share register on the record date.

The attached blue form of election and surrender makes provision for details of the authorised dealer concerned to be given.

All CSDPs and brokers with whom shares have been dematerialised should note that they are required to comply with the South African Exchange Control Regulations set out above.

3. Material changes

There have been no material changes in the financial or trading position of ABIL since the publication of ABIL's annual results for the period ended 30 September 2005.

4. Share capital

The authorised and issued share capital of ABIL, before and after the implementation of the odd-lot offer, is as follows:

	R 000
Authorised share capital	
1 000 000 000 ordinary shares of R0.025 each	25 000
5 000 000 non-redeemable, non-cumulative, non-participating preference shares of R0.01 each	50
Total authorised share capital	25 050
Issued prior to the implementation of the odd-lot offer:	
Issued share capital	
498 367 686 ordinary shares of R0.025 each	12 459
5 000 000 non-redeemable, non-cumulative, non-participating preference shares of R0.01 each	50
Total issued share capital	12 509
Share premium	
On 498 367 686 ordinary shares of R0.025 each	292
On 5 000 000 non-redeemable, non-cumulative, non-participating preference shares of R0.01 each	499 950
Total share premium	500 242
Maximum in issue after the implementation of the odd-lot offer:	
Issued share capital	
500 444 315 ordinary shares of R0.025 each	12 511
5 000 000 non-redeemable, non-cumulative, non-participating preference shares of R0.01 each	50
Total issued share capital	12 561
Share premium	
On 500 444 315 ordinary shares of R0.025 each	61 047
On 5 000 000 non-redeemable, non-cumulative, non-participating preference shares of R0.01 each	499 950
Total share premium	560 997

5. Ordinary share price history

The price history of the ordinary shares on the JSE is summarised in Annexure 3.

6. Litigation statement

There are no legal or arbitration proceedings that may have or have had a material effect on the financial position of the ABIL group in the past 12 months. The directors of ABIL are not aware of any such proceedings that are pending or threatened.

7. Expenses of the odd-lot offer

The cash expenses of the odd-lot offer, as detailed below, are estimated to be approximately R605 937.78 and relate, *inter alia*, to:

- the distribution costs of this odd-lot offer document and other related announcements of approximately R108 000;
- fees payable to Ince (Proprietary) Limited of approximately R83 000;
- fees payable to Ultra Registrars of approximately R280 000;
- fees payable to the merchant bank and sponsor of approximately R75 000;
- JSE documentation and listing fees of R5 851.62 and approximately R54 086.16, respectively.

8. Directors' responsibility statement

All the directors of ABIL, whose names are set out in Annexure 2, collectively and individually, accept full responsibility for the accuracy of the information given and certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that this odd-lot offer document contains all information required by law and the Listings Requirements.

9. Experts' consents

The merchant bank and sponsor and attorneys have consented in writing to act in the capacities stated and to their names being included in this odd-lot offer document and have not withdrawn their consents prior to the publication of this odd-lot offer document.

By order of the board

AFRICAN BANK INVESTMENTS LIMITED

Leonidas Kirkinis
Chief Executive Officer

Midrand
24 February 2006


AFRICAN
BANK

27 February 2006

Dear shareholder

OFFER TO ODD-LOT SHAREHOLDERS

INTRODUCTION

Approximately 25 382 of African Bank Investments Limited's ("ABIL") shareholders hold less than 100 ordinary shares each. It costs the company and shareholders a substantial amount each year to maintain this shareholder base. We also know that many shareholders cannot sell their shares because the cost of the transaction is often more than the benefit.

OFFER

The company would like to make an offer to all shareholders like yourself, who hold a total of less than 100 shares to buy these shares from you at a 5% higher price than the current price in the market.

TRANSACTION/BROKERAGE COSTS

ABIL will carry the costs of the transaction.

YOUR OPTIONS

As a shareholder with less than 100 ABIL shares you must choose to:

- sell your shares to ABIL at R30.75 per share; or
- buy more ABIL shares at R29.28 per share to increase your ABIL shareholding to 100 shares; or
- keep your ABIL shares.

We include with this letter, a document which explains the offer and also contains a blue form that you need to complete and send to Ultra Registrars to be received by Friday, 24 March 2006 to tell us which of the three options you prefer.

It is very important that you should complete the form and indicate which of the three options you choose and post or deliver the form to Ultra Registrars by Friday, 24 March 2006. If we have not received your blue form by Friday, 24 March 2006, we will assume that you want to sell your shares and we will cancel your shares and hold the money on your behalf until you claim the money by contacting Ultra Registrars.

If you have any questions regarding your shares or the offer, please contact Ultra Registrars at (011) 834-2266.

Sincerely

AS Mabogoane
Chairman

AFRICAN BANK INVESTMENTS LIMITED

59 16th Road Midrand Private Bag X170 Midrand 1685 South Africa Telephone +27 11 256 9000 Telefax +27 11 256 927
E-mail africanbank@africanbank.co.za Website http://www.africanbank.co.za Reg No 1946/021193/06


AFRICAN
BANK

27 February 2006

Radiabo/mmadiabo ya ratehang

MPHO HO BORADIABO/BOMMADIABO BA BANGATA BA FAPANENG

SELELEKELA

Bonyane ke palo ya 25 382 ya boradiabo/bommadiabo ba *African Bank Investments Limited's (ABIL)* ba nang le palo e ka tlase ho 100 ya diabo tse tlwaelehileng motho ka mong. Ho qosa khamphani le boradiabo tjhelete e ngata selemo le selemo ho baballa palo ena ya diabo. Re a tseba hape hore boradiabo ba bangata ba hloleha ho rekisa diabo hobane yona tshebetso eo feela e ja haholo ho feta seo ba neng ba tla se fumana.

MPHO

Khamphani e batla ho fana ka mpho ho boradiabo bohle jwaloka wena, ba *nang le diabo tse* ka tlase ho 100 ho di reka ho bona ka 5% ka hodima theko ya matsatsing ana mmarakeng.

TSHEBELETSO / DITEFELLO

ABIL e tla lefa ditshenyehelo tsa theko eo.

KGETHO YA HAO

Jwaloka radiabo/mmadiabo ya nang le diabo tse ka tlase ho 100 tsa *ABIL* o na le hona ho kgetha ho:

- rekisetsa *ABIL* diabo tsa hao ka R30.75 seabo ka seng; kapa
- reka diabo tse ding hape tsa *ABIL* ka R29.28 seabo ka seng ho eketsa diabo tsa hao tsa ABIL ho fihla ho 100; kapa
- o boloke diabo tsa hao tsa *ABIL*.

Lengolong lena re kenyeletsa, tokomane e hlalosang mpho ena mme hape ho na le foromo e botala ba lehodimo eo o tla lokela ho e tlatsa le ho e romela ho *Ultra Registrars* ka Labohlano la 24 Hlakubele 2006 ho re tsebisa hore kgetho ya hao ke efe ho tsena tse tharo.

Ke ntho ya bohlokwa haholo hore o tlatse foromo mme o hlakise hore ho menyetla *ena* e meraro o kgetha eng mme o posetse kapa o ise foromo ya hao ho *Ultra Registrars* ka Labohlano la 24 Hlakubele 2006. Haeba re sa fumane foromo ya hao ka Labohlano la 24 Hlakubele 2006, re tla nka hore o kgetha ho rekisa diabo tsa hao mme re tla hlakola diabo tsa hao mme ebe re o bolokela tjhelete ya hao ho fihlela o e batla ka ho ikopanya le *Ultra Registrars*.

Haeba o na le dipotso dife kapa dife mabapi le diabo tsa hao kapa yona mpho ena, ako ikopanye le *Ultra Registrars* ho (011) 834-2266.

Ka ditumediso

AS Mabogoane
Modulasetulo


AFRICAN
BANK

27 February 2006

Banini masheya abathandekayo

ISETHEMBISO KUBANINI MASHEYA I 'ODD-LOT'

ISINGENISO

Cishe abangu- 25 382 kwabangabanikazi bamasheya aku-African Bank Investments Limited's (ABIL) banamasheya ajwayelekile angaphansi kuka-100 emunye. Kubiza inkampani kanye nabanikazi bamasheya imali enkulu ukugcina lolu hlobo lwabanini masheya. Siyazi futhi ukuthi laba nini masheya abaningi ngeke bawadayise amasheya abo ngoba izindleko zokuwathengisa zivame ukuba ngaphezulu kwenzuzo.

ISETHEMBISO

Inkampani ifisa ukubeka isethembiso kubo bonke abangabanini masheya angaphansi kuka-100 njengawe, sokuthi iwathenge kuwe la masheya ngenani elingaphezulu ngamaphesenti angu-5% kunemali engakhokhwa emakethe.

IZINDLEKO ZOKUTHENGISELANA

i-ABIL izozithwala izindleko zalokhu kuthengiselana.

ONGAKHETHA KUKHO

Njengomnini masheya akwa-ABIL angaphansi kuka-100 ungakhetha:

- ukuwadayisela u-ABIL amasheya akho ngo-R30.75 isheya lilinye; noma
- uthenge amanye amasheya akwa-ABIL ngo-R29.28 isheya ngalinye ukuze sinyuke isabelo sakho samasheya akwa-ABIL size sifike kwangu-100; noma
- uwagcine amasheya akho akwa-ABIL.

Sizoyifaka le ncwadi, nemibhalo echaza isethembiso futhi kube khona nefomu eliluhlaza njengesibhakabhaka okuzodingeka uligcwalise bese ulibuyisela ku- Ultra Registrars engakashayi ulwesiHlanu mhlaka-24, Mashi 2006, usitshele ukuthi yikhona kuphi okukhethayo.

Kusemqoka kakhulu ukuthi uligcwalise leli fomu usho nokuthi yikuphi okukhethayo bese uliposa noma ulilethe mathupha ku- Ultra Registrars engakashayi ulwesiHlanu mhlaka-24, Mashi 2006. Uma singalitholanga ifomu lakho eliluhlaza ngolwesiHlanu mhlaka-24, Mashi 2006, lokho siyokuthatha njengokuthi ufisa ukuwadayisa amasheya akho bese siwavala amasheya akho sikugcinele imali yakho uze uyithole ngokuthintana no- Ultra Registrars.

Uma usenemibuzo mayelana namasheya noma nesethembiso, sicela uthintane no- *Ultra* Registrars kunombolo (011) 834-2266.

Ozithobayo

AS Mabogoane
Usihlalo



27 February 2006

Mongdišere yo a rategago

MONYETLA GO BENGDIŠERE BA BANNYANE

MATSENO

Tekano ye e ka bago 25 382 ya bengdišere ba African Bank Investments Limited (ABIL) ba na le dišere tša mang le mang tša ka fase ga tše 100 o mongwe le o mongwe. Go jela khamphani le bengdišere tšhelete ye ntši ngwaga o mongwe le o mongwe go tšwetša pele motheo wo wa bengdišere. Gape re a tseba gore bengdišere ba bantši ga ba kgone go rekiša dišere tša bona ka lebaka la gore tshenyegelo ya go rekiša gantši e godimo go feta tšhelete yeo o e hwetšago ge o rekišitše.

MONYETLA

Khamphani e nyaka go fa monyetla go bengdišere ka moka ba go swana le wena, bao ba nago le palomoka ya dišere tša ka fase ga tše 100 go reka dišere tše go wena ka theko ya godingwana ka 5% go feta theko ya bjale ya mebaraka.

DITSHENYEGELO TŠA GO REKA/GO REKELA

ABIL e tla lefela ditshenyegelo tša thekišo.

DIKGETHO TŠA GAGO

Bjalo ka mongdišere yo a nago le dišere tša ABIL tša ka fase ga tše 100 o ka no kgetha go:

- rekišetša ABIL dišere tša gago ka R30.75 ka šere; goba
- seka dišere tše ntši tša ABIL ka R29.28 ka šere go oketša go ba le dišere ga gago le ABIL go fihla go dišere tše 100; goba
- swara dišere tša gago tša ABIL.

Ka mo lengwalong le, re tsentše sengwalwa seo se hlalošago monyetla wo gape go na le foromo ye talalerata yeo o swanetšego go e tlatša le go e romela go Ultra Registrars pele letšatši la Labohlano la 24 Matšhe 2006 le sobela gomme o re botša gore ke efe ya dikgetho tše tharo yeo o e nyakago.

Go bohlokwa kudukudu gore o tlatše foromo ye gomme o bolele gore ke efe ya dikgetho tše tharo yeo o e kgethago o be o pose goba o tliše foromo go Ultra Registrars pele letšatši la Labohlano la 24 Matšhe 2006 le sobela. Ge re se ra amogela foromo ya gago ye talalerata ka la Labohlano la 24 Matšhe 2006, re tla tšea gore o nyaka go rekiša dišere tša gago ebile re tla phumula dišere tša gago ra ba ra go swarela tšhelete go fihlela ge o tlo e nyaka ka go ikgokaganya le Ultra Registrars.

Ge o na le dipotšišo tše itšego mabapi le dišere tša gago goba mabapi le monyetla wo, o kgopelwa go ikgokaganya le Ultra Registrars go (011) 834-2266.

Wa lena

AS Mabogoane
Modulasetulo

PRINTED BY INCE (PTY) LTD

Resolution passed by the shareholders of ABIL at the general meeting of ABIL held on 5 August 2005

"1. ***Ordinary resolution number 5***

RESOLVED THAT *the directors be and they are hereby authorised to undertake an odd-lot offer, at a date to be determined by the directors which shall be subsequent to the capital raising exercise to be undertaken by Eyomhlaba Investment Holdings Limited in terms of the black equity ownership programme referred to in the Circular but prior to the next annual general meeting of the Company ("the Odd-Lot Offer"). The Odd-Lot Offer will be made to those ordinary shareholders who hold an aggregate of less than 100 ordinary shares in the Company on a date to be determined by the directors. Those Odd-Lot Holders will be given an election either:*

1.1 to retain their Odd-Lot Holding; or

1.2 to increase their Odd-Lot Holding to 100 ordinary shares; or

1.3 to sell their Odd-Lot Holding.

Those Odd-Lot Holders who elect to increase their Odd-Lot Holdings to 100 ordinary shares will subscribe for additional ordinary shares at a price equivalent to the weighted average traded price per share of the Company's ordinary shares on the JSE over a five trading-day period to be determined by the directors ("the Offer Price"). Any Odd-Lot Holder who does not make an election in terms of the Odd-Lot Offer will be treated as if such holder elected to sell his/her Odd-Lot Holdings. Those Odd-Lot Holders who elect to sell their Odd-Lot Holdings and those who make no election in terms of the Odd-Lot Offer will receive the Offer Price, together with a 5% premium thereon, per ordinary share sold.

Ordinary resolution number 5 is subject to the passing and registration of special resolutions numbers 1 and 2 and the passing of ordinary resolution number 6."

Information on directors

Ashley Sefako Mabogoane (47) — ***Independent Non-Executive Chairman***

Date appointed: 01/12/1999

Business address: New Seasons Investments (Proprietary) Limited
5th Floor, Liberty Gardens
10 South Boulevard
Bruma

Qualifications: Diploma in Business Management (EE)

Directorships: Chief Executive Officer of New Seasons Investments (Proprietary) Limited; Non-Executive Chairman of African Bank Investments Limited; New Africa Investment Limited; Anchor Yeast (Zimbabwe); Director of New Seasons Investments (Proprietary) Limited; New Seasons Auto; New Seasons ICT; Owl Bridge Investments; Timespan Investments; Triffic Investments; Non-Executive Director of Eyomhlaba Investment Holdings Limited

Gordon Schachat (54) — ***Executive Deputy Chairman***

Date appointed: 01/07/1995

Business address: Courtyards on Oxford No. 4
25 Oxford Road
Forest Town

Directorships: Executive Director of African Bank Limited

Leonidas Kirkinis (46) — ***Chief Executive Officer***

Date appointed: 01/07/1997

Business address: 59, 16th Road
Halfway House
Midrand

Qualifications: BComm, BAcc, CA(SA)

Directorships: Managing Director of African Bank Limited

Johannes Andries de Ridder (48) — ***Executive Director***

Date appointed: 22/04/2002

Business address: 59, 16th Road
Halfway House
Midrand

Qualifications: BSc (Agric), MBA

Directorships: Executive Director of African Bank Limited and other group subsidiary companies

Antonio Fourie (45)	***Executive Director***
Date appointed:	21/10/2003
Business address:	59, 16th Road Halfway House Midrand
Qualifications:	BComm
Directorships:	Executive Director of African Bank Limited
David Braidwood Gibbon (63)	***Independent Non-Executive Director***
Date appointed:	01/06/2003
Business address:	7 Marandella 100 Methven Road Westville
Qualifications:	CA(SA)
Directorships:	Non-Executive Director of African Bank Limited and other group subsidiary companies; The Spar Group Limited, Steinway Trustees (Proprietary) Limited
Bahle Dawn Goba (43)	***Independent Non-Executive Director***
Date appointed:	06/06/2003
Business address:	Nokusa Consulting, No. 1 Morris Street West Nokusa on Morris Rivonia
Qualifications:	BSc Business Administration, MBA
Directorships:	Non-Executive Director of African Bank Limited; Nokusa/DAC Systems and Nokusa Investments
Angus George Herselman (55)	***Executive Director***
Date appointed:	06/06/2003
Business address:	59, 16th Road Halfway House Midrand
Qualifications:	BComm, BComm (Honours)
Directorships:	Executive Director of African Bank Limited and other group subsidiary companies
Jacob Japi Kekane (54)	***Independent Non-Executive Director***
Date appointed:	14/02/2000
Business address:	Cell C 150 Rivonia Road Sandton
Qualifications:	BA, MA, DPhil
Directorships:	Non-Executive Director of African Bank Limited

Steven Alan Levitt (52) ***Independent Non-Executive Director***

Date appointed: 14/02/2000

Business address: Ground Floor
Building 3, Fountain Grove
5, 2nd Road
Hyde Park

Qualifications: CA(SA)

Directorships: Non-Executive Director of African Bank Limited; Amalgamated Appliance Holdings Limited; Aludie Limited

Marion Lesego Dawn Marole (45) ***Executive Director***

Date appointed: 17/03/2004

Business address: 59, 16th Road
Halfway House
Midrand

Qualifications: B. Comm (Accounting), MBA

Directorships: Executive Director of African Bank Limited; Non-Executive Director of Anchor Yeast Zimbabwe; Non-Executive Chairman of Eyomhlaba Investment Holdings Limited

Ramani Naidoo (43) ***Independent Non-Executive Director***

Date appointed: 19/05/2003

Business address: 27th Floor, Radio Park
Henley Road
Auckland Park
Johannesburg

Qualifications: BA, LLB, Certificate in Mergers & Acquisitions

Directorships: Non-Executive Director of African Bank Limited; Omnia Wines Group Limited; Allied Technologies Limited; Executive Director of Edward Nathan (Proprietary) Limited

Bhekisisa James Themba Shongwe (50) ***Independent Non-Executive Director***

Date appointed: 14/02/2000

Business address: Metrobus
No. 1, Raikes Road
Braamfontein

Qualifications: BA (Econ), MBA, ACIS, FCIBM, LDP

Directorships: Non-Executive Director of African Bank Limited; Super Group Limited, Matsamo Investment Holdings (Proprietary) Limited, PEU Investment Group (Proprietary) Limited, Primedia Limited; Sabvest Limited

Tamsanqa Mthunzi Sokutu (42)	***Executive Director***
Date appointed:	19/05/2003
Business address:	59, 16th Road Halfway House Midrand
Qualifications:	BSc (Honours), MSc
Directorships:	Executive Director of African Bank Limited and other group subsidiary companies; Non-Executive Chairman of Masake (Proprietary) Limited; Member of South African National Parks; Non-Executive Director of Eyomhlaba Investment Holdings Limited
Brian Paxton Furbank Steele (62)	***Independent Non-Executive Director***
Date appointed:	19/05/2003
Business address:	41 Balgowan Estates Willowbrook Place Sandown
Qualifications:	BComm, CA(SA), MBA
Directorships:	Non-Executive Director of African Bank Limited; Aveng Limited
Günter Zeno Steffens (68)	***Independent Non-Executive Director***
Date appointed:	19/05/2003
Business address:	9 Franklins Row 16 Melville Road Illovo
Qualifications:	Banking Exams
Directorships:	Non-Executive Director of African Bank Limited and other group subsidiary companies; Omega Investment Research; Connection Group Holdings Limited; Non-Executive Deputy Chairman of Ridge Mining PLC
Daniel Filipe Gabriel Tembe (53)	***Independent Non-Executive Director***
Date appointed:	01/01/2000
Business address:	Rua de Kassuende Number 118 Primeiro Andar Maputo Mozambique
Qualifications:	MSc, Financial Economics
Directorships:	Non-Executive Director of African Bank Limited; Non-Executive Chairman of Mozambique Investment Company; Non-Executive Chairman of Cornastone Mozambique Lda; Chairman of Institute for Management of State Holdings; Member of the Fiscal Council of Banco Internacional de Moçambique

Ashley (Oshy) Tugendhaft (57)	***Non-Executive Director***
Date appointed:	01/04/2003
Business address:	TWB Attorneys 20th Floor Sandton City Office Towers 5th Street Sandton
Qualifications:	BA, LLB
Directorships:	Non-Executive Director of African Bank Limited; Imperial Holdings Limited; Pinnacle Technology Holdings Limited

David Farring Woollam (42)	***Group Financial Director***
Date appointed:	01/11/2002
Business address:	59, 16th Road Halfway House Midrand
Qualifications:	CA(SA)
Directorships:	Executive Director of African Bank Limited and other group subsidiary companies

Price history of ABIL ordinary shares on the JSE

The share price history of ABIL shares on the JSE is set out below:

	High (cents)	Low (cents)	Close (cents)	Volume
Quarter ended				
31 March 2003	690	550	579	87 981 644
30 June 2003	685	520	620	182 083 667
30 September 2003	770	625	725	72 967 709
31 December 2003	1 020	721	944	197 308 791
31 March 2004	1 215	851	1 195	144 858 496
30 June 2004	1 246	1 048	1 180	87 438 907
30 September 2004	1 380	1 113	1 299	97 921 233
31 December 2004	1 855	1 299	1 830	103 854 441
31 March 2005	1 838	1 510	1 670	121 646 487
30 June 2005	1 919	1 580	1 870	71 492 353
30 September 2005	2 305	1 870	2 125	98 963 006
31 December 2005	2 500	1 910	2 450	94 904 364
Month ended				
31 January 2005	1 835	1 601	1 680	44 855 540
28 February 2005	1 790	1 670	1 740	30 182 136
31 March 2005	1 838	1 510	1 670	46 608 811
30 April 2005	1 760	1 580	1 620	18 174 464
31 May 2005	1 735	1 600	1 650	24 077 327
30 June 2005	1 919	1 635	1 870	29 240 562
31 July 2005	2 067	1 870	1 997	30 550 311
31 August 2005	2 305	2 000	2 036	38 572 242
30 September 2005	2 160	2 000	2 125	29 840 453
31 October 2005	2 158	1 910	2 001	20 471 739
30 November 2005	2 390	2 010	2 260	27 323 281
31 December 2005	2 500	2 230	2 450	47 109 344
31 January 2006	2 950	2 400	2 837	37 137 444
Daily				
10 January 2006	2 713	2 645	2 690	1 494 581
11 January 2006	2 800	2 650	2 780	4 852 786
12 January 2006	2 800	2 745	2 775	1 605 449
13 January 2006	2 900	2 740	2 840	2 623 229
16 January 2006	2 849	2 760	2 770	1 829 015
17 January 2006	2 800	2 725	2 761	3 114 569
18 January 2006	2 730	2 525	2 710	1 578 405
19 January 2006	2 836	2 704	2 836	390 859
20 January 2006	2 850	2 705	2 820	1 066 682
23 January 2006	2 926	2 740	2 860	2 389 044
24 January 2006	2 950	2 860	2 891	1 474 005
25 January 2006	2 900	2 785	2 860	1 806 292
26 January 2006	2 860	2 765	2 800	1 220 209
27 January 2006	2 800	2 750	2 760	707 198
30 January 2006	2 870	2 760	2 825	1 327 782
31 January 2006	2 860	2 815	2 837	644 660
1 February 2006	2 900	2 830	2 870	1 196 781
2 February 2006	2 900	2 850	2 899	2 124 575
3 February 2006	2 907	2 800	2 870	1 852 869
6 February 2006	2 920	2 798	2 801	1 284 667
7 February 2006	2 850	2 700	2 760	1 672 063
8 February 2006	2 748	2 660	2 699	2 492 855
9 February 2006	2 820	2 640	2 712	6 000 695

	High (cents)	Low (cents)	Close (cents)	Volume
Daily (continued)				
10 February 2006	2 750	2 702	2 750	1 860 970
13 February 2006	2 750	2 680	2 710	379 009
14 February 2006	2 710	2 600	2 630	3 265 037
15 February 2006	2 799	2 650	2 755	778 025
16 February 2006	2 880	2 780	2 790	2 328 337
17 February 2006	2 900	2 805	2 885	2 315 392
20 February 2006	2 940	2 880	2 920	860 772
21 February 2006	2 920	2 856	2 900	1 064 559
22 February 2006	2 999	2 900	2 970	1 501 220
23 February 2006	3 020	2 901	2 990	2 233 455

Source: I-Net Bridge.

Directors' interests

Shares owned at 23 February 2006:

Name	Direct	*Indirect*	Total
Executive			
Schachat, G *(Executive Deputy Chairman)*	3 000 000	10 040 000	13 040 000
Kirkinis, L *(Chief Executive Officer)*	3 000 000	12 788 365	15 788 365
de Ridder, J A	0	800 000	800 000
Fourie, A	0	0	0
Herselman, A G	0	0	0
Marole, M L D *[1]	0	0	0
Sokutu, T M *[1]	0	0	0
Woollam, D F *(Group Financial Director)*	1 365 000	0	1 365 000
Sub-total	**7 365 000**	**23 628 365**	**30 993 365**
Non-executive			
Mabogoane, A S *(Non-executive Chairman)* *[1]	4 000	0	4 000
Gibbon, D B	0	0	0
Goba, B D	0	0	0
Kekane, J J *[1]	2 000	0	2 000
Levitt, S A	0	4 000	4 000
Naidoo, R *[1]	0	0	0
Shongwe, B J T *[1]	2 000	10 000	12 000
Steele, B P F	0	0	0
Steffens, G Z	0	0	0
Tembe, D F G *[1]	2 000	0	2 000
Tugendhaft, A	10 000	0	10 000
Sub-total	**20 000**	**14 000**	**34 000**
Total	**7 385 000**	**23 642 365**	**31 027 365**

*[1] Collectively, these directors hold a 25% interest in Eyomhlaba Investment Holdings Limited ("Eyomhlaba"), ABIL's Black Equity Ownership Programme. Their interest in Eyomhlaba is not large enough to qualify Eyomhlaba as an associate in terms of the Listings Requirements.

Major shareholders

Top fund managers holding/managing ABIL shares:

Manager	31 December 2005 Holding	%
Investec Asset Management	78 540 295	15.76
Fidelity Management & Research Co	34 271 743	6.87
Directors	31 027 365	6.40
Eyomhlaba Investment Holdings Limited	25 531 285	5.12
Scottish Widows Investment Partnership	25 253 719	5.07
Mondrian Investment Partners	22 850 148	4.58
Morgan Stanley Investment Management Limited	19 203 615	3.85
JP Morgan Fleming Asset Management	19 069 883	3.83
Public Investment Corporation	10 833 976	2.17
Wood, C	10 074 533	2.02
Genesis Investment Management Limited	9 994 169	2.01

Top beneficial holders

Beneficial owner	31 December 2005 Holding	%
Leon Kirkinis	15 788 365	3.15
Gordon Schachat	13 040 000	2.60
JP Morgan Fleming Investment Funds	12 002 736	2.41
Scottish Widows Emerging Markets Fund	11 804 166	2.37
Public Investment Corporation	10 833 976	2.17
Wood, C	10 074 533	2.02

PRINTED BY INCE (PTY) LTD

For completion by shareholders who hold less than 100 ABIL shares in total ("odd-lot holders") in certificated form on Friday 24 March 2006.


AFRICAN
BANK

African Bank Investments Limited

(Registration number 1946/021193/06)
(Incorporated with limited liability in the Republic of South Africa)
Ordinary share code: ABL ISIN: ZAE000030060
Preference share code: ABLP ISIN: ZAE000065215
("ABIL")

Form of election and surrender

Instructions:

1. Part 1 must be completed by **ALL** odd-lot holders who hold a share certificate in respect of their ordinary shares and who return this form.
2. Part 2 must **ONLY** be completed by odd-lot holders who hold a share certificate and **WHO WISH TO SELL THEIR ODD-LOT HOLDINGS**.
3. Part 3 must **ONLY** be completed by odd-lot holders who hold a share certificate in respect of their ordinary shares and **WHO ARE EMIGRANTS FROM OR NON-RESIDENTS OF THE COMMON MONETARY AREA**, unless they choose to retain their odd-lot holdings.
4. Additional forms of election and surrender may be obtained from Ultra Registrars at the applicable address set out below.
5. **ALL odd-lot holders who complete this form must attach a certified copy of their identity document.**
6. **If an odd-lot holder chooses the cash alternative and wishes to have the money deposited directly into his/her bank account, a copy of a recent bank statement must be attached to this form for verification purposes.**
7. **If an odd-lot holder chooses to subscribe for additional ordinary shares, he/she must complete this form and deliver it together with payment to Ultra Registrars. Such odd-lot holder will have a new share certificate posted to him/her, by registered post, at the risk of such odd-lot holder, on or about Monday 27 March 2006.**
8. All forms of election and surrender must be lodged with Ultra Registrars at the address set out below, so as to be received by 12:00 on Friday 24 March 2006.

   To be delivered to:
   Ultra Registrars (Proprietary) Limited
   11 Diagonal Street
   Johannesburg, 2001

   or posted at the risk of the odd-lot holder to:

   Ultra Registrars (Proprietary) Limited
   PO Box 4844
   Johannesburg, 2000
9. Odd-lot holders who have dematerialised their ordinary shares must advise their CSDP as to the action they wish to take in terms of the agreement entered into between them and their CSDP. Such odd-lot holders must **NOT** return this form to Ultra Registrars.

ALL CERTIFICATED ODD-LOT HOLDERS MUST COMPLETE THIS SIGNATURE AND CONTACT DETAILS SECTION.

Name	
Surname	
ID number/Company registration number	
Assisted by me (if applicable)	
(State full name and capacity)	
Date	2006
Telephone number (Home)	( )
Telephone number (Work)	( )
Cellular number	( )
Postal address	
Signature of odd-lot holder	

PART 1 – To be completed by ALL odd-lot shareholders who return this form.

Odd-lot shareholders who hold a share certificate in respect of their ordinary shares and who do not complete and return this form of election and surrender by 12:00 Friday 24 March 2006 should note that their ordinary shares will be repurchased by ABIL without any further action on their part and without any further notice to them. However, until such odd-lot holders have submitted a claim to Ultra Registrars and completed the forms and statements in this regard that are required, the money owing to them will be held on their behalf.

Indicate your choice by means of an "X":

OPTION A [ ] I would like to sell my shares at R30.75 per share.

OPTION B [ ] I would like to acquire additional ordinary shares at R29.28 per share to increase my holding to 100 ordinary shares.

OPTION C [ ] I would like to keep my odd-lot holding.

If OPTION A is chosen:

Please complete Part 2. If you do not provide bank account details, payment will be made by cheque to you which will be sent to the postal address provided above and where no postal address is given or such address is incomplete, payment will be posted to your address contained in the share register of ABIL on Friday 24 March 2006. The posting of such cheque will be at your risk.

If OPTION B is chosen:

You should enclose a cheque, banker's draft or postal order in South African Rand in favour of **"ABIL – Odd-lot Offer"** (cash is not acceptable) for the applicable amount. Your share certificate in respect of the ordinary shares for which you have subscribed will be posted, by registered post, to the address given above. Where no address is specified, the share certificate will be posted to your address as reflected in the share register of ABIL on Friday 24 March 2006.

PART 2 – To be completed by odd-lot shareholders who WISH TO SELL THEIR ODD-LOT HOLDINGS.

I would like to sell my shares. Please pay the cash owing to me for purchasing my shares into the following bank account:

	Banking details
Account holder	
Bank name	
Account number	
Bank branch	
Branch code	

NB: Please attach a copy of your most recent bank statement for verification of your bank details.

PART 3 – EMIGRANTS FROM OR NON-RESIDENTS OF THE COMMON MONETARY AREA who wish to sell their shares, must complete this section.

Name of authorised dealer	**Stamp and address of agent lodging this form (if any)**
Address	
Account number	

Notes:

1. This form is to be used by odd-lot holders who have not dematerialised their ordinary shares and who wish to sell their odd-lot holdings or subscribe for additional ordinary shares or retain their odd-lot holdings, in terms of the odd-lot offer and who are registered as such at the close of business on Friday 24 March 2006.
2. Odd-lot holders who have not made a choice or who have chosen **OPTION A** will have payments for the proceeds of the sale of their odd-lot holdings processed in the manner set out in paragraph 2.7.10 of the odd-lot offer document, on or about Monday 27 March 2006, or within five business days after they have submitted their claim, whichever is the later.
3. Odd-lot holders who have chosen **OPTION B** will have new share certificates posted, at the risk of such odd-lot holders, by registered post, on or about Monday 27 March 2006.
4. If this form of election and surrender is signed under a power of attorney, then such power of attorney, or a notarially certified copy thereof, must be sent with this form of election and surrender for noting (unless it has already been noted by ABIL or Ultra Registrars).
5. Where the odd-lot holder is a company or a close corporation, unless it has already been registered with ABIL or Ultra Registrars, a certified copy of the directors' or members' resolution authorising the signing of this form of election and surrender must be submitted if so requested by ABIL.
6. Note 5 above does not apply in the event of this form of election and surrender bearing the stamp of a broking member of the JSE.
7. Where there are joint holders of any ordinary shares, only that holder whose name appears first in the register in respect of such shares need sign this form of election and surrender.
8. No receipts will be issued for documents lodged, unless specifically requested. In compliance with the requirements of the JSE, lodging agents are required to prepare special transaction receipts.
9. The directors of ABIL reserve the right to accept or reject any form of election and surrender where the odd-lot holder has not completed all the required information or has not delivered all the required documents to Ultra Registrars.

interim results

for the six months ended 31 March 2006


AFRICAN
BANK

Profile

African Bank Investments Limited ("ABIL"), is a publicly quoted bank-controlling company listed on the JSE Limited.

ABIL's purpose is to provide its clients with unsecured credit that is affordable, responsible and convenient.

We do this by unlocking access to credit through risk innovation, growing successful initiatives to market dominance and driving down the cost of credit.

The main focus of the group is to underwrite unsecured credit risk through the provision of personal loans to the formally employed emerging market. ABIL was founded on the development of this market, and has to date built a business of critical mass (1,4 million active loans) with a broad distribution base predicated on reliable credit scoring models and efficient collection methods.

ABIL acknowledges that the market in which it operates will inevitably enter new phases, fuelled by new competitive entrants, and therefore ABIL's early mover advantage will be challenged. ABIL believes that it will sustain its position of market leadership if it is able to provide the right choices to clients in respect of levels of service and competitive pricing, as well as flexible and innovative product offerings.

In addition, ABIL recognises that the provision of credit has a delicate balance in terms of its impact on society. In the past, a large portion of our society has survived on a wage and cash-based existence without access to credit. ABIL believes that the responsible provision of credit allows people to:

- harness and leverage today's ideas and energy, and to make repayments out of the future results of these actions;
- manage short-term unpredictable and variable expenditures against steady income streams; and
- make realistic lifestyle investments and improvements and repay these out of future income streams.

However, we also recognise that pushed too far, this can create a future burden of overindebtedness that outweighs the benefit and utility that the initial credit provides.

Key to our lending process is the assessment of an individual's creditworthiness and our capability to price our products for the cost of doing business (operating expenses) and the risk of doing business (bad debts) in order to earn a return on assets which, geared through an appropriate capital structure, will achieve our targeted returns on equity for the providers of capital to this business. Key to our sustainability is the balance between optimising the returns to shareholders and the need to improve access to and reduce the cost of credit for our clients. This we strive to do by being a leader in the continued development of the credit market, through improved price segmentation, product innovation and simplification, together with improved operating efficiency that enables the group to drive down the cost of credit and provide its clients with the best product for their needs.

Complementary to this, is our commitment to a set of transparent values and ethics in the pursuit of our objectives and which respects the rights of our clients and the choices they make when dealing with the organisation.

Financial features

Headline earnings per share up 15%



250
200
150
100
50
0
Cents
67,2
45,2
72,8
92,4
115,7
60,9
59,2
67,6
69,2
87,5
100,3
01
02
03
04
05
06
H1
H2

Dividends per share of 80 cents



250
200
150
100
50
0
Cents
100
33
100
70
57
31
10 15
12 18
25
35
52
80
01
02
03
04
05
06
H1
H2
Special dividends per share

Return on assets of 12,7%



14
12
10
8
6
4
2
0
%
8,9
10,6
11,6
13,0
12,7
02
03
04
05
H1 06

Return on equity of 49,1%



60
50
40
30
20
10
0
%
23,2
25,9
31,3
39,7
49,1
02
03
04
05
H1 06

Economic profit of R348 million



700
600
500
400
300
200
100
0
R million
133
249
367
127
148
235
348
03
04
05
06
H1
H2

Contents

Financial highlights

		% change from Mar 2005	Unaudited 6 months ended 31 Mar 2006	IFRS restated 6 months ended 31 Mar 2005	IFRS restated 12 months ended 30 Sep 2005
Key shareholder ratios					
Headline earnings	R million	20,9	**498**	412	956
Headline earnings per share	cents	14,6	**100,3**	87,5	203,2
Fully diluted headline earnings per share	cents	20,7	**100,2**	83,0	202,4
Attributable earnings	R million	30,1	**536**	412	943
Attributable earnings per share	cents	23,3	**107,9**	87,5	200,4
Fully diluted attributable earnings per share	cents	29,9	**107,8**	83,0	199,6
Number of shares in issue (net of treasury shares)	million		**497**	467	495
Weighted number of shares	million		**497**	471	471
Fully diluted number of shares	million		**497**	496	472
Economic profit	R million	48,3	**348**	235	602
Net asset value per share	cents	(20,1)	**406,4**	508,7	428,6
Ordinary dividends per share					
Interim – declared	cents		**80**	52	52
Final	cents		**0**	0	70
Total ordinary dividends	cents		**80**	52	122
Special dividends	cents		**0**	70	100
Total ordinary and special dividends	cents		**80**	122	222
Dividend cover (ordinary dividends versus attributable earnings)	times		**1,3**	1,7	1,6
Performance ratios (per RoE model)					
Total income yield on average advances	%		**54,8**	52,2	54,6
Bad debt expense to average advances	%		**8,7**	8,3	7,9
Bad debt expense to interest income	%		**19,7**	19,3	17,7
Cost-to-income	%		**30,6**	29,9	28,1
Cost-to-advances	%		**16,8**	15,6	15,4
All-in tax rate	%		**39,2**	41,6	41,4
Return on assets	%		**12,7**	11,3	13,0
Return on equity	%		**49,1**	33,7	39,7
Asset and credit quality ratios					
Gross advances	R million	15,8	**7 002**	6 045	6 454
Average gross advances	R million	11,6	**6 899**	6 180	6 192
Total NPLs	R million	(0,6)	**1 795**	1 806	1 642
Total impairment provisions (including insurance reserves)	R million	(2,9)	**1 249**	1 286	1 117
NPLs as a % of gross advances	%		**25,6**	29,9	25,4
Total impairment provisions as a % of gross advances	%		**17,8**	21,3	17,3
NPL coverage	%		**69,6**	71,2	68,0
Bad debt write-offs to average gross advances	%		**8,1**	22,5	19,7
Capital ratios					
African Bank capital adequacy	%		**31,3**	34,7	32,9
ABIL group capital adequacy	%		**36,1**	41,2	36,2
Cost of funds					
Average cost of funds	%		**10,2**	12,3	12,2

Operational features

- Sales grew 26% to R3,2 billion (H1 2005: R2,5 billion), resulting in a 25% increase in the lending books to R6,4 billion (H1 2005: R5,1 billion)
- Price reduction strategies have driven higher volumes, resulting in total revenue growing by 17%
- Bad debt charge increased by 18% to R301 million (H1 2005: R255 million), in line with revenue growth
- Non-performing loans steady at R1,8 billion
- Operating costs increased by R95 million to R578 million (H1 2005: R483 million), including an R88 million charge for IFRS 2: Share-based payments
- Funding costs reduced to 10,2% (H1 2005: 12,3%) due to the refinancing of debt at lower current interest rates

Update on financial objectives

Objectives for 2006

Objective	Target for 2006	Current period actual	Revised target for 2006
Sales growth	15% – 20%	26%	18% – 22%
Lending book growth	10% – 15%	25%	18% – 22%
Ordinary dividend cover	1,5 – 2,0 times	1,3	1,25 – 1,5 times
Cost-to-advances*	17%	16,8%	16%
Bad debt to interest income	20%	19,7%	20%

** Cost-to-advances for the current period and the revised forecast are based on average gross advances as the denominator and includes the charges under IFRS 2. The previous 17% target used average gross interest-bearing advances as the denominator and did not include any IFRS 2 charge.*

Medium-term objectives

Objective	Medium-term hurdle	Current period actual
Economic profit growth	Consumer price inflation (CPI) plus 15%	48,3%
RoE	30%	49,1%
RoA	10%	12,7%
Capital adequacy optimised	Minimise surplus capital as per capital model	R99 million surplus capital

Accounting and reporting changes

The group has effected the transition to International Financial Reporting Standards (IFRS) during the current reporting period, and this together with various other business and reporting changes, has had an impact on the comparability of these results in relation to previous reporting periods. In order to facilitate an understanding of the effect of these, the following section sets out various changes and the impact on the historic and current results.

Transition to IFRS

In order to achieve a smooth and consistent adoption of IFRS by companies, IFRS 1 sets out the requirements for transition to IFRS. The general principle of IFRS 1 requires full retrospective application of the IFRS applicable at 30 September 2006, to the opening balance sheet at 1 October 2004, unless various elections under IFRS 1 are selected. Certain elections allow the applicable IFRS to be applied *retrospectively*, ie restated back to 1 October 2004, or *prospectively*, ie implemented from the start of the current year (1 October 2005) with an adjustment to opening reserves.

The group has worked through all the changes from SA GAAP to IFRS, and overall, the impact of the changes on ABIL is not material. There are broadly three areas of IFRS that impact on the income statement and balance sheet of the group.

1. IFRS 2: Share-based payments. The group has adopted IFRS 2 for options, converted options and new long-term incentive plans (LTIPs), *retrospectively*. This results in a charge for the granting of options, matched to the service life and the creation of a liability for the converted options and new LTIPs.
2. IAS 18: Revenue recognition. Administration fees charged on the origination of loans are required to be deferred and amortised over the life of the loan. This statement was applied *prospectively*, and accordingly the deferred revenue reserve was increased by R81 million on 1 October 2005 with a debit to opening reserves.
3. IAS 39: Impairment provisions. The discount rate used for assessing the present value of expected cash flows has to be increased to the original effective rate with no adjustment for credit spreads. This statement was applied *prospectively*, and resulted in an R82 million increase in impairment provisions as at 1 October 2005.

Overall the impact of the changes was a decrease in the net attributable income for the six months to 31 March 2005 of R12 million, and an increase in the net attributable income for the 12 months to 30 September 2005 of R2 million. In addition, the impact of the retrospective adjustments decreased net asset value (NAV) by R89 million on 30 September 2005 from R2 211 million to R2 122 million and the prospective adjustments resulted in a further decrease in NAV on 1 October 2005 of R115 million to R2 007 million.

The net impact of the IFRS changes is primarily a more conservative accounting treatment for the recognition of income and setting of impairment provisions, as well as reflecting the economic cost of equity incentive schemes in the income statement, in the period to which they relate.

None of the changes impact on the underlying cash flows, nor do they change the economic drivers of the business. In addition, these changes will not have a material effect on the targeted capital of the group, nor its stated dividend policy.

A full description of the impact of IFRS changes in the financial statements for 2005 appears at the end of this report.

Impact of IFRS on current results

The most significant impact from the implementation of IFRS on the results for the current six months has been the income statement charge under IFRS 2: Share-based payments. Included in operating expenses is a charge of R7 million relating to the expensing of options previously granted and an R81 million charge for the adjustment to the fair market value of the accrued liability for the options converted into a cash-settled alternative instrument. Both these amounts relate to the option scheme, which has been discontinued and replaced with the LTIP scheme, and is disproportionately higher than the expected charge in future years. Due to the methodology set out in IFRS 2 for option conversions, the charge relating to these items in the second half of the year is expected to be approximately an additional R80 million at the current ABIL share price, and thereafter the charge in 2007 and beyond will largely normalise to that of the new LTIP scheme. In previous years, the comparative charge for the settlement cost of options being exercised, was taken directly to reserves (disclosed as losses from the ABIL Employee Share Trust).

IFRS effect on previously published results

The net effect to date of the implementation of IFRS on previously reported numbers has been as follows:

Reconciliation of changes in attributable income

R million	Attributable earnings For the 12 months to 30 Sep 2005	Attributable earnings For the 6 months to 31 Mar 2005
As previously reported	941	424
Adjustments for:		
Reversal of 2005 LTIP accrual – SA GAAP	36	
Charge for options – IFRS 2	(35)	(12)
Charge for cash-settled equity incentive instrument – IFRS 2	1	
As reported under IFRS	943	412

Note: The above adjustments are shown on an after-tax basis.

Reconciliation of changes to net asset value

	Ordinary shares				
R million	Share capital and premium	Retained income	IFRS 2 reserve	Treasury shares and share trust	Total
Balance at 1 October 2004 as previously reported	11	2 684	0	(55)	2 640
Charge for options – IFRS 2		(14)	14		0
Balance at 1 October 2004 as reported under IFRS	11	2 670	14	(55)	2 640
Balance at 31 March 2005 as previously reported	11	2 541	0	(178)	2 374
Charge for options – IFRS 2		(26)	26		0
Balance at 31 March 2005 as reported under IFRS	11	2 515	26	(178)	2 374
Balance at 30 September 2005 as previously reported	12	2 264	0	(65)	2 211
Reversal of 2005 LTIP accrual – SA GAAP		36			36
Charge for options – IFRS 2		(49)	49		0
Charge for cash-settled equity instruments – IFRS 2		1	(126)		(125)
Balance at 30 September 2005 as reported under IFRS	12	2 252	(77)	(65)	2 122
Prospective adjustments – 1 October 2005					
Revenue recognition – IAS 18		(57)			(57)
Credit impairments – IAS 39		(58)			(58)
Balance at 1 October 2005 as reported under IFRS	12	2 137	(77)	(65)	2 007

Operational and business issues

Sale of Commercial Vehicle Finance (CVF)

ABIL announced the sale of the CVF business towards the end of the 2005 financial year, subject to various regulatory approvals. These have all since been completed and the sale was implemented on 1 March 2006. The current results include an R18 million headline earnings contribution for five months to February 2006 and a capital profit from the sale of the business of R45 million less capital gains tax of R7 million. The balance sheet as at 31 March 2006 reflects the reduction of the sold advances book of approximately R254 million, which has impacted on advances growth for the period.

ABIL's black empowerment programme

ABIL issued 21,2 million new shares in August 2005 as part of its black empowerment programme, which caused earnings per share and headline earnings per share to be diluted by the higher number of shares in issue by approximately 4,5% during the current period.

ABIL has elected not to account for this transaction under IFRS 2 as the implementation date of a new interpretation, IFRIC 8 – Scope of IFRS 2, which scopes such transactions into IFRS 2, is only effective for financial periods beginning on or after 1 May 2006.

Changes to credit life premiums

In August 2005, the group implemented a wide ranging repricing and restructuring of products. Part of this entailed the change in the credit life premiums on loans granted from a single upfront premium capitalised into the loan to a monthly premium collected with the instalment.

Previously, of the total premium received by Stangen, a portion was transferred to the actuarial life fund reserves and the balance recognised as income, resulting in a larger portion of the premium being recognised upfront. Under the new method, the premiums are received monthly, and under actuarial methods, an actuarial life fund asset would be created for a portion of the future contracted premiums not yet received, which would be recognised as income. The group does not believe it is appropriate to create intangible assets out of the early recognition of income, and thus the actuarial reserve will be maintained so that it does not fall below zero.

Therefore premiums will be recognised as income when received, and claims paid when they occur, similar to the accrual of income of the advances book. As a result of the transition, premiums received (on a monthly basis) fell significantly in September 2005, and then began to build up as the portfolio of new loans, on which monthly premiums are charged, increases. Conversely the actuarial life fund reserve created out of previously charged single premiums will decline until it reaches zero.

The impact of these changes in the current period has been a decrease in credit life premiums received, partially offset by the decrease in actuarial life fund reserves, resulting in a decrease of assurance income for the six months to March 2006. The new monthly premiums will, over time, normalise to an income stream closely correlated to the advances book, rather than the previous correlation to sales.

Reporting changes

Changes to the calculation of vintages

ABIL has adopted a modified definition for its vintage graphs during this period. The vintage measurement methodology was changed from one that considered only the capital at risk for the NPL population over the original principal debt (OPD), to a revised methodology that considers the expected future cash flow at risk for the NPL population over the total expected receivable. In essence, the new method measures the proportion of the total expected cash receivable (capital and interest) for each month's loans written that is at risk.

Due to the wide range of interest rates now charged on the products the group sells, this methodology is regarded as a more appropriate assessment of the risk, as it also captures the portion of future income that is at risk of default and not just the capital disbursed. In addition, for loans that default late in their repayment cycle, the total repayable at risk is lower than those that default earlier, and the revised method is more accurate in reflecting the amount of risk remaining, depending on when in the loan cycle the default occurs.

The revised methodology has not changed the underlying trends in the vintages, but has had the effect of lowering the vintages in general, as the denominator has become much larger. The difference between the methodologies is depicted in the asset quality discussion on page 31.

Changes to the ratio analysis and RoE/RoA model

ABIL announced at the end of its previous financial year that it will in future discontinue the adjustment for non-interest-bearing advances for purposes of various ratios in the RoA/RoE model. This is due to the fact that while this adjustment was material during the period of the post-Saambou acquisition and allowed for a more stable ratio trend, the level of non-interest-bearing advances has now fallen to normalised levels and the adjustment is no longer warranted. As at March 2006, the non-interest-bearing advances had fallen to approximately 8% of the advances portfolio from its highs of about 22%. The following graph depicts this trend.


Advances
8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
R million
Saambou acquisition
4 863
7 167
5 646
4 899
5 136
5 100
5 249
5 926
6 446
1 016
1 415
1 135
1 029
796
528
556
H1 02
H2 02
H1 03
H2 03
H1 04
H2 04
H1 05
H2 05
H1 06
Non-interest-bearing
Interest-bearing

The group has now reverted to using the average gross advances as the denominator in the model, which results in a decrease in various ratios, with a corresponding adjustment to the ratio of advances to total assets. The return on assets and equity remains unchanged.

The following tables set out the differences between historically published ratios and the restated equivalents using average gross advances.

RoE model

Historically published ratios (adjusted for IFRS) using interest-bearing advances as denominator

Period ending	September 2005	March 2005	September 2004	March 2004
Interest/Advances (%)	51,7	51,0	49,4	48,2
Assurance/Advances (%)	6,7	6,7	5,9	5,5
Other income/Advances (%)	5,7	4,5	5,8	5,7
Total income yield (%)	64,0	62,2	61,1	59,5
Bad debts/Advances (%)	(8,4)	(9,8)	(9,7)	(9,3)
Opex/Advances (%)	(16,9)	(18,6)	(17,2)	(19,9)
Financing costs/Advances (%)	(6,3)	(6,6)	(6,6)	(6,5)
Tax/Advances (%)	(13,5)	(11,3)	(10,7)	(11,1)
Other/Advances (%)	0,5	0,0	0,1	0,2
Total charges against income (%)	(44,6)	(46,3)	(44,0)	(46,6)
Return on advances (%)	**19,4**	**15,9**	**17,1**	**12,8**
Advances as % of assets	75,7	71,1	74,3	82,0
Return on assets (RoA) (%)	**14,7**	**11,3**	**12,7**	**10,5**
Total assets/Equity (times)	3,1	3,0	2,8	2,6
Return on equity (RoE) (%)	**46,1**	**33,7**	**35,1**	**27,4**

Restated ratios (adjusted for IFRS) using total advances as denominator

	March 2006	September 2005	March 2005	September 2004	March 2004
Interest/Advances (%)	**44,2**	46,0	42,8	40,8	38,8
Assurance/Advances (%)	**4,8**	5,9	5,6	4,9	4,5
Other income/Advances (%)	**5,7**	5,1	3,8	4,8	4,6
Total income yield (%)	**54,8**	57,0	52,2	50,5	47,9
Bad debts/Advances (%)	**(8,7)**	(7,5)	(8,3)	(8,0)	(7,5)
Opex/Advances (%)	**(16,8)**	(15,1)	(15,6)	(14,2)	(16,0)
Financing costs/Advances (%)	**(5,6)**	(5,6)	(5,5)	(5,5)	(5,2)
Tax/Advances (%)	**(10,0)**	(12,0)	(9,5)	(8,8)	(9,0)
Other/Advances (%)	**0,2**	0,5	0,0	0,0	0,1
Total charges against income (%)	**(40,9)**	(39,7)	(38,9)	(36,5)	(37,6)
Return on advances (%)	**13,9**	**17,3**	**13,3**	**14,1**	**10,3**
Advances as % of assets	**91,4**	85,0	84,7	89,9	101,9
Return on assets (RoA) (%)	**12,7**	**14,7**	**11,3**	**12,7**	**10,5**
Total assets/Equity (times)	**3,9**	3,1	3,0	2,8	2,6
Return on equity (RoE) (%)	**49,1**	**46,1**	**33,7**	**35,1**	**27,4**

Overview

A continued high level of consumer confidence in the market, coupled with a positive response from clients to the group's new pricing models and sales initiatives rolled out over the last year, created favourable conditions for the group to deliver its operating performance over the interim period. Headline earnings increased by 21% to R498 million (H1 2005: R412 million), while the dilution effect of the group's BEE programme resulted in headline earnings per share increasing by 15% to 100,3 cents per share (H1 2005: 87,5 cents).

Dividends per share of 80 cents have been declared, relative to 52 cents for H1 2005. Return on assets was 12,7% (H1 2005: 11,3%) and return on equity 49,1% (H1 2005: 33,7%), aided by increased capital gearing from 3,0 to 3,9 times. The group generated economic profit of R348 million, a 48% increase over the prior period.

ABIL communicated its intention to move towards a growth and innovation orientation during 2005. It initiated and implemented various growth strategies during the course of the previous financial year, which included the repositioning of the group's distribution footprint, the integration and streamlining of different businesses within the group to reduce costs, and the roll-out of an entire new pricing suite in August 2005. The latter was designed to more accurately price our products by risk segment, reducing price cross-subsidisation and thereby bringing down the cost of credit for lower risk clients. The results of the new pricing strategies have started to reflect during the current reporting period.

Operational performance

The major drivers of the results for the six months to 31 March 2006 were:

- **Sales** – Turnover increased by 26% over the prior period, leading to a 25% growth in the lending books. (Refer pages 21 and 24.)
- **Yields** – The overall yield on advances at 54,8%, while higher than the 52,2% in March 2005, has started reducing from the 57,0% for the six months to September 2005, as a result of the roll-out of the lower-priced products. The group's anticipated sales volume increase as a result of the price reductions has been exceeded and this has given further impetus to the group to continue to drive down the price of its products. (Refer page 25.)
- **Bad debts** – The charge for bad debt increased by R46 million to R301 million or 8,7% of advances (H1 2005: 8,3%) on the back of the gradual opening up of risk and a larger advances book. NPL coverage was 69,6%, up from September 2005 (68,0%) due to IFRS changes to impairment provisions. Write-offs of R279 million were significantly lower than the R694 million for H1 2005. (Refer pages 26 and 28.)
- **Operating costs** – Expenditure increased by 20% to R578 million (H1 2005: R483 million). This included an R88 million first time charge under IFRS 2 for staff incentive schemes. The remaining expenditure base of R490 million was largely flat on a comparable basis. (Refer page 27.)

The above drivers combined to produce a 19% increase in net income from operations from R705 million to R836 million.

- **Sale of Commercial Vehicle Finance division.** A R45 million profit less a R7 million charge for capital gains tax was realised from the previously announced sale of the CVF division.
- **Taxation** – The all-in tax rate was lower at 39,2% (H1 2005: 41,6%). In addition to the standard corporate tax rate of 29%, the group paid R65 million in STC on dividends (H1 2005: R66 million) and R28 million in indirect taxes (H1 2005: R25 million).

Capital and dividends

The ABIL board declared an interim ordinary dividend of 80 cents per share. This ordinary dividend is covered 1,3 times by attributable earnings. The group also declared a preference share dividend of 361 cents.

Looking ahead

Over the last few reporting periods, the group has been preparing for an increasingly regulated and competitive industry.

The group remains committed to its vision of unlocking access to credit through risk innovation while driving down the cost of credit for its clients. There are three major thrusts to achieve the group's growth strategy:

- To increase the customer base by both attracting new clients to the group and improving the retention of existing clients.
- Improving the distribution footprint, product design and functionality in order to provide better client service and utility of our products.
- Further refining the segmental pricing model as well as driving down overall prices in order to make the business more competitive and increase the demand for and affordability of unsecured credit.

The group will be focusing on the following for the remainder of the 2006 financial year:

- To continue to test the relationship between price, volume and risk inherent in our business model. Using the risk-based pricing model, the group believes that it can responsibly grow credit extension by implementing appropriate changes in pricing and measuring the rate at which incremental volume (and therefore cost absorption) benefits exceed incremental risk increases. In addition, the continued reduction in price cross-subsidisation should further entrench the group's market leadership.
- Innovating new products, notably the credit card initiative.
- Being ready to adopt the National Credit Act ahead of its implementation, in order to minimise business and client disruption.

Due to the strong sales environment and the benefits of the price reduction strategies, the group has increased its targeted sales growth range for 2006 from the 15% – 20% previously stated range, to 18% – 22%. In addition, the targeted lending book growth of 10% – 15% has been increased to 18% – 22%.

ABIL is confident that it will achieve its stated financial objectives for the 2006 financial year, but more importantly, will use the high return on equity the group is currently achieving to strengthen the competitive position and growth prospects of the group for subsequent financial periods through further risk discovery and price reductions on its products.

Group income statement

FOR THE SIX MONTHS ENDED 31 MARCH 2006

R million		Unaudited 6 months to 31 Mar 2006	% change	IFRS restated 6 months to 31 Mar 2005	IFRS restated 12 months to 30 Sep 2005
Revenue					
Interest income on advances		**1 526**	15	1 324	2 752
Net assurance income		**166**	(4)	173	357
Non-interest income		**198**	69	117	274
Total revenue		**1 890**	17	1 614	3 383
Charge for bad and doubtful advances		**(301)**	(18)	(255)	(488)
Risk-adjusted revenue		**1 589**	17	1 359	2 895
Other interest income		**52**	(40)	87	156
Interest expense		**(227)**	12	(258)	(492)
Operating costs		**(578)**	(20)	(483)	(951)
Net income from operations		**836**	19	705	1 608
Profit on sale of Commercial Vehicle Finance division		**45**		0	0
Share of associate company's income		**0**		0	1
Net income before taxation		**881**	25	705	1 609
Indirect taxation: VAT and RSC		**(28)**	(12)	(25)	(50)
Direct taxation: STC		**(65)**	2	(66)	(140)
Direct taxation: SA normal		**(252)**	(25)	(202)	(476)
Net income after taxation		**536**	30	412	943
Minority interest		**0**		0	0
Attributable earnings		**536**	30	412	943
Reconciliation of headline earnings and per share statistics					
Attributable earnings		**536**	30	412	943
Adjusted for:					
Goodwill impaired		**0**		0	14
Profit on sale of Commercial Vehicle Finance division (net of tax)		**(38)**		0	0
Other capital items		**0**		0	(1)
Headline earnings		**498**	21	412	956
Number of shares in issue (net of treasury)	million	**496,8**		466,7	495,1
Weighted number of shares in issue	million	**496,5**		470,7	470,6
Fully diluted number of shares in issue	million	**497,1**		496,5	472,4
Headline earnings per share	cents	**100,3**	15	87,5	203,2
Fully diluted headline earnings per share	cents	**100,2**	21	83,0	202,4
Attributable earnings per share	cents	**107,9**	23	87,5	200,4
Fully diluted attributable earnings per share	cents	**107,8**	30	83,0	199,6
Declared dividends per ordinary share					
Ordinary dividends per share	cents				
Interim – declared	cents	**80**	54	52	52
Final	cents	**0**		0	70
Total ordinary dividends	cents	**80**		52	122
Special	cents	**0**		70	100
Total ordinary and special dividends	cents	**80**		122	222

Group balance sheet

AS AT 31 MARCH 2006

R million	Unaudited 31 Mar 2006	% change	IFRS restated 31 Mar 2005	% change	IFRS restated 30 Sep 2005
Assets					
Fixed assets	**103**	(17)	124	11	112
Investment in associate	**0**	(100)	10	(9)	11
Policyholders' investments	**65**	8	60	(5)	63
Goodwill	**0**	(100)	14		0
Deferred tax asset	**127**	429	24	(74)	93
Net advances	**5 572**	18	4 728	(10)	5 282
Gross advances	**7 002**	16	6 045	(6)	6 454
Deferred administration fees	**(181)**	484	(31)	(44)	(55)
Impairment provisions	**(1 249)**	(3)	(1 286)	15	(1 117)
Other assets	**32**	(68)	100	59	63
Taxation	**14**	180	5	(76)	21
Statutory assets – bank and insurance	**489**	(5)	514	(1)	517
Short-term deposits and cash	**1 311**	(8)	1 421	24	1 147
Total assets	**7 713**	10	7 000	(4)	7 309
Liabilities and equity					
Life fund reserve	**96**	10	87	(8)	95
Subordinated debentures	**199**	2	195	(1)	197
Long-term loans and bonds	**3 423**	20	2 843	(12)	3 245
Short-term money market funding	**1 025**	53	671	4	644
Other liabilities	**440**	82	242	(43)	426
Taxation	**28**	(73)	105	21	87
Total liabilities	**5 211**	26	4 143	(12)	4 694
Ordinary shareholders' equity	**2 019**	(15)	2 374	12	2 122
Preference shareholders' equity	**483**	0	483	0	483
Minority shareholders' interest	**0**		0	(100)	10
Total equity (capital and reserves)	**2 502**	(12)	2 857	9	2 615
Total liabilities and equity	**7 713**	10	7 000	(4)	7 309

Group statement of changes in equity

FOR THE SIX MONTHS ENDED 31 MARCH 2006

R million	Ordinary shares					Preference share capital and premium	Total
	Share capital and premium	Distri-butable reserves	IFRS 2 reserve	Treasury shares	Total		
Balance at 30 September 2004 (IFRS restated)	11	2 670	14	(55)	2 640	0	2 640
Issue of shares	0	0	0	0	0	500	500
Share issue expenses	0	0	0	0	0	(17)	(17)
Dividends paid	0	(525)	0	0	(525)	0	(525)
Shares purchased into the ABIL Employee Share Trust *less* shares issued to employees (cost)	0	0	0	(100)	(100)	0	(100)
Loss incurred on group employees acquiring ABIL Share Trust shares *less* dividends received	0	(43)	0	0	(43)	0	(43)
Treasury shares acquired by subsidiary *less* dividends received	0	1	0	(23)	(22)	0	(22)
Attributable earnings	0	424	0	0	424	0	424
IFRS 2 adjustments (employee share options)	0	(12)	12	0	0	0	0
Balance at 31 March 2005 (IFRS restated)	11	2 515	26	(178)	2 374	483	2 857
Issue of shares	1	0	0	0	1	0	1
Share issue expenses	0	0	0	0	0	0	0
Dividends paid	0	(582)	0	0	(582)	(8)	(590)
Shares purchased into the ABIL Employee Share Trust *less* shares issued to employees (cost)	0	0	0	113	113	0	113
Loss incurred on group employees acquiring ABIL Share Trust shares *less* dividends received	0	(205)	0	0	(205)	0	(205)
Treasury shares acquired by subsidiary less dividends received	0	1	0	0	1	0	1
Attributable earnings	0	509	0	0	509	8	517
IFRS 2 adjustment (SA GAAP accrual reversal)	0	36	0	0	36	0	36
IFRS 2 adjustments (employee share options)	0	(22)	(103)	0	(125)	0	(125)
Balance at 30 September 2005 (IFRS restated)	12	2 252	(77)	(65)	2 122	483	2 605

R million	Ordinary shares: Share capital and premium	Distri-butable reserves	IFRS 2 reserve	Treasury shares	Total	Preference share capital and premium	Total
Balance at 30 September 2005 (IFRS restated)	**12**	**2 252**	**(77)**	**(65)**	**2 122**	**483**	**2 605**
IFRS (IAS 18) adjustments to current year opening distributable reserves (administration fees)	**0**	**(57)**	**0**	**0**	**(57)**	**0**	**(57)**
IFRS (IAS 39) adjustments to current year opening distributable reserves (impairments)	**0**	**(58)**	**0**	**0**	**(58)**	**0**	**(58)**
Cancellation of shares as a result of odd-lot offer	**0**	**(14)**	**0**	**0**	**(14)**	**0**	**(14)**
Dividends paid	**0**	**(498)**	**0**	**0**	**(498)**	**(18)**	**(516)**
Movement in treasury shares and losses incurred in the ABIL Employee Share Trust	**0**	**(15)**	**0**	**39**	**24**	**0**	**24**
IFRS 2 reserve transactions (employee share options)	**0**	**0**	**(18)**	**0**	**(18)**	**0**	**(18)**
Attributable earnings	**0**	**518**	**0**	**0**	**518**	**18**	**536**
Balance at 31 March 2006 (unaudited)	**12**	**2 128**	**(95)**	**(26)**	**2 019**	**483**	**2 502**

Notes		**31 Mar 2006**	**30 Sep 2005**	**31 Mar 2005**
1. Treasury shares				
Treasury shares at cost	R million	**26**	65	178
Number of shares held	million	**1,1**	3,3	10,5
Average cost per share	rand	**24,16**	19,76	16,99

	Total	**Weighted**	**Diluted**
2. Number of ordinary shares			
Number of shares in issue	498 367 686	498 367 686	498 367 686
Shares cancelled (net) as a result of odd-lot offer	(456 379)	(5 016)	(5 016)
Treasury shares on hand	(1 075 951)	(1 825 062)	(1 825 062)
Dilution as a result of outstanding options	0	0	538 758
	496 835 356	496 537 608	497 076 366

Group cash flow statement

FOR THE SIX MONTHS ENDED 31 MARCH 2006

R million	Unaudited 6 months to 31 Mar 2006	Unaudited 6 months to 31 Mar 2005	Audited 12 months to 30 Sep 2005
Cash generated from operations	**1 246**	1 105	2 382
Increase in gross advances	**(1 086)**	(610)	(1 367)
Decrease in working capital	**3**	159	274
Indirect and direct taxation paid	**(364)**	(369)	(800)
Ordinary shareholders' payments and transactions	**(498)**	(548)	(1 127)
Preference shareholders' payments and transactions	**(18)**	483	475
Cash inflow/(outflow) from ABIL Employee Share Trust transactions	**15**	(143)	(235)
Cash inflow/(outflow) from investing activities	**212**	(39)	(208)
Cash inflow/(outflow) from financing activities	**561**	(552)	(175)
Increase/(decrease) in cash and cash equivalents	**71**	(514)	(781)
Cash and cash equivalents at the beginning of the year	**1 390**	2 171	2 171
Cash and cash equivalents at the end of the year	**1 461**	1 657	1 390
Made up as follows:			
Short-term deposits and cash	**1 311**	1 421	1 147
Statutory assets – bank and insurance	**150**	236	243
	1 461	1 657	1 390

The group increased cash generated by 13% to R1 246 million, of which R1 086 million (H1 2005: R610 million) was utilised to grow advances.

In addition to the R150 million cash included in statutory assets – bank and insurance, the group has built up cash reserves of R1 311 million as at 31 March 2006, in anticipation of the R794 million redemption of the ABL2 bond. The total statutory assets of R489 million on the balance sheet include the liquid assets required by the Banks Act, as well as the prudential asset spread requirements of the Long-term Insurance Act.

Business unit analysis

	Average gross advances	Total revenue		Bad debt charge		Operating expenditure			Headline earnings
	R million	R million	% of advances	R million	% of advances	R million	% of advances	Cost to income %	R million
Six months ended 31 March 2006 Continuing businesses	**6 887**	**1 893**	**55,0**	**308**	**8,9**	**483**	**14,0**	**25,5**	**631**
African Bank (including Credit Indemnity)	**5 628**	**1 542**	**54,8**	**230**	**8,2**	**420**	**14,9**	**27,2**	**498**
Miners Credit	**663**	**203**	**61,2**	**53**	**16,0**	**34**	**10,3**	**16,7**	**78**
Standard Bank JV	**380**	**114**	**60,0**	**25**	**13,2**	**25**	**13,2**	**21,9**	**37**
Commercial Vehicle Finance	**216**	**34**	**31,5**	**0**	**0,0**	**4**	**3,7**	**11,8**	**18**
Discontinued businesses	**12**	**(3)**	**(50,0)**	**(7)**	**(116,7)**	**1**	**16,7**	**(33,3)**	**1**
Group and consolidation						**6**			**(4)**
IFRS 2 charge (share-based incentives)						**88**			**(65)**
STC									**(65)**
Total	**6 899**	**1 890**	**54,8**	**301**	**8,7**	**578**	**16,8**	**30,6**	**498**
Six months ended 31 March 2005 Continuing businesses	6 038	1 645	54,5	255	8,4	456	15,1	27,7	525
African Bank (including Credit Indemnity)	5 109	1 357	53,1	195	7,6	385	15,1	28,4	436
Miners Credit	424	155	73,1	35	16,5	44	20,8	28,4	45
Standard Bank JV	290	97	66,9	24	16,6	23	15,9	23,7	27
Commercial Vehicle Finance	215	36	33,5	1	0,9	4	3,7	11,1	17
Discontinued businesses	142	(31)	(43,7)	0	0,0	8	11,3	(25,8)	(28)
Group and consolidation						7			(7)
IFRS 2 charge (share-based incentives)						12			(12)
STC									(66)
Total	6 180	1 614	52,2	255	8,3	483	15,6	29,9	412

This is the last set of results where ABIL will disclose business units separately. Credit Indemnity has already been integrated into African Bank, and by year-end, Miners Credit will also have been integrated. In addition, CVF has been sold and the discontinued businesses have become immaterial.

Return on assets and return on equity model

R million	Notes	6 months to 31 March 2006	6 months to 30 September 2005	6 months to 31 March 2005
Interest income on advances		1 526	1 428	1 324
Net assurance income		166	184	173
Non-interest income		198	157	117
Total income		**1 890**	**1 769**	**1 614**
Charge for credit losses		(301)	(233)	(255)
Operating expenses		(578)	(468)	(483)
Net financing costs (including preference share dividends)	1	(193)	(173)	(171)
Taxation (including indirect taxation and STC)		(345)	(373)	(293)
Other (associates, minorities, non-headline, etc)		7	14	0
Total charges against income		**(1 410)**	**(1 233)**	**(1 202)**
Adjusted headline earnings	1	**480**	**536**	**412**
Average gross advances	2	**6 899**	**6 204**	**6 180**
Average total assets		**7 552**	**7 297**	**7 295**
Average ordinary shareholders' equity	A	**1 955**	**2 327**	**2 445**
Economic profit calculation				
Estimated cost of equity (%)	B	13,5	14,5	14,5
Adjusted headline earnings		480	536	412
Less: Cost of equity charge (A x B x n/12)		132	169	177
Economic profit		**348**	**367**	**235**
% growth (H1 06 vs H1 05)		48		

	6 months to 31 March 2006			6 months to 30 September 2005			6 months to 31 March 2005		
Interest/Advances	**44,2%**			46,0%			42,8%		
Assurance/Advances	**4,8%**			5,9%			5,6%		
Other income/Advances	**5,7%**			5,1%			3,8%		
Total income yield	**54,8%**			57,0%			52,2%		
Bad debts/Advances	**(8,7%)**	**Bad debts/ Interest income**	**19,7%**	(7,5%)	Bad debts/ Interest income	16,3%	(8,3%)	Bad debts/ Interest income	19,3%
Opex/Advances	**(16,8%)**	**Cost/Income**	**30,6%**	(15,1%)	Cost/Income	26,5%	(15,6%)	Cost/Income	29,9%
Financing costs/Advances	**(5,6%)**			(5,6%)			(5,5%)		
Tax/Advances	**(10,0%)**	**All-in tax rate**	**39,2%**	(12,0%)	All-in tax rate	41,3%	(9,5%)	All-in tax rate	41,6%
Other/Advances	**0,2%**			0,5%			(0,0%)		
Total charges against income/Advances	**(40,9%)**			(39,7%)			(38,9%)		
Return on advances	**13,9%**			17,3%			13,3%		
Advances/Total assets		***multiplied by***	**91,4%**		*multiplied by*	85,0%		*multiplied by*	84,7%
Return on assets (RoA)		***equals***	**12,7%**		*equals*	14,7%		*equals*	11,3%
Total assets/Equity (gearing)		***multiplied by***	**3,9**		*multiplied by*	3,1		*multiplied by*	3,0
Return on equity (RoE)		***equals***	**49,1%**		*equals*	46,1%		*equals*	33,7%

Note 1: Headline earnings, as reported, are reduced by the dividends paid on preference shares to reflect the net earnings attributable to ordinary shareholders. The preference dividends are included in net financing costs.

Note 2: Non-interest-bearing advances and the provision for deferred administration fees are no longer deducted from gross advances. Comparatives have been adjusted to allow meaningful comparisons.

Statement of average balances

R million	6 months to 31 March 2006			
	Closing balance	**Average balance**	**Income/ Expense**	**Rate %**
Gross advances	**7 002**	**6 899**	**1 526**	**44,2**
Interest-earning cash and other assets	**1 683**	**1 553**	**52**	**6,7**
Total interest-earning assets	**8 685**	**8 452**		
Non-interest-bearing Reserve Bank funds	**117**	**106**		
Deferred administration fees	**(181)**	**(165)**		
Impairment provisions	**(1 192)**	**(1 101)**		
Insurance reserves	**(57)**	**(94)**		
Other assets	**341**	**354**		
Total assets	**7 713**	**7 552**		
Total interest-bearing liabilities	**4 647**	**4 464**	**227**	**10,2**
Life fund reserves	**96**	**92**		
Other liabilities	**468**	**556**		
Total liabilities	**5 211**	**5 112**		
Ordinary shareholders' equity	**2 019**	**1 955**		
Preference shareholders' equity	**483**	**483**		
Minority shareholders' interest	**0**	**2**		
Total liabilities and equity	**7 713**	**7 552**		

R million	Restated 6 months to 31 March 2005			
	Closing balance	**Average balance**	**Income/ Expense**	**Rate %**
Gross advances	6 045	6 180	1 324	42,8
Interest-earning cash and other assets	1 840	2 192	87	7,9
Total interest-earning assets	7 885	8 372		
Non-interest-bearing Reserve Bank funds	95	87		
Deferred administration fees	(31)	(19)		
Impairment provisions	(1 156)	(1 379)		
Insurance reserves	(130)	(125)		
Other assets	337	359		
Total assets	**7 000**	**7 295**		
Total interest-bearing liabilities	3 709	4 203	258	12,3
Life fund reserves	87	83		
Other liabilities	347	473		
Deferred tax	0	10		
Total liabilities	4 143	4 769		
Ordinary shareholders' equity	2 374	2 445		
Preference shareholders' equity	483	81		
Minority shareholders' interest	0	0		
Total liabilities and equity	**7 000**	**7 295**		

Sales analysis

	% change	Sales value (R million)								
		H1 06			H2 05			H1 05		
	H1 06 vs H1 05	Total	3 mths to Mar 06	3 mths to Dec 05	Total	3 mths to Sep 05	3 mths to Jun 05	Total	3 mths to Mar 05	3 mths to Dec 04
African Bank										
– retail products	33	**2 391**	**1 079**	**1 312**	2 175	1 088	1 086	1 795	826	969
– payroll products	(28)	**90**	**43**	**47**	116	59	57	125	57	67
Miners Credit	20	**409**	**178**	**231**	296	149	147	342	153	189
Standard Bank JV	31	**220**	**102**	**118**	198	97	100	167	75	93
Commercial Vehicle Finance	(32)	**61**	**22**	**39**	87	45	41	89	42	47
Total	26	**3 171**	**1 424**	**1 747**	2 871	1 439	1 432	2 519	1 153	1 366

	% change	Number of loans (000)								
		H1 06			H2 05			H1 05		
	H1 06 vs H1 05	Total	3 mths to Mar 06	3 mths to Dec 05	Total	3 mths to Sep 05	3 mths to Jun 05	Total	3 mths to Mar 05	3 mths to Dec 04
African Bank										
– retail products	(9)	**412**	**188**	**224**	484	234	250	455	206	249
– payroll products	(16)	**10**	**5**	**5**	11	6	6	12	5	6
Miners Credit	(17)	**132**	**58**	**74**	123	61	63	159	71	88
Standard Bank JV	19	**43**	**20**	**23**	42	20	22	36	16	20
Commercial Vehicle Finance	(39)	**0**	**0**	**0**	1	0	0	1	0	0
Total	(10)	**597**	**271**	**326**	661	321	340	662	299	364

	% change	Average loan size (Rand)								
		H1 06			H2 05			H1 05		
	H1 06 vs H1 05	6 mths to Mar 06	3 mths to Mar 06	3 mths to Dec 05	Total	3 mths to Sep 05	3 mths to Jun 05	6 mths to Mar 05	3 mths to Mar 05	3 mths to Dec 04
African Bank										
– retail products	47	**5 803**	**5 736**	**5 859**	4 495	4 648	4 351	3 946	4 008	3 895
– payroll products	(14)	**9 345**	**8 658**	**10 077**	10 291	10 400	10 183	10 830	10 860	10 805
Miners Credit	44	**3 099**	**3 078**	**3 116**	2 402	2 457	2 349	2 151	2 156	2 148
Standard Bank JV	10	**5 061**	**5 075**	**5 050**	4 748	4 869	4 636	4 610	4 623	4 599
Commercial Vehicle Finance	13	**167 953**	**168 271**	**167 770**	157 136	159 042	155 094	149 199	150 097	148 412
Total	40	**5 307**	**5 253**	**5 353**	4 346	4 485	4 215	3 802	3 859	3 756

Sales analysis (continued)



Monthly sales history
700
650
600
550
500
450
400
350
300
250
200
150
R million
Sep 02
Dec 02
Mar 03
Jun 03
Sep 03
Dec 03
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05
Jun 05
Sep 05
Dec 05
Mar 06

Sales for the six months to 31 March 2006 increased by 26% to R3,2 billion (H1 2005: R2,5 billion).

The African Bank Retail business unit achieved the strongest growth in sales of 33% from R1,8 billion to R2,4 billion. This was primarily achieved through a combination of increased distribution and sales strategies as well as the increased volume effect of the price differentiation and reductions implemented in August 2005. The new pricing strategy had a twofold effect:

1. The decrease in pricing (particularly to the lowest risk clients, where pricing has almost halved in certain cases) has resulted in an increased loan size (up 47% from R3 946 to R5 803) as decreased instalments have allowed customers to borrow more within the affordability criteria.
2. The average term of loans has increased from 18 to 25 months, resulting in an increasing duration of the portfolio and therefore a higher increase in the growth of this advances book, which grew by 46% over the year. The corollary to this is that the number of loans sold has fallen as clients take up larger loans with longer terms, less often. In particular, with the integration of Credit Indemnity into African Bank, many clients are now taking up African Bank debit order loans in place of the previous more frequent, more expensive short-term cash loans.

It is expected that this trend will continue over the remainder of the current year, as the group implements further price differentiation and reduction strategies.



Debit order sales by risk grouping
180
160
140
120
100
80
60
40
20
0
R million
High risk
Medium risk
Low risk
March 2005
March 2006



African Bank Retail – Average loan term
Volume weighted
35
30
25
20
15
10
5
0
Average term (months)
High risk
Medium risk
Low risk
March 2005
March 2006

As a result of the new pricing strategy, there has been a shift in the weighting of sales towards the lower risk bands. As is depicted in the graph, the sales to higher risk customers have increased moderately, as tougher affordability criteria have been introduced, while sales in the medium risk and low risk bands have increased substantially. This is in line with the group's underwriting model assumptions of targeting lower yields in the low risk segments with offsetting bad debt and cost absorption benefits, as well as growth in the overall income stream.

The Standard Bank joint venture performed well, with growth of 31%, while African Bank Miners Credit grew by a steady 20%.

One of the main features of the group's growth strategy is increasing the client base. While the group has made progress in attracting new clients (new clients were responsible for 40% of March 2006 retail loans, relative to 31% in March 2005), it believes that client attrition is too high and it is currently conducting research in order to implement strategies to improve client retention. ABIL has 1,1 million active clients currently, and through various strategies being implemented, the group is targeting to double this over the next three to five years.

African Bank has opened 19 new branches since the start of the financial year, out of a targeted 40 new branches opening in 2006. These branches are all thus far performing in line with or exceeding budgets. The first pilot for a merged African Bank/Miners Credit branch has also commenced.

While the group achieved a first half sales growth of 26%, the full year sales growth is expected to be lower due to:

- the loss of CVF which achieved sales of R176 million in 2005. The loss of sales in 2006 will impact sales growth by approximately 3%; and
- the second half sales growth will be off a high base – sales growth of 29% was achieved in the second half of 2005.

As a result the group has revised its full year sales growth forecast to 18% – 22%.

Advances analysis

Advances

R million	% year-on-year growth	As at 31 Mar 2006	% growth	As at 30 Sep 2005	% growth	As at 31 Mar 2005
Lending books	25	**6 420**	11	5 793	13	5 135
African Bank – retail products*	46	**4 832**	23	3 926	18	3 319
– payroll products	(37)	**531**	(14)	614	(28)	847
Miners Credit	49	**663**	2	651	47	444
Standard Bank JV	34	**394**	13	348	18	295
Commercial Vehicle Finance	(100)	**0**	(100)	254	10	230
Pay down books	(36)	**582**	(12)	661	(27)	910
Persal	(25)	**182**	(8)	197	(19)	242
Saambou PLB	(40)	**389**	(14)	450	(30)	647
Gilt Edged Management Services	(48)	**11**	(21)	14	(33)	21
Gross advances	16	**7 002**	8	6 454	7	6 045

* *"African Bank – retail products" now includes Credit Indemnity which was previously disclosed separately.*

Gross advances increased by 16% over the past year to R7,0 billion. Boosted by strong sales, the lending books grew by 25%, despite the sale of CVF that caused a reduction of R254 million. The 49% growth in the Miners Credit book includes the R183 million Teba JV acquisition, and would have been a 6% growth were this excluded. The lending books at R6 420 million now comprise 92% of the total gross advances.

The pay down books fell by 36%, albeit at a slower pace in the last six months. This is due to the lower levels of write-offs in these portfolios as the remaining loans are largely performing well.

Advances analysis – number and average size of loans

	As at 31 March 2006			As at 31 March 2005		
	Gross advances balance outstanding	Number of active loans	Average balance outstanding	Gross advances balance outstanding	Number of active loans	Average balance outstanding
	R million	000	Rand	R million	000	Rand
Lending books	**6 420**	**1 345**	**4 775**	5 135	1 228	4 158
African Bank – retail products	**4 832**	**951**	**5 082**	3 319	817	4 062
– payroll products	**531**	**75**	**7 120**	847	139	6 113
Miners Credit	**663**	**201**	**3 295**	444	171	2 598
Standard Bank JV	**394**	**118**	**3 341**	295	98	2 999
Commercial Vehicle Finance	**0**	**n/a**	**n/a**	230	3	91 485
Pay down books	**582**	**61**	**9 534**	910	114	8 017
Persal	**182**	**23**	**7 897**	242	36	6 636
Saambou PLB	**389**	**34**	**11 288**	647	69	9 361
Gilt Edged Management Services	**11**	**4**	**3 107**	21	8	2 655
Total	**7 002**	**1 406**	**4 981**	6 045	1 341	4 484

Yield analysis

Total income yield at 54,8% increased from the 52,2% achieved in the first six months of 2005, but has started to decline from the 57,0% achieved in the six months to September 2005. ABIL indicated in its annual report that it expected yields to come down by some 5% over the next two years, as the lower-priced products feed into the portfolio. The change in yield is explained by the following dynamics in the portfolio:

- Changes in the total interest rate is distorted by the losses on the discontinued books that occurred in the first half of 2005, which reduced the overall rate for that period by 1,1%. Excluding this effect, the interest rate on the continuing businesses was flat relative to March 2005, and declined by 1,8% to 44,2% over the past six months, as the higher than expected sales accelerated the change in the composition of the advances portfolio.
- Insurance income decreased by 4%, in spite of the higher sales, as a result of the change in policy to accrue insurance premiums monthly, rather than as an upfront premium.
- Non-interest income increased by 69% on the back of higher sales and increases in administration fees as part of the recalibration of the overall pricing structures in August 2005. The administration fees are being positioned as a recovery of upfront and ongoing service costs, and accordingly have been adjusted to reflect this. A compensating reduction in the interest rates was made at the same time.

In analysing the total income yield, it should be noted that the three individual income components, being interest rate, insurance income and non-interest income (administration fees) will continuously be recalibrated to take account of internal cost structures, as well as changes in the regulatory or competitive environment. It is therefore more important to concentrate on trends in the total yield, rather than the underlying components.

Charge for bad and doubtful advances

The charge for bad and doubtful advances was R301 million (H1 2005: R255 million), or 8,7% of advances (H1 2005: 8,3%).

ABIL targets a bad debt expense to interest income ratio of approximately 20% in its underwriting models, and the recent reporting periods indicate that this ratio has fallen below this target. The group has accordingly been increasing its risk appetite so as to optimise the risk versus volume versus cost efficiency trade-offs, and vintages over the last year have been increasing moderately as a result.

The current ratio of 19,7% is back within the normalised range the underwriting models are based on.



Bad debt charge
% of interest income
35
30
25
20
15
10
30,2
25,3
19,0
19,8
19,3
19,6
19,3
16,3
19,7
H1 02
H2 02
H1 03
H2 03
H1 04
H2 04
H1 05
H2 05
H1 06
Bad debt charge as % of interest
Target

The group continues to experience significant recoveries of bad debts written off previously. Recoveries for the six months to 31 March 2006 were R115 million, relative to the R51 million for the equivalent period in 2005, and the R139 million achieved for the 12 months to September 2005. However, this is due to the increasing portfolio of written-off loans (especially due to the aggressive write-offs in 2005) and as a proportion of the average cumulative loans written off, the recoveries have been ranging between 3% and 5%, as is evident from the table set out below.

Period	Average cumulative bad debts written off* R million	6-monthly bad debts recovered R million	% of book (annualised)
H1 2003	1 661	26	3,1
H2 2003	2 099	49	4,7
H1 2004	2 542	36	2,8
H2 2004	2 965	48	3,2
H1 2005	3 518	51	2,9
H2 2005	4 128	88	4,3
H1 2006	4 528	115	5,1

* *Calculated with reference to the average of the opening and closing write-off book for each period.*

Operating efficiency


Operating costs
1 200
1 000
800
600
400
200
0
R million
497
441
493
543
438
508
35
433
483
490
2002
2003
2004
2005
2006
H1
H2
LTIPs/options

A key feature of the group's strategy has been the reduction of the cost per loan granted, in order to improve the competitiveness of the business and to drive down the cost of credit. Notwithstanding that sales and the lending books have increased substantially over the last few years, the overall level of operating costs has fallen in nominal terms, as the group implemented various cost efficiency strategies.

During the current period however, operating costs increased by R95 million to R578 million (H1 2005: R483 million). The increase included an R88 million charge for IFRS 2: Share-based payments, relating to the group option scheme.

The cost-to-income ratio increased to 30,6% (H1 2005: 29,9%) and the cost-to-advances ratio to 16,8% (H1 2005: 15,6%). Excluding the effect of the IFRS 2 charge, the cost-to-income ratio was 25,9% and the cost-to-advances ratio 14,2%.

The integration of African Bank and Credit Indemnity generated cost savings in 2005 and the group will continue to benefit from this in 2006 as the full year impact feeds through. Further cost reductions as a result of the integration of African Bank Miners Credit are also expected in 2007 and beyond, some of which will be utilised to reinvest in growth initiatives such as the credit card project.

During 2004, the group set a targeted cost-to-advances ratio of 17% by the end of the 2006 financial year. This ratio was based on a denominator using average gross interest-bearing advances and did not include a charge for share-based payments under IFRS 2. During the current year, the denominator for the ratio has reverted to average gross advances (see page 8), reducing the ratio, while the introduction of IFRS has resulted in a substantial charge for share-based payments under IFRS 2. The cost-to-advances ratio for the first half of 2006, with both the changes included, was 16,8%. Given that there is historically a disproportionate level of costs incurred in the first half of the year, the target on the new basis has been revised to 16% for the 2006 financial year.

The group expects operating costs (excluding IFRS 2 charges) for the current year to remain steady relative to 2005.

Asset quality

R million	31 Mar 2006	% change	30 Sep 2005	% change	31 Mar 2005
Advances					
Performing	**5 207**	8	4 812	14	4 239
Non-performing	**1 795**	9	1 642	(9)	1 806
Total advances	**7 002**	8	6 454	7	6 045
Impairment provisions and reserves					
Impairment provisions	**1 192**	22	979	(15)	1 156
Balance at the beginning of the period	**979**		1 545		1 545
Impairment provisions raised	**416**		627		305
Prior year impairment provisions raised (IAS 39)	**82**		0		0
Bad debts written off (against impairment provision)	**(279)**		(1 219)		(694)
Acquisitions/(disposals) of impairment provisions	**(6)**		26		0
Stangen credit life reserves	**57**	(59)	138	6	130
Total impairment provisions and reserves	**1 249**	12	1 117	(13)	1 286

R million	6 months to 31 Mar 2006	% change	12 months to 30 Sep 2005	% change	6 months to 31 Mar 2005
Income statement charges					
Charge for bad and doubtful advances	**301**	(38)	488	91	255
Impairment provisions raised	**416**		627		305
Recoveries from bad debts written off	**(115)**		(139)		(51)
Ratios					
NPLs as a % of total advances	**25,6**		25,4		29,9
Total impairment provisions as a % of total advances	**17,8**		17,3		21,3
Impairment provision coverage of NPLs					
Impairment provisions	**66,4**		59,6		64,0
Stangen credit life reserves	**3,2**		8,4		7,2
Total	**69,6**		68,0		71,2
Income statement charge for bad debt as a % of average gross advances	**8,7**		7,9		8,3
Bad debt write-offs as a % of average gross advances	**8,1**		19,7		22,5

Business unit advances and impairment provisions analysis

	Gross advances	Non-performing (NPLs)		Total impairment provisions and reserves		NPL coverage	Bad debts written off (6 months)	Bad debts recovered (6 months)
	R million	R million	% of gross advances	R million	% of gross advances	%	R million	R million
31 March 2006								
Lending books	**6 420**	**1 400**	**21,8**	**1 012**	**15,8**	**72,3**	**286**	**71**
African Bank								
– retail products	**4 832**	**1 033**	**21,4**	**756**	**15,6**	**73,2**	**194**	**40**
– payroll products	**531**	**173**	**32,6**	**112**	**21,1**	**64,7**	**13**	**18**
Miners Credit	**663**	**142**	**21,4**	**108**	**16,3**	**76,1**	**56**	**12**
Standard Bank JV	**394**	**52**	**13,2**	**36**	**9,1**	**69,2**	**23**	**1**
Commercial Vehicle Finance	**0**	**0**	**n/a**	**0**	**n/a**	**n/a**	**0**	**0**
Pay down books	**582**	**395**	**67,9**	**237**	**40,7**	**60,0**	**(7)**	**44**
Persal	**182**	**140**	**76,9**	**100**	**54,9**	**71,4**	**(9)**	**11**
Saambou PLB	**389**	**246**	**63,2**	**131**	**33,7**	**53,3**	**2**	**26**
Discontinued businesses	**11**	**9**	**81,8**	**6**	**54,5**	**66,7**	**0**	**7**
Total	**7 002**	**1 795**	**25,6**	**1 249**	**17,8**	**69,6**	**279**	**115**
30 September 2005								
Lending books	5 793	1 191	20,6	849	14,7	71,3	625	83
African Bank								
– retail products	3 926	816	20,8	567	14,4	69,5	377	40
– payroll products	614	199	32,4	133	21,7	66,8	188	31
Miners Credit	651	130	20,0	99	15,2	76,2	51	11
Standard Bank JV	348	45	12,9	31	8,9	68,9	9	1
Commercial Vehicle Finance	254	1	0,4	19	7,5	1 900,0	0	0
Pay down books	661	451	68,2	268	40,5	59,4	594	56
Persal	197	154	78,2	106	53,8	68,8	69	18
Saambou PLB	450	286	63,6	156	34,7	54,5	348	35
Discontinued businesses	14	11	78,6	6	42,9	54,5	177	3
Total	6 454	1 642	25,4	1 117	17,3	68,0	1 219	139

Non-performing loans and impairment provisions

NPLs, which have been declining steadily over the last few years, reached a low of R1 642 million as at 30 September 2005 and have increased by R153 million to R1 795 million as at 31 March 2006. This overall trend down was largely characterised by the decreasing vintages from the high point of 2002 as well as high write-offs of NPLs over the last two years (mainly from the pay down books).


Non-performing loans
R million
3 000
2 500
2 000
1 500
1 000
500
0
2 780
2 625
2 419
2 246
1 805
1 642
1 795
H1 03
H2 03
H1 04
H2 04
H1 05
H2 05
H1 06

In the current period the write-offs at 8,1%, have decreased substantially from 19,7% in the twelve months to September 2005, while the increase in sales over the last year has begun to feed through into the NPLs. The level of write-offs over the longer-term will be approximately equal to the average bad debt charge through the income statement.

Previously the impairment provisions were based on expected cash flows from NPLs, which were discounted using the original effective interest rate less the credit spread priced into the loans on origination. IAS 39 now requires impairment provisions to be based on cash flows discounted at the effective interest rate without any adjustments for the credit spread. The effect of this change is a more conservative provisioning level, which increased impairment provisions by R82 million as at 1 October 2005. This resulted in a one-off increase in the provision coverage of 5%. On the other hand, the release of credit life provisions as the group switched to monthly premiums caused the Stangen reserves to reduce from R138 million to R57 million, which decreased coverage.

Overall, NPL coverage increased from 68,0% in September 2005 to 69,6% in March 2006.

Vintages

Vintage curves track each month's new loans as a discrete portfolio and plot the cumulative proportion of each portfolio that migrates into various levels of default status as measured by the contractual number of missed instalments. An explanation of the modifications to the calculation of vintages appears on page 7.

Vintage graph as per previous method


Vintage graph – African Bank
(More than three missed instalments)
% Delinquency (non-performing capital/original principal debt)
20
18
16
14
12
10
8
6
4
2
0
4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24
Months on book
Apr 04
May 04
Jun 04
Jul 04
Aug 04
Sep 04
Oct 04
Nov 04
Dec 04
Jan 05
Feb 05
Mar 05
Apr 05
May 05
Jun 05
Jul 05
Aug 05
Sep 05
Oct 05
Nov 05

The increases in the vintage curves reflect the group's previously stated strategy of taking more risk. Vintages have increased by approximately 3% over the past 12 months, on the back of a 26% increase in sales. The marginal increase in risk as a result of the higher vintages is more than offset by the higher levels of income generated by these sales and the improved cost absorption.

Vintage graph as per revised method


Vintage graph – African Bank
(More than three missed instalments)
Outstanding repayable of NPL over total original repayable
20
18
16
14
12
10
8
6
4
2
0
4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24
Months on book
Apr 04
May 04
Jun 04
Jul 04
Aug 04
Sep 04
Oct 04
Nov 04
Dec 04
Jan 05
Feb 05
Mar 05
Apr 05
May 05
Jun 05
Jul 05
Aug 05
Sep 05
Oct 05
Nov 05

Capital adequacy

ABIL operates in an environment that requires higher levels than the minimum 10% of capital to risk-weighted assets, as set by the Banks Act. Capital is required to ensure that there is a sufficient risk cushion to protect the balance sheet from shocks as well as to provide a sufficient level of credit enhancement for the raising of debt at competitive rates.

The capital adequacy for ABIL as at 31 March 2006 was 36,1% (H1 2005: 41,2%).

Capital adequacy

	African Bank			ABIL group		
R million	**31 Mar 2006**	**30 Sep 2005**	**31 Mar 2005**	**31 Mar 2006**	**30 Sep 2005**	**31 Mar 2005**
Total assets and commitments						
On-balance sheet assets	**7 679**	7 334	6 823	**7 713**	7 262	7 000
Off-balance sheet assets and commitments	**169**	213	219	**185**	207	179
	7 848	7 547	7 042	**7 898**	7 469	7 179
Risk-weighted assets	**6 582**	6 238	5 841	**6 980**	7 380	6 858
Total capital						
Tier 1	**2 027**	1 987	1 968			
Tier 2	**30**	66	61			
Total	**2 057**	2 053	2 029	**2 521**	2 668	2 822
Capital adequacy						
Tier 1 (%)	**30,8**	31,9	33,7			
Tier 2 (%)	**0,5**	1,1	1,1			
Total (%)	**31,3**	32,9	34,7	**36,1**	36,2	41,2

ABIL has developed an economic capital allocation methodology that is applied to its different asset classes to obtain an optimal level of capital to be maintained. A brief description of the main classification is set out below:

- Non-performing loans – due to the increased provisioning required by IAS 39 the group no longer considers it appropriate to maintain a 100% capital cushion against the net residual value of these loans. The high discount rate used in calculating impairment provisions now imply that NPLs effectively earn the running yield on the book as they unwind. Accordingly the level of capital has been set at 3 times that of the performing loans (ie 74,3% for the current period) and the group will reassess this ratio from time to time.
- Performing loans – the group maintains capital equivalent to 2,75 times the average annual expected credit losses on these loans. The group has communicated that it intends to reduce this factor towards 2,5 times over the medium-term, which remains well above the 2 times generally used in securitisation models.
- Cash reserves – these are primarily invested with A1 banks and a capital ratio of 2% is maintained.
- Policyholder assets – these assets are matched exactly against the policyholder liabilities to which they relate, ie the liabilities carry the full economic risk of the assets and hence no capital is required for these assets.
- Other assets – capital of 20% is maintained. Deferred tax assets, which were previously held with 100% capital allocated, have been included in this category now, as all the deferred tax assets relate to short-term timing differences that are expected to reverse against the tax liability.

In addition the group has made certain reductions to the qualifying regulatory capital for the following items:

- Tier 2 capital adjustments relate to SARB general debt provisions already included in the residual NPL calculation
- Dividends (ordinary and preference shares) plus related STC, declared in the results, but not yet accounted for in the balance sheet in terms of IFRS.

The above may be represented in the following table:

Capital allocation model
as at 31 March 2006

R million	Balance sheet				Optimal capital		
	Ongoing businesses	**Pay down books**	**Total balance sheet**	**% capital required**	**Ongoing businesses**	**Pay down books**	**Total balance sheet**
Non-performing loans	1 400	395	1 795				
Less: Impairment provisions	(1 012)	(237)	(1 249)				
Net book value	388	158	546	74,3	288	117	405
Performing loans (net of deferred administration fees)	4 839	187	5 026	24,8	1 198	46	1 244
Cash reserves	1 800	0	1 800	2,0	36	0	36
Policyholders' investments	65	0	65	0,0	0	0	0
Other assets	276	0	276	20,0	55	0	55
Total on-balance sheet assets	7 368	345	7 713				
Off-balance sheet assets and commitments	185	0	185	20,0	37	0	37
Total assets	7 553	345	7 898				
Liability for converted options not yet recognised (after tax)					66		66
Insurance company CAR					81		81
Optimal capital					1 761	163	1 924

	Group risk-weighted assets
Group risk-weighted assets (per DI returns)	6 980

	% of risk-weighted assets	**Capital**
Regulatory qualifying capital as at 31 March 2006	36,1	2 521
Less adjustments for:		
Tier 2 capital excluded	(0,4)	(30)
Preference dividends declared but not yet paid (including STC)	(0,3)	(20)
Ordinary dividends declared but not yet paid (including STC)	(6,4)	(448)
Adjusted group capital	29,0	2 023
Optimal capital as at 31 March 2006	27,6	1 924
Surplus/(shortfall)	1,4	99

The adjusted group capital as at 31 March 2006 of 29,0% is higher than the optimal capital ratio at 27,6%, leaving a surplus of R99 million.

Capital adequacy (continued)

The capital tied up in the pay down books reduced by R75 million in the current year from R238 million to R163 million. This represents a 15 cents per share capital release, which is included in the ordinary interim dividend declared, and accordingly the dividend cover target has been revised to incorporate the remainder of the capital to be released from pay down books.

Capital allocation model
as at 30 September 2005

	Balance sheet				Optimal capital		
R million	**Ongoing businesses**	**Pay down books**	**Total balance sheet**	**% capital required**	**Ongoing businesses**	**Pay down books**	**Total balance sheet**
Non-performing loans	1 191	451	1 642				
Less: Impairment provisions	(849)	(268)	(1 117)				
Net book value	342	183	525	100,0	342	183	525
Performing loans (net of deferred administration fees)	4 547	210	4 757	26,1	1 188	55	1 243
Cash reserves	1 664	0	1 664	2,0	33	0	33
Deferred tax asset (note 1)	93	0	93	100,0	93	0	93
Policyholders' investments	63	0	63	0,0	0	0	0
Other assets	207	0	207	20,0	41	0	41
Total on-balance sheet assets	6 916	393	7 309				
Off-balance sheet assets and commitments	207	0	207	20,0	41	0	41
Total assets	7 123	393	7 516				
Insurance company CAR					127		127
Optimal capital					1 865	238	2 103

	Group risk-weighted assets
Group risk-weighted assets (per DI returns)	7 380

	% of risk-weighted assets	**Capital**
Regulatory qualifying capital as at 30 September 2005	36,2	2 668
Less adjustments for:		
Tier 2 capital excluded	(0,9)	(66)
Preference dividends declared but not yet paid (including STC)	(0,3)	(20)
Ordinary dividends declared but not yet paid (including STC)	(7,6)	(561)
Adjusted group capital	27,4	2 021
Optimal capital as at 30 September 2005	28,5	2 103
Surplus/(shortfall)	(1,1)	(82)

Note 1: Adjusted for the impact of the conversion to IFRS

Regulation

The National Credit Act was promulgated and the draft regulations published for public comment early in 2006. The effective date of implementation of the act has not been published yet. Latest indications are that the administrative provisions of the act, such as the appointment of a regulator and a tribunal and registration of credit providers and counsellors may become effective in June and September 2006, and that substantive provisions such as price caps may become effective from June 2007.

Changes to board of directors

ABIL announced on 16 February 2006 that the following directors resigned from the board: Johan de Ridder, Angus Herselman, Jacob Kekane, Steven Levitt, Dawn Marole and Bhekisisa Shongwe. Their resignations were as a result of directors reaching term limits and a restructuring of the board to optimal size. The roles of the executives involved remain unchanged. The changes took effect from the annual general meeting on 25 April 2006. ABIL wishes to thank all these directors for their time, effort and dedication in support of the group.

Accounting policies

These results have for the first time been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the International Accounting Standards Board (IASB) and interpretations issued by IFRIC. The transition from South African GAAP to IFRS was implemented in accordance with IFRS 1, and comparatives have been restated where appropriate.

The material impacts of the changes to IFRS on the previously stated accounting policies of ABIL are as follows:

1. Share-based payments. The group has adopted IFRS 2 in these results and the effect is a charge to the income statement for the cost of equity-settled and cash-settled equity instruments granted to employees under the group's long-term incentives plans.
2. Income recognition. The group has implemented IAS 18 in these results and the effect of the change is to defer the whole of the administration fees charged on the origination of loans and to recognise the fee using the effective rate method ie as an interest rate over the life of the loan.
3. Impairment provisions. The group has implemented the revised IAS 39 in these results, which necessitates a higher provision for impaired loans, as the discount rate used to present value future expected cash flows is now based on the original effective rate and ignores the expected credit spread priced into the loans.

Dividend declaration

Preference dividend declaration

On 12 May 2006, the board of directors proposed and approved dividend number 3 of 361 cents per preference share.

The dividend was calculated using the following parameters:

Average prime rate for the period (%)	10,5
Coupon rate as percentage of prime (%)	69
Number of days	150

Salient dates for dividend payments:

Last day to trade cum-dividend	Friday, 2 June 2006
Shares commence trading ex-dividend	Monday, 5 June 2006
Record date	Friday, 9 June 2006
Dividend payment date	Monday, 12 June 2006

Share certificates may not be dematerialised or rematerialised between Monday, 5 June 2006 and Friday, 9 June 2006, both days inclusive.

Interim dividend declaration

On 12 May 2006, the board of directors proposed and approved an interim dividend number 11 of 80 cents per ordinary share.

Salient dates for dividend payments:

Last day to trade cum-dividend	Thursday, 8 June 2006
Shares commence trading ex-dividend	Friday, 9 June 2006
Record date	Thursday, 15 June 2006
Dividend payment date	Monday, 19 June 2006

Share certificates may not be dematerialised or rematerialised between Friday, 9 June 2006 and Thursday, 15 June 2006, both days inclusive.

On behalf of the board

Ashley Mabogoane
Chairman

Gordon Schachat
Executive Deputy Chairman

Leon Kirkinis
Chief Executive Officer

15 May 2006

Interim
results

for the six months ended 31 March 2006

AFRICAN
BANK

NOTES

The results in context . . .


AFRICAN
BANK

- Continued buoyant consumer market
- Positive response from clients to new pricing models
  - **Decreased prices and**
  - **Increased loan sizes and terms for better risk groups**
- Refinement of underwriting models results in increased risk appetite

2

Operational highlights . . .


AFRICAN
BANK

- Sales up 26%, increasing lending books by 25%
- Revenue up 17% as lower prices drive higher volumes
- Bad debt charge increased 18% to R301 million, in line with revenue growth
- Non-performing loans steady at R1,8 billion
- Operating cost up R95 million, including an R88 million IFRS 2 charge
- Funding costs reduced to 10,2% (H1 2005: 12,3%) due to refinancing of debt at lower levels

3

. . . resulting in headline earnings up 15%, ordinary dividends of 80 cents . . .

AFRICAN BANK

Headline earnings per share

Cents

250, 200, 150, 100, 50, 0

59.2 | 67.6 | 69.2 | 87.5 | 100.3

2002 2003 2004 2005 2006

■ H1 □ H2

Dividends per share

Cents

250, 200, 150, 100, 50, 0

25 | 100 | 35 | 57 | 80

2002 2003 2004 2005 2006

■ Ordinary H1 ■ Ordinary H2 ■ Special DPS

4

NOTES

. . . and economic profit up 48%


AFRICAN
BANK

Economic profit calculation	6 months to 31 March 2006 R million
Average ordinary shareholders' equity	1 955
Estimated cost of equity (%)	13,5
Cost of equity charge	132
Headline earnings	498
Less: Preference share dividend	(18)
Less: Cost of equity charge	(132)
Economic profit	348
Growth vs prior year (annualised)	48,3%

Growth target	CPI + 15%


Economic profit
700
600
500
400
300
200
100
0
Cents
357
235
348
2005
2006
H1
H2

5

Financial ratios . . .


AFRICAN
BANK

Return on assets


15
10
5
0
%
8.9
10.6
11.6
13.0
12.7
2002
2003
2004
2005
H1-06

Return on equity


60
50
40
30
20
10
0
%
23.2
25.9
31.3
39.7
49.0
2002
2003
2004
2005
H1-06

6

Performance against short-term financial objectives . . .


AFRICAN
BANK

Objective	Target for 2006	Current period actual	Revised target for 2006
Sales growth	**15% – 20%**	26%	18% – 22%
Lending book growth	**10% – 15%**	25%	18% – 22%
Ordinary dividend cover	**1,5 – 2,0 times**	1,3 times	1,25 – 1,5 times
Bad debt-to-interest income	**20%**	19,7%	20%
Cost-to-advances	**17%**	16,8%	16%

7

NOTES

. . . and medium-term hurdles


AFRICAN
BANK

Objective	Medium-term hurdles	Achievement
RoE	**30%**	49,1%
RoA	**10%**	12,7%
Economic profit growth	**CPI + 15%**	48,3%
Capital adequacy optimised	**Minimise surplus capital**	R99 million surplus retained

8

IFRS impact on current results and beyond . . .


AFRICAN
BANK

Material impact in three areas only:

- IFRS 2: share-based payments – incentives now charged through income statement
  - **R88 million in H1 2006 and R80 million estimate for H2 2006**
  - **2006 charge abnormally high due to discontinued option scheme**
  - **Future charges significantly lower, based on LTIP scheme**
- IAS 18: revenue recognition – administration fees now deferred and amortised over life of loan
  - **R81 million deferred, decrease in opening NAV**
- IAS 39: impairment provisions
  - **R82 million increase in provisions in H1 2006, decrease in opening NAV**

. . . leading to net reduction to NAV of R204 million

9

Robust sales growth . . .

AFRICAN BANK

Monthly sales history

700
600
500
400
300
200
Rm
Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep
2003 2004 2005 2006

11

NOTES

. . . as new pricing models begin to impact . . .


AFRICAN
BANK


Debit order sales
by risk grouping
Rm
180
160
140
120
100
80
60
40
20
0
High
Medium
Low
200503
200603


Debit order sales
average term by risk grouping
Average term – months
35
30
25
20
15
10
5
0
High
Medium
Low
200503
200603

- Volume shift towards lower risk end of market
- Average loan term increases 39% from 18 to 25 months for debit order products

12

. . . providing benefits to clients . . .


AFRICAN
BANK

- Based on historic sales profiles, ABIL expected 70% of clients to benefit from price reductions
- Actual experience in H1 2006: 77% of R3,2 billion of sales done at lower prices
- Higher growth from lower risk customers meant more business was written at greater price reductions than previously modelled
- Average loan size increased 47% from R3 950 to R5 800

13

25% growth in lending books . . .

AFRICAN BANK

Cash flow utilised for growing advances

Rm

1 300
1 100
900
700
500
300
100
- 100

H1 03
H2 03
H1 04
H2 04
H1 05
H2 05
H1 06

15

NOTES

. . . and diminishing impact from pay down books result in total advances growing by 16% . . .



Gross advances



8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
Rm
H1 03
H2 03
H1 04
H2 04
H1 05
H2 05
H1 06
Lending books
Pay down books
Total advances

16

Increase in revenue contribution from book growth . . .



R million	H1 2006	H2 2005	H1 2005	H2 2004
Total revenue prior year	**1 769**	1 614	1 558	1 517
Growth in advances contribution	**198**	6	2	(40)
Growth in margin contribution	**(77)**	149	54	81
Total revenue current year	**1 890**	1 769	1 614	1 558

18

Early signs of volume/price trade-off positive . . .

AFRICAN BANK

2 000
1 800
1 600
1 400
1 200
1 000
Rm

70
65
60
55
50
45
40
35
Yield %

H1 04
H2 04
H1 05
H2 05
H1 06

Revenue
Total income yield

19

NOTES

Tight control over operating costs, significant IFRS impact at interim . . .





Operating cost
1 200
1 000
800
600
400
200
0
Rm
2002
2003
2004
2005
H1 06
497
433
□ H1 ■ H2 ■ LTIPs/Options
Cost-to-advances ratio
20
18
16
14
12
10
8
6
4
2
0
%
2002
2003
2004
2005
H1 06
17.9
15.6
15.7
2.6
□ Cost-to-advances ■ LTIPs/Options

20

Bad debt charge higher on additional risk, within normal parameters . . .



Bad debt charge



30
25
20
15
10
% of interest income
H1 02
H2 02
H1 03
H2 03
H1 04
H2 04
H1 05
H2 05
H1 06
Bad debt charge as % of interest —— Target

22

NPLs steady, increased volumes and vintages starting to feed through . . .

AFRICAN BANK

Non-performing loans

	H2 02	H1 03	H2 03	H1 04	H2 04	H1 05	H2 05	H1 06
NPLs (Rm)	2 990	2 780	2 625	2 419	2 246	1 805	1 642	1 795
Residual value of NPLs (Rm)	614	590	664	620	589	520	525	546

Expected to continue to increase in line with vintages

23

NOTES

Optimising of cost/risk/volume will continue to moderately increase risk . . .



Vintage graph – African Bank

More than three missed instalments



Outstanding repayable of NPL over total original repayable
16%
14%
12%
10%
8%
6%
4%
2%
0%
4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23
Months on book

24

Reducing costs creates space to reduce prices or take on more risk . . .





%
Choice 1
P1
P2
Choice 2
Volume
R1
R2
— Price curve
—Cost
··· Reduced cost
— Risk

26

Client debt levels remain steady . . .

AFRICAN BANK

Client average debt burden – ABIL tracking population of 17 000

Rands

25 000
20 000
15 000
10 000
5 000
0

Jun-04 Sep-04 Dec-04 Mar-05 Jun-05 Sep-05 Dec-05

Clients generally not exposed to mortgages or car finance

27

NOTES

Growth within targeted risk parameters . . .


AFRICAN
BANK

- Affordability rules tightened – ± 4% impact on sales
  - (Debt + expenses)/net income <= 100%
  - Debt/gross income <= 60%
- Risk refining is curbing debt/income ratios further
- Additional refinement to number and definition of risk groups
- Planned additional price reductions will again improve affordability

28

For the remainder of 2006 . . .


AFRICAN
BANK

- Sales growth target 18% – 22%
- Lending book growth target 18% – 22%
- Costs excluding LTIPs targeted to be flat
- Bad debt charge targeted to 20% of interest income
- Strategic initiatives
  - Further testing price elasticity
  - Expanding the product range
  - Adapting to National Credit Act and NPS amendments

29

NOTES

Shareholder information

Stock exchange codes

Listings exchange	JSE Limited	
Sector	General financial	
Subsector	Consumer finance	
Share codes		
Ordinary shares	JSE:	ABL
	Reuters:	ABLJ.J
	Bloomberg:	ABL SJ Equity
Preference shares	JSE:	ABLP
	Reuters:	ABLPp.J
ISIN codes		
Ordinary shares	ZAE000030060	
Preference shares	ZAE000065215	
Bond codes	ABL2	
	ABL3	
	ABL4	
ADR programme	Level 1	
ADR symbol	AFRVY	
Conversion ratio	1 ADR is equivalent to 5 ordinary shares	

Credit ratings

Agency (all ratings are national scale ratings)	Short-term rating	Long-term rating
Moody's Investors Service	Prime-1.za	A2.za
CA-Ratings	zaA1	zaA

Top fund managers holding/managing ABIL shares

Manager	31 March 2006 Holding	%
Investec Asset Management	**67 555 441**	**13,57**
Fidelity Management and Research Company	**30 495 412**	**6,13**
Directors	**29 153 365**	**5,86**
Eyomhlaba Investment Holdings	**28 757 217**	**5,78**
Scottish Widows Investment Partnership	**26 890 987**	**5,40**
Mondrian Investment Partners	**25 247 872**	**5,07**
JPMorgan Fleming Asset Management	**22 827 892**	**4,58**
Morgan Stanley Investment Management Limited	**17 313 992**	**3,48**
Public Investment Corporation	**11 648 790**	**2,34**
William Blair Investment Management	**11 495 000**	**2,31**

Top beneficial holders

Beneficial owner	31 March 2006 Holding	%
Leon Kirkinis	**15 788 365**	**3,17**
JPM Investment Funds	**12 401 626**	**2,49**
Gordon Schachat	**12 000 000**	**2,41**
Scottish Widows Emerging Markets Fund	**11 804 166**	**2,37**
Public Investment Corporation	**11 648 790**	**2,34**
Wood C	**10 074 533**	**2,02**

JSE statistics

	6 months to 31 March	12 months to 30 September			
	2006	**2005**	**2004**	**2003**	**2002**
Traded price (cents per share)					
Close	**3 012**	2 125	1 299	725	525
High	**3 180**	2 305	1 380	770	950
Low	**1 910**	1 299	721	520	480
Market capitalisation (R million)	**14 997**	10 590	6 198	3 604	2 610
Value of shares traded (R million)	**5 578**	6 943	5 371	2 804	3 109
Value traded as % of market capitalisation	**37**	66	87	78	119
Volume of shares traded (millions)	**216**	396	528	455	449
Volume traded as % of number in issue	**44**	80	112	94	92
PE ratio	**14,9**	12,2	9,3	6,5	4,1
Dividend yield	**4,1**	5,1	5,1	5,9	5,1
Earnings yield	**6,7**	8,2	10,7	15,5	24,2
Period-end market price/NAV	**7,4**	4,8	2,3	1,2	1,1
Shares in issue net of treasury shares (millions)	**497**	495	471	474	490
Average number of shares in issue (millions)	**497**	471	472	484	489
Shares issued/(repurchased) (millions)		21		(20)	
Number of shareholders	**8 924***	34 301	33 706	32 351	32 703

** ABIL made an odd-lot offer to shareholders with less than one hundred shares in March 2006 which resulted in the reduction of the number of shareholders.*

Transition to International Financial Reporting Standards (IFRS)

Introduction

For the year ended 30 September 2005 ABIL prepared its financial statements under South African Statements of Generally Accepted Accounting Practice ("SA GAAP"). In accordance with the JSE Limited Listings Requirements, ABIL will be required to prepare its consolidated financial statements in accordance with IFRS for the year ending 30 September 2006. In addition, the interim results for the six months to 31 March 2006, have been prepared in accordance with IFRS.

Basis for preparation

The change in reporting to IFRS has been a particularly complex process with many interpretive opinions having to be sought as issues emerge. The following financial information has been prepared based on the IFRS expected to be applicable at 30 September 2006. However, it is also likely that this process may still evolve for some time. Should there be any change to the interpretation of certain IFRS issues subsequent to this report, ABIL will communicate the impact, if material, to shareholders as soon as it is practical.

Transition to IFRS

In order to achieve a smooth and consistent adoption of IFRS by companies, IFRS 1 sets out the requirements for transition to IFRS. This statement requires a full retrospective restatement of the impact of the change to IFRS back to the transition date balance sheet, and also allows certain exemptions and elections during the transition period. The standard also sets out disclosure requirements for the effects of the changes to IFRS.

As the group publishes comparative information for one year in its financial statements, the date for transition to IFRS is 1 October 2004, which represents the start of the earliest period of comparative information presented.

The group made certain elections to avoid making changes to the prior year reported results, unless such changes would materially affect the comparison with the current year's performance and make such comparisons more meaningful. In most cases the changes under IFRS, result in a one-off adjustment (not taken through the income statement) and the year-on-year income statement remains fairly constant.

Primarily, the elections allow a company to choose in certain cases whether to apply changes *retrospectively* or *prospectively*.

Retrospective application means that the new IFRS must be applied back to the transition date balance sheet ie 1 October 2004, and the income statements restated for all periods since that date.

Prospective application means that the IFRS is applied in the current year of adoption ie from 1 October 2005, and that an adjustment for the effect of the changes on 1 October 2005 is reflected as an entry in the statement of changes in equity on that date. Thereafter the income statement reflects the impact of the new standard.

Under IFRS 1 the group made the following elections with regard to the application of IFRS during the transition period:

- **IFRS 2, Share-based payments *(Retrospective adoption)***

  The group has elected not to apply the provisions of IFRS 2 to share-based awards relating to employee incentive schemes, granted on or before 7 November 2002, or to awards granted after that date but, which had vested prior to 1 January 2005. The economic cost of these options primarily relates to periods prior to stated comparatives and therefore has little relevance to the current periods under review.

  With regard to the BEE programme, which entailed the issue of ABIL shares in September 2005, at par value, ABIL has elected not to account for this transaction under IFRS 2, as the implementation date of a new interpretation, IFRIC 8 – Scope of IFRS 2, which scopes such transactions into IFRS 2, is only effective for financial periods beginning on or after 1 May 2006.
- **IFRS 3, Business combinations**

  The group has elected not to retrospectively apply the requirements of IFRS 3 for business combinations that occurred prior to 1 October 2004, and hence the carrying value of goodwill at 30 September 2004 remains unchanged.
- **IFRS 4, Insurance contracts *(Prospective adoption)***

  This standard will be adopted prospectively from 1 October 2005, with no restatement of 2005 comparative numbers. The impact of the change is not material.

- **IAS 16, Property, plant and equipment**
  The group has elected not to use the fair value of owner-occupied property as the deemed cost as at 1 October 2004. The group will thus continue to use the original cost of these assets, and to depreciate the assets in accordance with IAS 16. The impact of this change is immaterial to the group's results.
- **IAS 18, Revenue recognition *(Prospective adoption)***
  The group has elected to apply the provisions of IAS 18 with regard to the deferred recognition of administration fees prospectively from 1 October 2005. This is consistent with the prospective application of IAS 39 below. The impact of the change to IAS 18 has been made via an adjustment to opening reserves on 1 October 2005.
- **IAS 32 and IAS 39, Financial instruments *(Prospective adoption)***
  The group has elected to apply the effects of both IAS 32 and IAS 39 prospectively from 1 October 2005, with no restatement of comparative numbers for the 2005 financial year. The impact of the change to IAS 39 has been made via an adjustment to opening reserves on 1 October 2005.

Impact of the adoption of IFRS

The impact of the material changes from SA GAAP to IFRS is discussed in the notes below, which also forms the basis for the reconciliation of the restated income statements, balance sheets and statements of changes in equity, set out in the attached appendices. Since the changes to IFRS do not have any underlying cash flow implications the reported cash flow statements do not change.

Note 1: IFRS 2, Share-based payments

Incentive schemes

The group had an employee share option scheme, which has been discontinued and is currently being run down, and a new cash-settled long-term incentive plan (LTIP), which is based on the ABIL share price. Both these schemes fall within the scope of IFRS 2.

Under SA GAAP, the initial granting of options under the option scheme resulted in no recorded transactions, whilst when the options were exercised and shares delivered, a loss was incurred and recorded as a movement in the statement of changes in equity. In addition, the options converted in August 2005 to a cash-settled alternative, were accounted for under SA GAAP as a proportional accrual of the liability, resulting in a charge of R51 million being taken in the income statement for the 2005 financial year. As the conversion is dealt with differently under IFRS 2 (refer below), this accrual has been reversed in the restated income statement for 2005, together with the related tax relief.

Normal options

Under IFRS 2, the initial grant of options is valued on the grant date, and the cost thereof is amortised through the income statement over the vesting period, with a corresponding credit to an equity reserve (IFRS reserve). This is done retrospectively, for all options granted after 7 November 2002 and, which had not vested or lapsed before 1 January 2005. As a result, a charge of R14 million has been taken for periods prior to 1 October 2004 and a charge of R35 million has been taken through the 2005 income statement resulting in a total IFRS reserve of R49 million. There is no taxation impact from the above entries.

Converted options

The options converted to a cash-settled instrument in August 2005, qualified in terms of IFRS 2 as a modification of the original options to which they related. In terms of the standard, the value of the original options at grant date must continue to be taken through the income statement over the vesting period, and in addition any subsequent changes in the fair value of the liability measured at the conversion date must be expensed through the income statement over the remaining vesting period.

The market value of the liability as at the conversion date is raised proportionately based on the extent to which the vesting period has been completed, with a corresponding debit to the IFRS reserve in equity. All subsequent changes in the valuation of the liability are then taken through the income statement. The conversion date liability and changes in the mark to market of that liability are accrued over the vesting period of the instrument. Accordingly on 11 August 2005, R178 million (65% of the total conversion date liability of R275 million, being the average portion of the vesting period that has been completed for each instrument) has been accrued in other liabilities, and after related tax deductions, R126 million has been debited to the IFRS reserve. There has been a R1 million decrease in the valuation of the liability

between the conversion date and 30 September 2005. The remainder of the conversion date liability, being R97 million (R275 million less R178 million) will be accrued over the remaining service period, with a corresponding debit to the IFRS reserve. Changes in the valuation of the accrued liability will be taken through the income statement in each reporting period.

New LTIPs

The new LTIP, being a cash-settled, equity instrument, is accrued (with a charge to the income statement) over the vesting period of the instrument. At each financial reporting date, the accrued liability is revalued based on current market prices, and the change in value taken through the income statement. Since the new LTIP was only introduced in October 2005, there is no impact from these instruments in the restated comparatives.

Refer to Appendix A for a detailed analysis of the impact of IFRS 2 on these instruments.

BEE programme

In August 2005, ABIL issued 20,1 million shares at par value to Eyomhlaba Investment Holdings Limited, a special purpose vehicle set up for the ABIL BEE share ownership programme. The programme was structured to reflect a single cost to shareholders in the form of a dilution to earnings and dividends through a larger number of shares in issue.

The group is of the opinion that this transaction does not fall within the scope of IFRS 2 and it has accordingly been accounted for in terms of IAS 39 and IAS 32. IFRIC 8, an interpretation recently issued, modifies the scope of IFRS 2 to include such transactions, however, the implementation date of this statement is for periods beginning on or after 1 May 2006 ie ABIL's 2007 financial year.

If the group adopted the statement early, there would have been a BEE expense recorded in the income statement equal to the market value of the shares on the effective date of the transaction less the consideration received, with a corresponding credit to an IFRS reserve in equity. The net result is no change in recorded net asset value.

Note 2: IAS 18, Revenue recognition

Previously, administration fees charged to customers for the origination of loans were partially recognised upfront and the remainder amortised on a straight-line over the life of the loan.

In accordance with IAS 18, such fees must be fully amortised over the contractual life of the loan using the effective interest rate method. The statement also suggests that direct origination costs may be deferred and amortised using the effective rate method. Given that ABIL's origination costs are all internal and primarily absorbed costs, the group does not consider it appropriate to defer such costs, and accordingly, expenses them when they are incurred.

The impact of the change is to create an income stream on administration fees and interest income that reflects a constant yield over the contractual life of the loans. The change to this accounting policy has been applied prospectively from 1 October 2005 and as a result the provision for deferred administration fees has been increased by R81 million from R55 million to R136 million. The additional R81 million provision is debited to retained income on 1 October 2005, after deducting related tax relief. The impact on the 2005 net income, were the changes to have been applied retrospectively, would have been approximately R22 million.

Note 3: IAS 39, Financial instruments – recognition and measurement

The only material change from this statement for the ABIL group relates to the credit impairment for loan advances. Previously, under AC 133, the impairment provision was based on an expected loss basis, and cash flows from NPLs were discounted using the original effective interest rate less the credit spread priced into the loans on origination.

IAS 39 requires impairment provisions to be based on an incurred loss basis, and thus the only impairment provisions that may be created, are in relation to loans that display an impaired status on an objective assessment basis. In addition, the effective rate method requires that no adjustment may be made for a credit spread to the discount rate used to assess the present value of future expected cash flows on impaired loans.

The group elected to apply the changes to impairment provisions prospectively, and accordingly has made an adjustment to increase the impairment provisions by R82 million as at 1 October 2005, with the debit being recorded as a movement

in the current year statement of changes in equity, after related tax deductions. The adjustment to impairment provisions, were the standard to have been applied retrospectively, would have been a similar amount as at 1 October 2004.

Note 4: Other IFRS statements

There are a number of other IFRS and IAS statements, which contain changes from previous SA GAAP. None of these changes are material to the ABIL group and accordingly have not been separately disclosed in this report. The impact of these changes will be implemented and disclosed during the current reporting period.

Conclusion

The net impact of the IFRS changes is primarily a more conservative accounting treatment for the recognition of income and creation of impairment provisions, as well as reflecting the economic cost of equity incentive schemes in the income statement, in the period to which they relate.

The increased provisions will result in a one-off increase in coverage ratios of approximately 5%, however, the annual bad debt charge thereafter will remain largely consistent with previous trends. Similarly, the deferred income recognition provision results in a one-off deferral of revenue into the future, however, the revenue line will also remain largely consistent with previous revenue trends.

None of the changes impacts on the underlying cash flows, nor do they change the economic drivers of the business. In addition these changes will not have a material effect on the targeted capital of the group, nor its stated dividend policy. It is important to note, however, that there has been a net decrease of R204 million in the reported net asset value of the group, with a concomitant increase in an unearned annuity income stream into the future.

The external auditors will only formally audit the impact of the changes at the year-end for the period to 30 September 2006. The group has, however, had extensive interaction with the external auditors in arriving at these changes, and has sought a number of formal opinions to support our interpretations. The ABIL board takes full responsibility for the interpretations made in implementing the change to IFRS during the current year.

Appendix A

Detailed analysis of the impact of IFRS 2, Share-based payments

This appendix sets out in more detail the impact of the introduction of IFRS 2 in relation to the group's equity-based incentive schemes.

The group previously used the ABIL share option scheme as the primary vehicle for long-term incentives to management and staff. The group issued normal share options to staff at strike prices based on the prevailing ABIL share price, vesting in 20% tranches over a period of one to five years.

This scheme was discontinued in August 2005 and replaced with a cash-settled long-term incentive plan (LTIP). The new LTIP is based on the synthetic investment into ABIL shares from a participation pool derived from the economic profit for a period, geared 1,5 times with a notional loan. The value of the synthetic investment is paid out in equal tranches over four years, to beneficiaries of the LTIP. In addition, to facilitate the wind down of the option scheme, the group converted the existing options into a cash-settled option conversion instrument.

There are currently three elements to the charge for equity-settled instruments, which over time will reduce to a single charge from the new LTIP structure.

1. Normal options

   Under IFRS, a charge for options granted must be amortised through a charge in the income statement, based on the valuation of the options on the grant date and spread over the expected life of the options, with a corresponding credit to an IFRS reserve in equity. The charge through the income statement thus remains constant, even if the resulting losses on the exercise of the options differ from the initial valuation. Such differences continue to be booked directly to equity.

   The qualifying options, including options that were converted into cash-settled instruments as discussed below, were valued using a modified Black Scholes valuation model for each option granted and the aggregate value of these was

R69 million. The amortisation profile based on the expected life of the options is as follows, and these amounts form the basis of the charge for options granted.

	R million
Pre 1 October 2004	14
2005	35
2006	13
2007	6
2008	2
	69

2. **Options converted into cash-settled option conversion instruments**

As referred to above, the conversion of the options into a cash-settled instrument was accounted for under SA GAAP as a proportional accrual of the liability. Consequently, an accrual of R51 million was raised through the income statement for the 2005 financial year, and this has been reversed as part of the IFRS restatement.

Under IFRS 2, these instruments qualify as a modification of the original option grant. Accordingly the value of the options at grant date (per paragraph 1 above), continues to be taken through the income statement. In addition, the fair value of the options at the conversion date forms the basis for the creation of the initial liability. The movements in this initial liability subsequent to the conversion date are taken through the income statement.

The entries required for the converted instruments are in two parts:

a) The creation of the initial liability based on the conversion date valuation. The valuation of the options converted on 11 August 2005 was R275 million. This liability is accrued over the expected life (ie vesting period) of the underlying instruments. As at the conversion date the instruments had on average completed 64,7% of their vesting period and thus a liability of R178 million was created. The balance of the liability is accrued over the remaining life of the instruments according to the following table.

R million	For the period	Cumulative
As at conversion date	178	178
2006	64	242
2007	27	269
2008	6	275
	275	275

The above entries have no income statement impact, as the debit entry (after adjusting for the taxation effect) is taken directly to the IFRS reserve in the period the liability is accrued.

b) The revaluation of the accrued liability to market values. At the end of each reporting period, the accrued liability is adjusted to the fair value of the instrument using prevailing market prices. The change in the value of the liability from period to period is then taken through the income statement. It must be noted that only the change in the accrued liability to date is taken and not the change in the entire value of the liability ie at 30 September 2005 only the R178 million portion of the R275 million liability is adjusted to fair value, and as at 30 September 2006, the R242 million (R178 million + R64 million) liability will be adjusted to fair value.

As at 30 September 2005 the fair value of the accrued liability was R177 million, resulting in a net release of R1 million through the income statement. Since that date the ABIL share price has risen, and it is therefore expected that there will be a charge through subsequent income statements.

3. New LTIPs granted

The new LTIP structure was implemented from 1 October 2005, and hence there is no restatement impact from these instruments. According to the vesting profile of the LTIP, the pool is accrued (and a charge taken through the income statement) according to the following profile.

	%
Year 1	52
Year 2	27
Year 3	15
Year 4	6
	100

At each reporting date, the portion of the pool that has been accrued is adjusted to fair value, and the change in the liability is taken through the income statement.

Restated group income statement
Prepared in accordance with IFRS

FOR THE SIX MONTHS ENDED 31 MARCH 2005

R million	As previously reported	Normal options (IFRS 2)	Restated for the 6 months to 31 Mar 2005
Revenue			
Interest income on advances	1 324		**1 324**
Net assurance income	173		**173**
Non-interest income	117		**117**
Total revenue	**1 614**		**1 614**
Charge for bad and doubtful advances	(255)		**(255)**
Risk-adjusted revenue	**1 359**		**1 359**
Other interest income	87		**87**
Interest expense	(258)		**(258)**
Operating costs	(471)	(12)	**(483)**
Net income from operations	717	(12)	**705**
Share of associate company's income	0		**0**
Net income before taxation	**717**	**(12)**	705
Indirect taxation: VAT and RSC	(25)		**(25)**
Direct taxation: STC	(66)		**(66)**
Direct taxation: SA normal	(202)		**(202)**
Net income after taxation	424	(12)	**412**
Minority interest	0		**0**
Attributable earnings	**424**	**(12)**	**412**
Reconciliation of headline earnings and per share statistics			
Attributable earnings	424	(12)	**412**
Adjusted for:			
Goodwill impaired	0		**0**
Other capital items	0		**0**
Headline earnings	**424**	**(12)**	**412**
Number of shares in issue (net of treasury) (million)	467	467	**467**
Weighted number of shares in issue (million)	471	471	**471**
Headline earnings per share (cents)	**90,2**	**(2,5)**	**87,5**
Attributable earnings per share (cents)	**90,2**	**(2,5)**	**87,5**

Restated group income statement

Prepared in accordance with IFRS

FOR THE TWELVE MONTHS ENDED 30 SEPTEMBER 2005

R million	As previously reported	Reversal of 2005 accrual for cash-settled instrument (SA GAAP)	Normal options (IFRS 2)	Cash-settled instru-ments (IFRS 2)	Restated for the 12 months to 30 Sep 2005
Revenue					
Interest income on advances	2 752				**2 752**
Net assurance income	357				**357**
Non-interest income	274				**274**
Total revenue	**3 383**				3 383
Charge for bad and doubtful advances	(488)				**(488)**
Risk-adjusted revenue	**2 895**				2 895
Other interest income	156				**156**
Interest expense	(492)				**(492)**
Operating costs	(968)	51	(35)	1	**(951)**
Net income from operations	**1 591**	**51**	**(35)**	**1**	**1 608**
Share of associate company's income	1				**1**
Net income before taxation	**1 592**	**51**	**(35)**	**1**	**1 609**
Indirect taxation: VAT and RSC	(50)				**(50)**
Direct taxation: STC	(140)				**(140)**
Direct taxation: SA normal	(461)	(15)			**(476)**
Net income after taxation	**941**	**36**	**(35)**	**1**	**943**
Minority interest	0				**0**
Attributable earnings	**941**	**36**	**(35)**	**1**	**943**
Reconciliation of headline earnings and per share statistics					
Attributable earnings	941	36	(35)	1	**943**
Adjusted for:					
Goodwill impaired	14				**14**
Other capital items	(1)				**(1)**
Headline earnings	**954**	**36**	**(35)**	**1**	**956**
Number of shares in issue (net of treasury) (million)	495	495	495	495	**495**
Weighted number of shares in issue (million)	471	471	471	471	**471**
Headline earnings per share (cents)	**202,7**	**7,7**	**(7,4)**	**0,2**	**203,2**
Attributable earnings per share (cents)	**200,0**	**7,7**	**(7,4)**	**0,2**	**200,4**

Note: There are no changes to the reported balance sheets for 31 March 2005 and the transition date balance sheet of 1 October 2004. This is due to the fact that the IFRS 2 charges put through the income statement retrospectively are matched by entries in the IFRS 2 reserve in equity.

Restated group balance sheet
Prepared in accordance with IFRS

R million	As previously reported 30 Sep 2005	Reversal of 2005 accrual for cash-settled instrument (GAAP)	Cash-settled instruments (IFRS 2)	Restated as at 30 Sep 2005	Revenue recognition (admin fees) (IAS 18)	Credit impairments (IAS 39)	Restated as at 1 Oct 2005
	IFRS retrospective charges				IFRS prospective charges		
Assets							
Fixed assets	112			**112**			**112**
Investment in associate	11			**11**			**11**
Policyholders' investments	63			**63**			**63**
Goodwill	0			**0**			**0**
Deferred tax asset	46	(5)	52	**93**	24		**117**
Net advances	5 282			**5 282**	(81)	(82)	**5 119**
Gross advances	6 454			**6 454**			**6 454**
Provision for deferred administration fees	(55)			**(55)**	(81)		**(136)**
Impairment provisions	(1 117)			**(1 117)**		(82)	**(1 199)**
Other assets	63			**63**			**63**
Taxation	21			**21**			**21**
Statutory assets – bank and insurance	517			**517**			**517**
Short-term deposits and cash	1 147			**1 147**			**1 147**
Total assets	**7 262**	**(5)**	**52**	**7 309**	**(57)**	**(82)**	**7 170**
Liabilities and equity							
Life fund reserve	95			**95**			**95**
Subordinated debentures	197			**197**			**197**
Long-term loans and bonds	3 245			**3 245**			**3 245**
Short-term money market funding	644			**644**			**644**
Other liabilities	300	(51)	177	**426**			**426**
Deferred tax liability	0			**0**			**0**
Taxation	77	10		**87**		(24)	**63**
Bank overdraft	0			**0**			**0**
Total liabilities	**4 558**	**(41)**	**177**	**4 694**		**(24)**	**4 670**
Ordinary share capital	12			**12**			**12**
Reserves	2 199	36	(125)	**2 110**	(57)	(58)	**1 995**
Ordinary shareholders' equity	2 211	36	(125)	**2 122**	(57)	(58)	**2 007**
Preference shareholders' equity	483			**483**			**483**
Minority shareholders' interest	10			**10**			**10**
Total equity (capital and reserves)	**2 704**	**36**	**(125)**	**2 615**	**(57)**	**(58)**	**2 500**
Total liabilities and equity	**7 262**	**(5)**	**52)**	**7 309**	**(57)**	**(82)**	**7 170**
Net asset value per share	**446,6**			**428,6**			**405,4**

Financial definitions

Adjusted headline earnings
Reported headline earnings reduced by dividends paid to preference shareholders.

All-in tax rate (%)
The all-in tax rate is the income statement taxation charge (ie both indirect and direct taxation) expressed as a percentage of net income before taxation.

Attributable earnings per share (cents)
Attributable earnings per share is calculated by dividing the net income attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year.

Average gross advances
These comprise the monthly average gross advances for the period.

Capital adequacy ratio (%)
The capital adequacy of banks is measured in terms of the Banks Act (Act number 94 of 1990) requirements. The ratio is calculated by dividing the sum of tier 1 and tier 2 capital by the risk-weighted assets. The minimum South African total capital adequacy ratio for banks is 10% of risk-weighted assets.

Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, deposits held on call with banks, investments in money market instruments and cash reserves held by the insurance company, net of bank overdrafts.

Cost-to-advances ratio (%)
The cost-to-advances ratio is calculated by expressing the operating expenses as a percentage of average gross advances.

Cost-to-income ratio (%)
The cost-to-income ratio is calculated by expressing the operating expenses as a percentage of total income (total income is also referred to as revenue).

Dividend cover (times)
Dividend cover is calculated by dividing attributable earnings per share by ordinary dividends per share.

Economic profit
Reported headline earnings less a charge for the cost of capital, based on average shareholder funds multiplied by the estimated average cost of equity for ABIL.

Effective tax rate (%)
The effective tax rate is the income statement taxation charge (ie both indirect and direct taxation) expressed as a percentage of net income before taxation, after taking into account the share of associate companies' income, disallowed VAT and RSC levies.

Fully diluted attributable earnings per share (cents)
Fully diluted attributable earnings per share is calculated by dividing attributable earnings by the fully diluted number of shares in issue during the year.

Fully diluted headline earnings per share (cents)
Fully diluted headline earnings per share is calculated by dividing headline earnings by the fully diluted number of shares in issue during the year.

Fully diluted number of shares in issue
The fully diluted number of shares in issue is the weighted number of shares in issue adjusted for the impact of outstanding options under the ABIL Employee Share Participation Scheme as defined in AC 104.

Headline earnings
Earnings attributable to ordinary shareholders excluding goodwill impairments and capital profits and losses.

Headline earnings per share (cents)
Headline earnings per share is calculated by dividing headline earnings by the weighted average number of ordinary shares in issue during the year.

Financial definitions (continued)

Lending books
The lending books comprise the advances of the ongoing businesses of the group and on which new lending is taking place.

Net asset value per share (cents)
Net asset value per share is calculated as ordinary shareholders' equity divided by the number of ordinary shares in issue (net of treasury shares) at year-end.

Non-performing loans (NPLs)
Non-performing loans are defined as loans that have more than three cumulative instalments in arrears.

NPL coverage (%)
NPL coverage is calculated as the total impairment provisions (including ceded credit life reserves) divided by non-performing loans.

Operating margin (%)
Operating margin is calculated by expressing the net income before tax as a percentage of average gross advances.

Pay down books
The pay down books comprise the books on which no new lending is taking place and includes the Saambou personal loan book, the Persal book and the advances of the discontinued businesses.

Principal debt
Principal debt is the initial loan disbursed plus capitalised administration fees and credit life premiums, but excludes any future interest or settlement charge.

Return on assets (RoA) (%)
Return on assets is calculated by expressing adjusted headline earnings as a percentage of monthly average total assets.

Return on equity (RoE) (%)
Return on equity is calculated by expressing adjusted headline earnings as a percentage of monthly average shareholders' equity.

Risk-weighted assets
Risk-weighted assets are determined by applying risk weights to balance sheet assets and off-balance sheet assets and commitments according to the relative credit risk of the counterparty. The risk weighting for each balance sheet asset and off-balance sheet asset is defined by the regulations to the Banks Act (Act number 94 of 1990).

Sales
Sales constitute the aggregate of the principal debt of loans advanced in a period.

Statutory assets – bank and insurance
Statutory assets – bank and insurance comprises South African Reserve Bank cash and prudential liquid assets requirements together with insurance prudential cash reserves as required by the Financial Services Board.

Total expected recoverable
The number of contractual instalments on a loan multiplied by the total monthly instalment, including insurance and service fees.

Weighted number of shares in issue
The weighted number of shares in issue is calculated as the number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, reduced by shares cancelled or bought back during the year, further reduced by treasury shares as a result of share transactions in the ABIL Employee Share Trust, weighted on a time basis for the period which they have participated in the income of the group.

Administration

African Bank Investments Limited
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL) (ISIN: ZAE000030060)
(Preference share code: ABLP) (ISIN: ZAE000065215)

Board of directors
AS Mabogoane (Chairman), G Schachat (Deputy Chairman)*, L Kirkinis (CEO)*, A Fourie*, DB Gibbon, BD Goba, R Naidoo, TM Sokutu*, BPF Steele, GZ Steffens (German), DFG Tembe (Mozambique), A Tugendhaft, DF Woollam*
** Executive*

Group Secretary
S Martin

Share transfer secretaries
Ultra Registrars (Pty) Limited
11 Diagonal Street, Johannesburg, 2001
PO Box 4844, Johannesburg, 2000
Telephone +27 11 834 2266
africanbank@ultrareg.co.za

Registered office
59 16th Road
Midrand, 1685

Private Bag X 170
Midrand, 1685

Investor relations and shareholder details

Lydia du Plessis	Karen de Beer	Hilda Sons
Telephone +27 11 256 9246	Telephone +27 11 256 9048	Telephone +27 11 256 9196
Telefax +27 11 315 3404	Telefax +27 11 315 3404	Telefax +27 11 315 3404

Email: investor.relations@africanbank.co.za

Company's websites
www.africanbank.co.za
www.eyomhlaba.co.za

GRAPHICOR
34441

www.africanbank.co.za